AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1998

                                            REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933



                          CHESTER VALLEY BANCORP INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




PENNSYLVANIA                       6035                     23-2598554
(State or Other         (Primary Standard Industrial      (I.R.S. Employer
Jurisdiction of          Classification Code Number)    Identification Number)
Incorporation or
Organization)


                            100 EAST LANCASTER AVENUE
                         DOWNINGTOWN, PENNSYLVANIA 19335
                                 (610) 269-9700
(Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                                ANTHONY J. BIONDI
                      PRESIDENT AND CHIEF OPERATING OFFICER
                           CHESTER VALLEY BANCORP INC.
                            100 EAST LANCASTER AVENUE
                         DOWNINGTOWN, PENNSYLVANIA 19335
                                 (610) 269-9700
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)


                                   Copies to:

          DAVID S. PETKUN, ESQ.                   PETER J. TUCCI, ESQ.
          SCHNADER HARRISON SEGAL & LEWIS llp     REED SMITH SHAW & MCCLAY llp
          1600 MARKET STREET                      2500 ONE LIBERTY PLACE
          SUITE 3600                              1650 MARKET STREET
          PHILADELPHIA, PA 19103                  PHILADELPHIA, PA 19103
          (215) 751-2146                          (215) 851-8130



     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger of a wholly-owned subsidiary of the registrant with and into Philadelphia Corporation for Investment Services as described in the Agreement and Plan of Merger dated as of March 18, 1998.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                 CALCULATION OF REGISTRATION FEE

                                            Proposed       Proposed
                                             Maximum        Maximum             Amount of
Title of Each Class of        Amount to Be Offering Price Aggregate Offering  Registration
Securities to Be Registered   Registered(1)  per Unit(2)    Price(1)(2)         Fee(2)
Proposed
------------------------------------------------------------------------------------------

Common Stock, par value $1.00
per share.......              134,102        $10.300        $1,381,267.92       $276.25

(1) The number of shares of Common Stock ("CVAL Common Stock") of Chester Valley Bancorp Inc. to be registered has been determined based on the maximum number of shares of CVAL Common Stock expected to be issued in connection with the proposed merger of Chester Valley Acquisition Corporation into Philadelphia Corporation for Investment Services.

(2) Estimated pursuant to Rule 457(f)(2), solely for the purpose of calculating the registration fee, based on the book value of shares of common stock, par value $10.00 per share, of PCIS ($1,381,267.92), at March 27, 1998.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       [PCIS LETTERHEAD]

Dear Shareholder:

          We invite you to attend the Special Meeting (the "Meeting") of shareholders of Philadelphia Corporation for Investment Services ("PCIS"), a Pennsylvania corporation, to be held at 1650 Market Street, Suite 3050, Philadelphia, Pennsylvania 19103 on ___________, 1998 at 10:00 a.m. The Meeting is being held in connection with the proposed acquisition of PCIS by Chester Valley Bancorp Inc. ("CVAL"), a thrift holding company which owns First Financial Bank, Downingtown, Pennsylvania.

          The attached Notice of Special Meeting and Proxy Statement/Prospectus describe the formal business to be transacted at the Meeting. Directors and officers of PCIS will be present to respond to any questions that our shareholders may have.

          At the Meeting, the shareholders will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated March 18, 1998 (the "Merger Agreement") among PCIS, CVAL and Chester Valley Acquisition Corporation ("Merger Subsidiary"), a corporate subsidiary of CVAL organized to facilitate the acquisition of PCIS. Pursuant to the Merger Agreement: (i) Merger Subsidiary will merge with and into PCIS (the "Merger"), and PCIS will become a direct wholly-owned subsidiary of CVAL. Upon the consummation of the Merger, you will receive in exchange for each share of PCIS common stock, par value $10.00 per share ("PCIS Common Stock") which you own, the number of shares of CVAL common stock, par value $1.00 per share ("CVAL Common Stock"), determined by the exchange ratio set forth in the Merger Agreement, together with a cash payment in lieu of any fractional share of CVAL Common Stock which you would otherwise be entitled to receive. Consummation of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the requisite vote of PCIS shareholders.

          The Board of Directors of PCIS has carefully considered the Merger Agreement and has determined that the Merger is in the best interests of PCIS and its shareholders. Accordingly, your Board of Directors recommends that you vote "FOR" approval of the Merger Agreement.

          Your participation in the Meeting, in person or by proxy, is important. The affirmative vote of the holders of a majority of the outstanding shares entitled to vote at the Meeting is required to approve the Merger Agreement. An abstention or failure to vote has the same effect as voting against the Merger Agreement. On behalf ofthe Board of Directors, I thank you for your support and urge you to vote "FOR" approval of the Merger Agreement and the transactions contemplated thereby.


                                   Sincerely,



                                   [signature]


   PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME

                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                         1650 Market Street, Suite 3050
                             Philadelphia, PA 19103

                                    NOTICE OF
                             MEETING OF SHAREHOLDERS
                         TO BE HELD [TIME], [DATE], 1998

          NOTICE IS HEREBY GIVEN that a meeting of shareholders (the "Meeting") of Philadelphia Corporation for Investment Services ("PCIS") will be held on [day], [date], 1998, at 1650 Market Street, Suite 3050, Philadelphia, Pennsylvania 19103, local time, at 10:00 a.m., Philadelphia time, for consideration of and action by the holders of PCIS common stock upon the following matters:

     1. The approval of the proposed merger of Chester Valley Acquisition Corporation ("Merger Subsidiary"), a wholly-owned subsidiary of Chester Valley Bancorp Inc., with and into PCIS pursuant to an Agreement and Plan of Merger, dated as of March 18, 1998 among Chester Valley Bancorp Inc., PCIS and Merger Subsidiary (the "Merger") and any other actions which may be required in furtherance of the Merger;

     2. The transaction of such other business as may properly come before the Meeting and any adjournment or postponement thereof, and matters incident to the conduct of the Meeting.

          The Board of Directors of PCIS has fixed the close of business on ______________, 1998, as the record date for the determination of holders of PCIS common stock entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. The Merger, the Merger Agreement and the other matters enumerated above are more fully described in the accompanying Proxy Statement/Prospectus.

SHAREHOLDERS (WHETHER THEY OWN ONE OR MANY SHARES AND WHETHER THEY EXPECT TO ATTEND THE MEETING OR NOT) ARE REQUESTED TO VOTE, SIGN AND DATE THE ACCOMPANYING PROXY.

                                        By Order of the Board of Directors


_______________ __ , 1998               ____________________________, Secretary

                               PROXY STATEMENT OF

                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                       FOR SPECIAL MEETING OF SHAREHOLDERS
                           _____________________, 1998

                                   -----------

                    PROSPECTUS OF CHESTER VALLEY BANCORP INC.
                                       FOR
        UP TO 134,102 SHARES OF COMMON STOCK (PAR VALUE $1.00 PER SHARE)


          This Proxy Statement/Prospectus is being furnished to the shareholders of Philadelphia Corporation for Investment Services, a Pennsylvania corporation ("PCIS"), in connection with the solicitation of proxies by its Board of Directors for use at the special meeting of shareholders of PCIS (the "Meeting") to be held on __________________, 1998, at 10:00 a.m., local time, at Suite
3050, 1650 Market Street, Philadelphia, Pennsylvania, and at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of special meeting of shareholders of PCIS.

          This Proxy Statement/Prospectus also constitutes the prospectus of Chester Valley Bancorp Inc. ("CVAL") that is a part of the Registration Statement of CVAL filed with the Securities and Exchange Commission with respect to shares of common stock, par value $1.00 per share of CVAL ("CVAL Common Stock") to be issued in connection with the Merger (the "Merger") of Chester Valley Acquisition Corporation, a wholly-owned subsidiary of CVAL ("Merger Subsidiary"), with and into PCIS pursuant to an Agreement and Plan of Merger, dated as of March 18, 1998 (the "Merger Agreement"), among CVAL, PCIS and Merger Subsidiary. Upon consummation of the Merger, (i) PCIS will become a direct wholly-owned subsidiary of CVAL; and (ii) each issued and outstanding share of common stock, par value $10.00 per share of PCIS ("PCIS Common Stock"), will be converted into the right to receive the number of shares of CVAL Common Stock determined by the exchange ratio set forth in the Merger Agreement together with a cash payment in lieu of any fractional share of CVAL Common Stock which the PCIS shareholder would otherwise be entitled to receive. See "The Merger Agreement--Conversion of PCIS Shares; The Exchange Ratio." A copy of the Merger Agreement is attached hereto as Appendix A and incorporated herein by reference.

          Consummation of the proposed Merger is subject to various conditions, including the approval of the holders of the requisite number of shares of PCIS Common Stock, all as described in the Proxy Statement/Prospectus. The proposed Merger will be consummated as soon as practical after such approval is obtained and the other conditions to the Merger are satisfied or waived.

          PCIS Common Stock is not traded in the over-the-counter market. CVAL Common Stock currently is traded, and it is expected that the CVAL Common Stock to be issued pursuant to the Merger Agreement will be traded, in the over-the-counter market and authorized for quotation on the Nasdaq National Market. The last known sales price per share of PCIS Common Stock was $215.05 on October 22, 1997. The average of the last bid and asked prices of a share of CVAL Common Stock as reported on the Nasdaq National Market on October 22, 1997 was $25.25. On December 9, 1997, the last full trading day prior to the public announcement of the Merger, the average of the last bid and asked prices on the Nasdaq National Market of CVAL Common Stock was $27.125. On _______________, 1998, the latest practicable trading day prior to the printing of this Proxy Statement/Prospectus, the average of the last bid and asked prices of a share of CVAL Common Stock on the Nasdaq National Market was $______.

          The information contained or incorporated by reference herein with respect to CVAL has been provided by CVAL, and the information contained or incorporated herein by reference with respect to PCIS has been provided by PCIS.

          This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of PCIS on or about _______ ____, 1998.

SEE "CERTAIN RISK FACTORS" AT PAGE 19 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN CVAL COMMON STOCK.

     This Proxy Statement/Prospectus does not cover any resales of the CVAL Common Stock issuable in the Merger by any shareholders deemed to be affiliates of PCIS or CVAL. No person is authorized to make use of this Proxy Statement/Prospectus in connection with such resales, although such stock may be traded without use of this Proxy Statement/Prospectus by former shareholders of PCIS who are not deemed to be affiliates of PCIS or CVAL.

THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SHAREHOLDERS OF CVAL AND PCIS ARE URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF CVAL COMMON STOCK ISSUABLE IN THE MERGER ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.



                                   -----------

       The date of this Proxy Statement/Prospectus is ________ __, 1998.

                                TABLE OF CONTENTS


AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . .  4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . .  4

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
  The Companies. . . . . . . . . . . . . . . . . . . . . . . .  6
  The Meeting. . . . . . . . . . . . . . . . . . . . . . . . .  7
  Share Ownership. . . . . . . . . . . . . . . . . . . . . . .  8
  The Merger . . . . . . . . . . . . . . . . . . . . . . . . .  8
  Recent Developments. . . . . . . . . . . . . . . . . . . . . 10
  Market Prices and Dividends. . . . . . . . . . . . . . . . . 10
  Unaudited Comparative Per Share Data . . . . . . . . . . . . 12
  Selected Consolidated Financial Data . . . . . . . . . . . . 14
  Unaudited Pro Forma Selected Financial Data. . . . . . . . . 17

CERTAIN RISK FACTORS . . . . . . . . . . . . . . . . . . . . . 19
  Uncertain Future Results . . . . . . . . . . . . . . . . . . 19
  Interest Rate Risk . . . . . . . . . . . . . . . . . . . . . 19
  Adequacy of Allowance for Loan Losses. . . . . . . . . . . . 19
  Local Economic Conditions. . . . . . . . . . . . . . . . . . 19
  Competition. . . . . . . . . . . . . . . . . . . . . . . . . 19
  Limited Adjustment to the Exchange Ratio in the Event of a
    Drop in CVAL Stock Prices  . . . . . . . . . . . . . . . . 20

THE MEETING. . . . . . . . . . . . . . . . . . . . . . . . . . 20
  General; Matters to be Considered. . . . . . . . . . . . . . 20
  Revocability of Proxies; Default Voting of Proxies . . . . . 20
  Board of Directors' Recommendations. . . . . . . . . . . . . 21
  Record Date; Quorum; Required Vote . . . . . . . . . . . . . 21
  Share Ownership of Officers, Directors and Certain
   Shareholders  . . . . . . . . . . . . . . . . . . . . . . . 21
  Solicitation of Proxies. . . . . . . . . . . . . . . . . . . 21

THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . 21
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . 21
  Background of the Merger . . . . . . . . . . . . . . . . . . 22
  CVAL's Reasons for the Merger. . . . . . . . . . . . . . . . 22
  PCIS's Reasons for the Merger; Recommendation of the PCIS
    Board  . . . . . . . . . . . . . . . . . . . . . . . . . . 23
  Certain Federal Income Tax Consequences. . . . . . . . . . . 24
  Interests of Certain Persons and Employee Matters. . . . . . 25
  Accounting Treatment . . . . . . . . . . . . . . . . . . . . 26
  Antitrust. . . . . . . . . . . . . . . . . . . . . . . . . . 26
  Dissenters Rights. . . . . . . . . . . . . . . . . . . . . . 26
  Nasdaq National Market . . . . . . . . . . . . . . . . . . . 28

DESCRIPTION OF CVAL CAPITAL STOCK. . . . . . . . . . . . . . . 28
  Common Stock . . . . . . . . . . . . . . . . . . . . . . . . 28
  Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . 28
  Anti-takeover Provisions of the Articles of Incorporation
  and Bylaws of CVAL . . . . . . . . . . . . . . . . . . . . . 28
  Pennsylvania Anti-Takeover Law Provisions. . . . . . . . . . 30

COMPARISON OF SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . 31

REGULATIONS AFFECTING DIVIDENDS ON CVAL CAPITAL STOCK. . . . . 33
  Ability of CVAL's Subsidiary, First Financial Bank,
   to Pay Dividends to CVAL  . . . . . . . . . . . . . . . . . 33
  General Corporate Law Restrictions Applicable to CVAL. . . . 34

RESALE RESTRICTIONS. . . . . . . . . . . . . . . . . . . . . . 34

THE MERGER AGREEMENT . . . . . . . . . . . . . . . . . . . . . 35
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . 35
  Effective Time . . . . . . . . . . . . . . . . . . . . . . . 35
  Corporate Matters. . . . . . . . . . . . . . . . . . . . . . 35
  Conversion of PCIS Shares. . . . . . . . . . . . . . . . . . 35
  The Exchange Ratio . . . . . . . . . . . . . . . . . . . . . 36
  Conduct of PCIS Pending The Merger . . . . . . . . . . . . . 36
  Conduct of CVAL Pending the Merger . . . . . . . . . . . . . 38
  Appointment of Directors . . . . . . . . . . . . . . . . . . 38
  No Solicitation of Other Acquisition Proposals . . . . . . . 39
  Representations and Warranties . . . . . . . . . . . . . . . 39
  Capitalization of PCIS . . . . . . . . . . . . . . . . . . . 39
  Capitalization of CVAL . . . . . . . . . . . . . . . . . . . 40
  General Conditions Precedent to the Merger . . . . . . . . . 40
  Conditions Precedent to Obligations of CVAL. . . . . . . . . 41
  Conditions Precedent to Obligations of PCIS. . . . . . . . . 41
  Shareholder Indemnity  . . . . . . . . . . . . . . . . . . . 42
  Termination  . . . . . . . . . . . . . . . . . . . . . . . . 43
  Termination Fees and Expenses. . . . . . . . . . . . . . . . 43

PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES . . . . . . . 44

SELECTED PCIS FINANCIAL DATA . . . . . . . . . . . . . . . . . 45

PCIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF PCIS's
FINANCIAL CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . 46

DIRECTORS AND EXECUTIVE OFFICERS OF PCIS . . . . . . . . . . . 47
  Directors. . . . . . . . . . . . . . . . . . . . . . . . . . 48
  Executive Officers . . . . . . . . . . . . . . . . . . . . . 47
  Security Ownership of Certain Beneficial Holders and
  Management . . . . . . . . . . . . . . . . . . . . . . . . . 48

PCIS EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . 50
  Summary Compensation Table . . . . . . . . . . . . . . . . . 50

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PCIS . . . . 51

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION . . . . 51

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 55

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . 55

INDEX TO PCIS FINANCIAL STATEMENTS . . . . . . . . . . . . . .F-1


APPENDIX A MERGER AGREEMENT. . . . . . . . . . . . . . . . . .A-1

APPENDIX B DISSENTERS RIGHTS PROVISIONS. . . . . . . . . . . .B-1

                      AVAILABLE INFORMATION


          CVAL is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy statements and other information also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, CVAL is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available on the Commission's World Wide Web site within 24 hours of acceptance. The address of such site is http://www.sec.gov. CVAL Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information filed by CVAL with the Nasdaq National Market may also be inspected at the Offices of the National Association of Securities Dealers, Inc. (the "NASD"), Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

          CVAL has filed with the Commission a registration statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act") with respect to the securities of CVAL to be issued pursuant to the Merger Agreement. As permitted under the 1933 Act and the 1934 Act, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information can be inspected and copied or obtained from the Commission in the manner described above. Statements contained in this Proxy Statement/Prospectus, or in any document incorporated in this Proxy Statement/Prospectus by reference, as to the contents of any other document referred to herein or therein are not necessarily complete, and each such statement is qualified in all respects by reference to the copy of such other document filed as an exhibit to the Registration Statement or such other document.

          This Proxy Statement/Prospectus is accompanied by a copy of CVAL's Form 10-KSB for the fiscal year ended June 30, 1997 and CVAL's Form 10-QSB for the quarterly period ended December 31, 1997.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


          The following  documents which have been filed by CVAL pursuant to the
1934   Act   are   hereby    incorporated    by    reference   in   this   Proxy
Statement/Prospectus:

          1. CVAL's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997; and

          2. CVAL's Quarterly Reports on Form 10-QSB for the fiscal quarters ended September 30 and December 31, 1997.

          The information relating to CVAL contained in this Joint Proxy Statement-Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference herein.

          All documents filed by CVAL pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the PCIS Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated herein, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          This Proxy Statement/Prospectus incorporates certain documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, upon request directed to the Director of Shareholder Relations, Chester Valley Bancorp Inc., 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335, telephone number (610) 269-9700. In order to ensure timely delivery of these documents, any request should be made by _________________, 1998 [5 business days before the Meeting].

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER CVAL OR PCIS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS JOINT
PROXY STATEMENT-PROSPECTUS WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CVAL OR PCIS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                     SUMMARY

          The following is a summary of certain information contained elsewhere in this Proxy Statement-Prospectus and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and the documents referred to herein and incorporated herein by reference. Shareholders of CVAL and PCIS are urged to review carefully this Proxy Statement-Prospectus, including the Merger Agreement attached hereto as Appendix A and the other Appendices attached hereto, and the documents incorporated herein by reference.

          This Proxy Statement/Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to CVAL and PCIS that are based on the beliefs of the management of CVAL or PCIS, as applicable, as well as assumptions made by and information currently available to the management of CVAL or PCIS, as applicable. When used in this Proxy Statement/Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to CVAL, PCIS or the management of either of them, identify forward-looking statements. Such statements, which include, without limitation, statements as to the benefits expected to be realized as a result of the Merger and the matters set forth herein under "The Merger," reflect the current views of CVAL or PCIS, as applicable, with respect to future events, the outcome of which is subject to certain risks, including among others, those set forth in "Certain Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended. Shareholders of PCIS are urged to consider the foregoing in evaluating the information contained herein.


                                  The Companies

Chester Valley Bancorp Inc.

          CVAL, established in 1989, is a Pennsylvania chartered unitary thrift holding company, headquartered in Downingtown, Pennsylvania. The business of CVAL primarily consists of the ownership of 100% of the outstanding capital stock of First Financial Bank, a Pennsylvania-chartered stock savings association (the "Bank") founded in 1922, which conducts operations through seven full-service offices located in Downingtown, Exton, Frazer, Thorndale,
Westtown, Airport Village in Coatesville, and Brandywine Square between Downingtown and Exton, Pennsylvania. The Bank is primarily engaged in attracting deposits from the general public and using such deposits, together with borrowings and other sources of funds, to originate and purchase first mortgage loans as well as construction loans secured by residential and commercial real estate, consumer loans, and other non-mortgage loans.

          The principal executive offices of CVAL are located at 100 East Lancaster Avenue, Downingtown, PA 19335, and its telephone number is (610) 269-9700. As used in this Proxy Statement/Prospectus, the term "CVAL" refers to Chester Valley Bancorp Inc. and its subsidiaries, unless the context otherwise requires.


Philadelphia Corporation for Investment Services

          PCIS is a securities broker/dealer and investment advisor. It is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Industry Association ("SIA"). It is registered as a broker/dealer in all 50 states and the District of Columbia, and as an investment advisor with the Commission. PCIS is subject to stringent minimum capital and licensing requirements.

          PCIS's clients are primarily individuals and smaller corporations, including various retirement plans. PCIS offers investment advice to and executes transactions for its customers. PCIS does not engage in commodity transactions, nor does it maintain an investment account. Although registered as a self clearing firm, approximately 99% of PCIS's transactions are cleared through another broker/dealer, which also executes nearly all PCIS directed transactions except for certain other fixed income transactions. PCIS does not trade for its own account except in limited circumstances; such principal transactions as it executes are almost all done to satisfy customer orders.

          PCIS is subject to the regulations of the Commission, the NASD, the MSRB, SIPC, District of Columbia and each of the state jurisdictions within which it is registered. PCIS is routinely examined as a broker/dealer by the NASD and as an investment advisor by the Commission.

          The principal executive offices of PCIS are located at 1650 Market Street, Suite 3050, Philadelphia, Pennsylvania 19103, and its telephone number is (215) 419-6400.


Chester Valley Acquisition Corporation

          Chester Valley Acquisition Corporation ("Merger Subsidiary"), a corporation organized under the laws of the Commonwealth of Pennsylvania, is a direct wholly-owned subsidiary of CVAL, and was incorporated in December 1997. Merger Subsidiary has no material assets and has not engaged in any activities except in connection with the Merger. The principal executive offices of Merger Subsidiary are located at 100 Lancaster Avenue, Downingtown, Pennsylvania 19335 and its telephone number is (610) 269-9700.


                                   The Meeting

Time, Date, Place and Purpose

          A special meeting of shareholders of PCIS (the "Meeting") will be held at Suite 3050, 1650 Market Street, Philadelphia, Pennsylvania, on [DATE], 1998 at 10:00 a.m., Philadelphia time. See "The Meeting." The purpose of the Meeting is to consider and vote upon the following matters: (i) the approval of the proposed merger of Merger Subsidiary with and into PCIS pursuant to an Agreement and Plan of Merger, dated as of March 18, 1998, among CVAL, PCIS and Merger Subsidiary (the "Merger Agreement") and the approval of any other actions as may be required in furtherance of the Merger; and (ii) the transaction of such other business as may properly come before the Meeting and any adjournment or postponement thereof, and matters incident to the conduct of the Meeting.


Record Date; Required Vote

          Only holders of record of PCIS Common Stock at the close of business on __________, 1998 (the "PCIS Record Date") are entitled to receive notice of and to vote at the Meeting. At the close of business on the PCIS Record Date, there were 5,725 shares of PCIS Common Stock outstanding, each of which entitles the registered holder thereof to one vote. See "The Meeting--Record Date; Quorum; Required Vote."

          Under Pennsylvania law, approval of the Merger will require the affirmative vote of a majority of the outstanding shares of capital stock of PCIS entitled to vote thereon. Directors and executive officers are expected to vote substantially all of the PCIS shares beneficially held by them as of April 6, 1998, representing approximately 59% of the PCIS Common Stock outstanding at that date, "FOR" approval of the Merger Agreement and the transactions contemplated thereby. See "The Meeting--Record Date; Quorum; Required Vote."

THE BOARD OF DIRECTORS OF PCIS (THE "PCIS BOARD") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT PCIS SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE APPROVAL OF ANY OTHER ACTIONS AS MAY BE REQUIRED IN FURTHERANCE OF THE MERGER. SEE "THE MERGER--PCIS'S REASONS FOR THE MERGER; RECOMMENDATION OF THE PCIS BOARD."

                                 Share Ownership


Share Ownership of Officers, Directors and Certain Shareholders of PCIS

          At the close of business on April 6, 1998, directors and executive officers of PCIS and their affiliates were the beneficial owners of an aggregate of 3,400 shares (59.39%) of the PCIS Common Stock then outstanding. See "The Meeting--Share Ownership of Officers, Directors and Certain Shareholders" and "Directors and Executive Officers of PCIS--Security Ownership of Certain Beneficial Owners and Management."


Share Ownership of Officers, Directors and Certain Shareholders of CVAL

          At the close of business on April 8, 1998 directors and executive officers of CVAL and their respective affiliates were the beneficial owners of an aggregate of approximately 387,303 shares (approximately 17.72%)of the CVAL Common Stock then outstanding.

                                   The Merger

          At the effective time of the Merger ("Effective Time"), Merger Subsidiary will merge into PCIS, with PCIS as the surviving corporation of the Merger. As a result of the Merger, PCIS will become a wholly-owned subsidiary of CVAL. The Effective Time of the Merger will be at 12:01 a.m. on the first business day following the closing of the Merger (the "Closing"). The Closing will occur on a date (the "Closing Date") which is to be no later than the 30th business day after receipt of all shareholder approvals required by the Merger agreement and all necessary governmental approvals (if any), the expiration of any related waiting periods and the lifting of any stay of any such governmental approval or of any injunction against the Merger.


The Merger Consideration

          At the Effective Time of the Merger, each share of PCIS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares the holders of which are exercising appraisal rights See "Dissenters Rights," below) will by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into the right to receive a number of shares of CVAL Common Stock determined in accordance with the exchange ratio ("Exchange Ratio") set forth in the Merger Agreement. No fractional shares of CVAL Common Stock will be issued in connection with the Merger. In lieu of any fractional shares, CVAL will pay to each holder of PCIS Common Stock otherwise entitled to receive a fractional share, an amount in cash. See "The Merger Agreement--Conversion of PCIS Shares; The Exchange Ratio."


Termination

          The Merger Agreement may be terminated before the Effective Time notwithstanding approval by the shareholders of PCIS, under the circumstances specified in the Merger Agreement, including by mutual written agreement of CVAL and PCIS and termination by either party if the Merger is not consummated by June 30, 1998. See "The Merger Agreement--Termination."


Termination Fees and Expenses

          Under certain circumstances, PCIS may be required to pay a termination fee if the Merger is not consummated. Under certain circumstances, either CVAL or PCIS may be required to reimburse the other party for damages and for its reasonable out-of-pocket expenses if the Merger is not consummated. See "The Merger Agreement--Termination Fees and Expenses."

Recommendation of the PCIS Board

          The PCIS Board has approved the Merger Agreement and recommends that the shareholders of PCIS vote "FOR" the adoption of the Merger Agreement and any other actions as may be required in furtherance of the Merger. For a discussion of the factors considered by the PCIS Board in reaching its conclusions, see "The Merger--PCIS's Reasons for the Merger; Recommendation of the PCIS Board."


Interests of Certain Persons

          In considering the recommendations of the PCIS Board with respect to the Merger and the transactions contemplated thereby, holders of PCIS Common Stock should be aware that certain members of PCIS's management and of the PCIS Board have certain interests in the Merger that are in addition to the interests of shareholders of PCIS generally, including, among other things, (i) the continued membership of current members of the PCIS Board of Directors on the Board of the surviving corporation; (ii) the possible appointment of certain members of the PCIS Board to membership on the Board of Directors of CVAL; and
(iii) the employment agreements that PCIS has entered into with its Chairman, President and all Vice Presidents in connection with the Merger. See "The Merger--Interests of Certain Persons and Employee Matters."


Certain Federal Income Tax Consequences

          The Merger is intended to be a tax-free reorganization as a result of which no income, gain or loss will be recognized by CVAL or PCIS and no income, gain or loss will be recognized by PCIS shareholders upon exchange of their PCIS Common Stock for CVAL Common Stock pursuant to the Merger Agreement, except in respect of cash received by holders of PCIS Common Stock in lieu of fractional shares of CVAL Common Stock. PCIS SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO THEIR OWN
PARTICULAR   CIRCUMSTANCES.   See  "The  Merger--Certain   Federal  Income  Tax
Consequences."


Accounting Treatment

          The Merger is intended to be accounted for as a pooling-of-interests. See "The Merger--Accounting Treatment of the Merger."


Dissenters Rights

          Pursuant to the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), the holders of PCIS Common Stock will have the right to dissent from approval of the Merger, and to demand and receive the "fair value" of their shares of PCIS Common Stock. In order to assert such dissenters rights, a PCIS shareholder must: (i) file a written notice of intent to dissent with PCIS prior to the shareholder vote at the Meeting; (ii) refrain from voting in favor of the Merger; (iii) file a written demand for payment and deposit the certificates representing his or her shares in accordance with the terms of the notice to demand payment that will be sent by PCIS; and (iv) comply with certain other statutory procedures set forth in the BCL. Proxies which are returned but which do not contain voting instructions will be voted in favor of the Merger Agreement, which will result in a forfeiture of dissenters rights with respect to the Merger. A copy of the applicable sections of the BCL is attached to this Prospectus as Appendix B. Any deviation from the procedures set forth in such statutory provisions may result in the forfeiture of dissenters rights with respect to the Merger. Accordingly, shareholders wishing to assert dissenters rights are urged to read carefully "The Merger Dissenters Rights" and Appendix B to this Prospectus.

                       Recent Developments

          Year 2000 Compliance. As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products were designed to accommodate only two-digits. For example, "96" is stored on the system and represents 1996. The Bank has been identifying potential problems associated with the "Year 2000" issue and has implemented a plan designed to ensure that all software used in connection with CVAL's business will manage and manipulate data involving the transition with data from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. The Bank has prepared a critical issues schedule with a timeline and assigned responsibilities. In addition, the Bank recognizes that its ability to be Year 2000 compliant is dependent upon the cooperation of its vendors. The Bank is requiring its computer systems and software vendors to represent that the products provided are or will be Year 2000 compliant and has planned a program of testing for compliance. The Bank has received representations from its primary third party vendors that they will have resolved any Year 2000 problems in their software by December 31, 1998 and anticipates that all of its vendors also will have resolved any Year 2000 problems in their software by that same date. All Year 2000 issues for the Bank, including testing, are expected to be addressed by December 31, 1998 and any problems would be remedied by March 31, 1999. The Bank will also prepare contingency plans in the event there are any system interruptions. There can be no assurances, however, that such plan or the performance by the Bank's vendors will be effective to remedy all potential problems. To the extent CVAL's systems are not fully Year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a materially adverse effect on CVAL's business, financial condition, results of operations and business prospects. Further, any Year 2000 failure on the part of the Bank's customers could result in additional expense or loss to the Bank. The Bank plans also to work with its customers to address any potential
Year 2000 problems.

          Opening New Branch. The Bank plans to open its eighth branch office at 414 Lancaster Avenue in Devon, Pennsylvania, site of the former Silk Road Restaurant. The Bank has recently received approval from the Easttown Township Zoning Board for the development and renovation of the property for an anticipated opening in the Summer of 1998. The Bank's newest branch will provide not only a full complement of experienced banking professionals, but also the expertise of a commercial lending officer and access to a Trust and Investment Officer. The office will provide three drive-up windows including a MAC drive-up Automated Teller Machine. Extended weekday banking hours and Saturday hours will also be offered at this location.


                   Market Prices and Dividends

          CVAL Common Stock is in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "CVAL". The following table presents for the periods indicated (rounded to the nearest cent and adjusted for all stock splits and stock dividends) the high and low closing prices on the Nasdaq National Market for CVAL Common Stock and the cash dividends paid per share on CVAL Common Stock.

                                               CVAL Common Stock
                                               __________________
                                                 Closing Prices
                                                                    Dividends
Period Ended                                    Low       High      Per Share
------------                                    ---       ----      ---------
CVAL's Fiscal Year Ended June 30, 1996 . .     $   13.24  $   14.86  $   .27
   Quarter Ended September 30, 1995  . . .     $   13.79  $   14.86  $   .06
   Quarter Ended December 31, 1995 . . . .     $   13.24  $   14.51  $   .07
   Quarter Ended March 31, 1996  . . . . .     $   13.24  $   14.51  $   .07
   Quarter Ended June 30, 1996 . . . . . .     $   13.24  $   13.79  $   .07


                                      -10-

CVAL's Fiscal Year Ended June 30, 1997 . .     $   13.06  $   20.71  $   .35
     Quarter Ended September 30, 1996  . .     $   13.06  $   15.24  $   .07
     Quarter Ended December 31, 1996 . . .     $   13.90  $   15.24  $   .08
     Quarter Ended March 31, 1997  . . . .     $   15.71  $   16.57  $   .10
     Quarter Ended June 30, 1997 . . . . .     $   15.71  $   20.71  $   .10

Six Months Ended December 31, 1997 . . . .     $   19.64  $   29.25  $  0.21


          There is no established public trading market for PCIS Common Stock, and, accordingly, there are no published market quotations for such stock. Transfer of PCIS Common Stock is restricted. Among other things, pursuant to a shareholders' agreement, PCIS has the right to buy a PCIS shareholder's stock at the then applicable book value in connection with a sale or upon termination of employment. Subject to the foregoing, the sale price for PCIS Common Stock on October 22, 1997, the most recent date preceding public announcement of the Merger on which a sale occurred, was $215.05 per share.

           The table below presents for October 22, 1997 and December 9, 1997, the last trading days before the announcement of the Merger on which shares of PCIS and CVAL, respectively, had been sold, and ___________, 1998, the latest practicable trading day prior to the printing of this Proxy Statement/Prospectus: (a) the average of the last bid and asked prices on the Nasdaq National Market for CVAL Common Stock, (b) the price per share of PCIS Common Stock and (c) the pro forma equivalent in CVAL Common Stock of a share of PCIS Common Stock computed by multiplying the price of CVAL Common Stock provided in the table for the corresponding date by a hypothetical Exchange Ratio of 23.4239. Bid quotations in the table below relating to CVAL Common Stock reflect interdealer prices, without markup, markdown or commission and may not necessarily represent actual transactions.



                                        ---------------------------------------
                                        CVAL       PCIS Common   Pro Forma PCIS
                                        Common      Stock        Common Stock
                                        Stock                    Equivalent
                                        ---------------------------------------
October 22, 1997                        $25.250   $215.050       $591.454

December 9, 1997 . . . . . . . .        $27.125   N/A            $635.373

______, 1998 . . . . . . . . . .        $-----    N/A            $-------


          The hypothetical Exchange Ratio of 23.4239 is based on the assumption that the Average Price Per Share of CVAL Common Stock, as defined in the Merger Agreement (see "The Merger Agreement--The Exchange Ratio"), will at the
Effective Time be greater than or equal to $27.50. However, shareholders are urged to obtain current quotations for the market prices of CVAL Common Stock. No assurance can be given as to the market price of CVAL Common Stock at the Effective Time. The Exchange Ratio in the event the applicable Average Price Per Share, as defined in the Merger Agreement (see "The Merger Agreement--The Exchange Ratio"), of CVAL Common Stock is at or below $24.50 remains the same regardless of the extent to which such price drops below $24.50, and a drop in the market price of CVAL Common Stock below such price will not prevent consummation of the Merger. Accordingly, the market value of the shares of CVAL Common Stock that holders of PCIS Common Stock will receive in the Merger may vary significantly from the prices shown above, and the number of shares of CVAL Common Stock holders of PCIS Common Stock will be entitled to receive in the Merger will not be increased to reflect any drop in the applicable Average Price Per Share of CVAL Common Stock below $24.50. See "Certain Risk Factors--Limited Adjustment to the Exchange Ratio in the Event of a Drop in CVAL Stock Prices."

           The following table presents for the periods indicated (rounded to the nearest cent and adjusted for all stock splits and stock dividends) cash distributions paid per share on PCIS Common Stock.

                                                  PCIS Common Stock
                                                  -----------------
Period Ended                                      Distributions
                                                    Per Share
                                                    ---------

PCIS's Fiscal Year Ended December 31, 1996 . . .       $45.41
     Quarter Ended March 29, 1996. . . . . . . .       $32.14
     Quarter Ended June 28, 1996 . . . . . . . .       $ 4.74
     Quarter Ended September 27, 1996. . . . . .       $ 3.73
     Quarter Ended December 31, 1996 . . . . . .       $ 4.80



PCIS's Fiscal Year Ended December 31, 1997 . . .       $53.18
     Quarter Ended March 28, 1997. . . . . . . .       $35.25
     Quarter Ended June 27, 1997 . . . . . . . .       $ 6.10
     Quarter Ended September 26, 1997. . . . . .       $ 3.28
     Quarter Ended December 31, 1997 . . . . . .       $ 8.55

          The payment of  dividends  on PCIS Common  Stock is subject  under the
Merger   Agreement   to  certain   limitations.   See  "The Merger Agreement--
Capitalization of PCIS."


                      Unaudited Comparative Per Share Data


          The following table sets forth certain historical and pro forma per share data for CVAL Common Stock for CVAL's fiscal year ended June 30, 1997 and the three-month and six-month periods ended September 30 and December 31, 1997, and certain historical and equivalent pro forma per share data for PCIS Common Stock for PCIS's fiscal year ended December 31, 1997. The information presented herein should be read in conjunction with the selected historical consolidated financial data and unaudited pro forma consolidated financial information found elsewhere in this Proxy Statement/Prospectus as well as the historical financial information of CVAL incorporated herein by reference. Historical per share data are derived from audited or unaudited financial statements of CVAL and PCIS, as the case may be. Pro forma per share data for CVAL Common Stock are derived from the unaudited pro forma consolidated financial information found elsewhere in this Proxy Statement/Prospectus.

                                                      Six Months
                               Year Ended               Ended
                              June 30, 1997          December 31, 1997

                         CVAL            PCIS          CVAL         PCIS
                     Common Stock   Common Stock  Common Stock  Common Stock


Net Income(1)
Historical - Basic  $    .89       51.12          $    .78       37.83
             Diluted     .89       51.12               .77       37.83
Pro Forma - Basic        .97       22.72               .83       19.44
            Diluted      .97       22.72               .82       19.21
Book Value (at end
   of period)(2)
   Historical       $  12.52      199.17          $  13.24      223.97
   Pro Forma        $  12.27      287.41          $  13.02      304.98

______________________________

(1) CVAL pro forma income from continuing per common share represents historical net income from continuing operations for CVAL and PCIS combined on the assumption that CVAL and PCIS have been combined for the periods presented on a pooling-of-interests basis, divided by the sum of:

     (i) weighted average CVAL Common Stock outstanding during the year ended June 30, 1997 (2,152,613 for basic and 2,164,666 diluted) or for the six months ended December 31, 1997 (2,163,109 for basic and 2,193,681 for diluted), respectively, plus

     (ii) weighted average PCIS Common Stock outstanding during the year ended June 30, 1997 (6,095 for both basic and diluted) or for the six months ended December 31, 1997 (5,967 for both basic and diluted) multiplied by the Exchange Ratio. PCIS equivalent pro forma income from continuing operations per common share represents such amounts multiplied by the Exchange Ratio.

(2) Pro forma book value per share of CVAL Common Stock was calculated by dividing total pro forma combined shareholders' equity amounts as of the applicable date by the sum of:

     (i) the actual number of shares of CVAL Common Stock outstanding at June 30, 1997 (2,161,476 shares), and at December 31, 1997 (2,168,542 shares), respectively, and

     (ii) the actual number of shares of PCIS Common Stock outstanding at June 30, 1997 (6,095 shares), and at December 31, 1997 (5,725), multiplied by the Exchange Ratio, respectively.

Equivalent pro forma value per share of PCIS Common Stock represents the pro forma book value per share of CVAL Common Stock multiplied by the Exchange Ratio.

        Selected Historical Consolidated Financial Data


          The following tables set forth certain selected consolidated historical financial information for CVAL and PCIS. This data is derived from and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of CVAL and the financial statements of PCIS, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus.



                                         CVAL
                    Selected Consolidated Financial Data
                            At or
                          Six Months
                            Ended            At or Year Ended June 30,
                           December 31, -------------------------------------
                              1997      1997      1996    1995   1994    1993
                           --------------------------------------------------
                              (Dollars in thousands, except per share data)

Financial Position

Total assets                    $  325,643    $ 323,673    $ 272,932    $ 262,360      244,071      222,227
Loans, gross                       267,942      260,001      226,630      223,406      196,492      177,811
Allowance for loan loss              3,080        2,855        2,667        2,449        2,199        1,770
Investment securities
  available for sale                24,411       27,566        6,159           --           --           --
  held for maturity                 17,352       19,469       24,593       26,285       32,087       29,454
Deposits                           266,648      260,750      228,206      217,981      204,802      191,484
Borrowings                          27,112       30,447       13,972       15,097       12,366        5,865
Shareholders' equity                28,706       27,065       25,564       23,784       21,870       19,158

Operations
Total interest income            $  12,655     $ 22,569     $ 20,566     $ 18,882       16,514       16,015
Total interest expense               6,621       11,503       10,875        9,830        8,275        8,265
Net interest income                  6,034       11,066        9,691        9,052        8,239        7,750
Provision for loan losses              240          523          340          455          627          708
Net interest income after
   provision of loan losses          5,794       10,543        9,351        8,597        7,612        7,042
Other income                           833        1,324        1,123        1,045        1,327        1,215
Operating expenses                   4,246        9,184        7,003        6,620        6,085        5,352
Income tax expense                     697          757        1,032          869          933        1,091
Net income before change
   in accounting for income
taxes                                1,684        1,926        2,439        2,153        1,921        1,814
Cumulative effect of a change
   in accounting for income
   taxes                                --           --           --           --          540           --
Net income after change
   in accounting for income
   taxes                             1,684        1,926        2,439        2,153        2,461        1,814

Share Data: (1)
Earnings per common share
                                                                                                         (2)

   Basic                              0.78         0.89         1.13         1.00         0.91         0.88
   Diluted                            0.77         0.89         1.12         0.99         0.90         0.86


                                      -14-

Book value per common
share at end of period               13.24        12.52        11.83        11.02        10.20         9.22
Dividends declared per
common share                          0.21         0.35         0.27         0.22         0.20         0.16

(1) Adjusted to reflect 5% stock dividends paid in September 1997, 1996, 1995, 1994 and 1993, and the five-for-four stock splits effected in the form of dividends in December 1993 and March 1997.

(2) EPS for 1994 is before the cumulative effect of a change in accounting for income taxes.


                                         PCIS
                            Selected Financialf Data
                             At or
                           Six Months
                             Ended           At or Year Ended June 30,
                           December 31,  ------------------------------------------------
                              1997     1997       1996      1995       1994      1993
                           -------------------------------------------------------------
                              (Dollars in thousands, except per share data)

Financial Position

     Total assets              $  1,787   $ 1,528   $ 1,616   $ 1,502   $ 1,400     $ 888
     Loans, gross                    --        --        --        --        --        --
     Allowance for loan loss         --        --        --        --        --        --
     Investment securities
      available for sale            787       252       343       240       299       136
      held for maturity              --        --        --        --        --        --
     Deposits                        --        --        --        --        --        --
     Borrowings                     442       252       343       241       300       137
     Shareholders' equity         1,281     1,214     1,202     1,180     1,057       713

Operations

     Total interest income      $    --    $   --   $    --    $   --    $   --     $  --
     Total interest expense          --        --        --        --        --        --
     Net interest income             --        --        --        --        --        --
      Provision for loan
      losses                         --        --        --        --        --        --
     Net interest income
      after provision of loan
      losses                         --        --        --        --        --        --
     Other income                 1,487     2,676     2,590     2,322     2,442     2,284
     Operating expenses           1,259     2,365     2,297     2,125     2,114     1,961
     Income tax expense              --        --        --        --       105       105
     Net income                     228       311       293       197       223       218

Share Data: (1)
     Earnings per common
     share
       Basic                      37.83     51.12     48.23     28.46     39.31     41.03
       Diluted                    37.83     51.12     48.23     28.46     39.31     41.03


                                      -15-

     Book value per
       common share at end
       of period                 223.97    199.17    197.51    194.71    173.33    134.07
     Cash distributions
       declared per common
       share                      11.83     49.43     45.42      7.07        --        --



(1) Beginning with years beginning January 1, 1995, no provisions have been made for income taxes since PCIS has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, PCIS does not pay income taxes on its taxable income. Instead, shareholders are liable for individual income taxes based on their respective shares of PCIS's taxable income.


           Unaudited Pro Forma Selected Financial Data


          The following table presents unaudited pro forma selected data for CVAL restated to give effect to the Merger. The pro forma selected data is not necessarily indicative of the results that would have been achieved had the Merger been consummated on or before such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the unaudited pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See " Unaudited Pro Forma Consolidated Financial Information." The information presented should be read in conjunction with such pro forma financial statements, and the notes thereto, and the historical financial statements, including the notes thereto, of CVAL and PCIS incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus.



                               Pro Forma Combined
                      Selected Consolidated Financial Data

                             At or
                           Six Months
                             Ended           At or Year Ended June 30,
                           December 31,  ------------------------------------------------
                              1997     1997       1996      1995       1994      1993
                           -------------------------------------------------------------
                              (Dollars in thousands, except per share data)

Financial Position

     Total assets                   $  327,430   $ 325,201   $ 274,548   $ 263,862   $ 245,471   $ 223,115
     Loans, gross                      267,942     260,001     226,630     223,406     196,492     177,811
     Allowance for loan
     loss                                3,080       2,855       2,667       2,449       2,199       1,770
     Investment securities
     available for sale                 25,198      27,818       6,502         240         299         136
     held for maturity                  17,352      19,469      24,593      26,285      32,087      29,454
     Deposits                          266,648     260,750     228,206     217,981     204,802     191,484
     Borrowings                         27,554      30,699      14,315      15,338      12,666       6,002
     Shareholders' equity               29,987      28,279      26,766      24,964      22,927      19,871

Operations

     Total interest income           $  12,655    $ 22,569    $ 20,566    $ 18,882    $ 16,514    $ 16,015
     Total interest expense              6,621      11,503      10,875       9,830       8,275       8,265
     Net interest income                 6,034      11,066       9,691       9,052       8,239       7,750
       Provision for loan
       losses                              240         523         340         455         627         708
     Net interest income
       after provision of loan
       losses                            5,794      10,543       9,351       8,597       7,612       7,042
     Other income                        2,320       4,000       3,713       3,367       3,769       3,499
     Operating expenses                  5,505      11,549       9,300       8,745       8,199       7,313
     Income tax expense                    697         757       1,032         869       1,038       1,196
     Net income before
       change in accounting
       for income taxes                  1,912       2,237       2,732       2,350       2,144       2,032

                                      -17-

     Cumulative effect of
       a change in accounting
       for income taxes                     --          --          --          --         540          --
     Net income after
       change in accounting
       for income taxes                  1,912       2,237        2,732      2,350       2,684       2,032

Share Data: (1)
     Dividends declared per
     common share                    $    .23       $ .46       $  .37     $   .23     $   .19         .15

(1)  Adjusted to reflect 5% CVAL stock dividends paid in September  1997,  1996,
     1995, 1994, and 1993, and the five-for-four stock splits effected in the form of dividends December 1993 and March 1997.


                       CERTAIN RISK FACTORS

          Holders of PCIS Common Stock, in evaluating whether to approve the Merger and thereby become holders of CVAL Common Stock should carefully consider the following risk factors, in addition to the other information included and incorporated by reference in this Proxy Statement/Prospectus.

Uncertain Future Results

          The banking business is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of CVAL, may adversely affect the potential profitability of CVAL. Management does not expect any one particular factor to affect the results of operations. A downward trend in several areas, however, including real estate, construction and consumer spending, could have an adverse impact on the ability of CVAL to maintain or increase profitability. Therefore, there is no assurance that CVAL will be able to continue its current growth rates.

Interest Rate Risk

          CVAL's earnings depend, to a large extent, upon net interest income, which is primarily influenced by the relationship between its cost of funds (deposits and borrowings) and the yield on its interest-earning assets (loans and investments). This relationship, known as the net interest spread, is subject to fluctuation and is affected by regulatory, economic and competitive factors which influence interest rates, the volume, rate and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. As part of its interest rate risk management strategy, management seeks to control its exposure to interest rate changes by managing the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. However, there is no assurance that this risk management strategy will be successful in the event of all possible interest rate changes.

Adequacy of Allowance for Loan Losses

          In originating loans, there is a likelihood that some credit losses will occur. This risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness and debt servicing capacity of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral securing the loan. Management maintains an allowance for loan losses based on, among other things, delinquency trends, the volume of non-performing loans, prior loss experience of the portfolio, current economic conditions and other factors. Management currently believes that the allowance for loan losses is adequate, but that there can be no assurance that this allowance will not have to be increased.

Local Economic Conditions

          The success of CVAL is dependent, to a certain extent, upon the general economic conditions in the geographic markets served by CVAL. Although CVAL expects that economic conditions will continue to be favorable in these markets, no assurance can be given that these economic conditions will continue. Adverse changes in economic conditions in the geographic markets that CVAL serve would likely impair CVAL's ability to collect loans and could otherwise have a material adverse effect on the consolidated results of operations and financial condition of CVAL.

Competition

          CVAL faces significant competition from many other banks, savings institutions and other financial institutions which have branch offices or otherwise operate in CVAL's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than CVAL including a larger capital base that allows them to attract customers seeking larger loans than CVAL is able to make. There is no assurance that CVAL will continue to compete successfully in its market area.

Limited Adjustment to the Exchange Ratio in the Event of a Drop in CVAL Stock Prices

          The Exchange Ratio is expressed in the Merger Agreement as a variable ratio, which is designed to increase the number of shares of CVAL Common Stock to be exchanged for PCIS Common Stock to reflect a decrease, within certain limits, in the market price of CVAL Common Stock prevalent just before the Effective Time or decrease such number of shares to reflect an increase, within certain limits, in that market price. But the variable denominator in the formula used to compute the Exchange Ratio, an average of last asked prices over a specified period preceding the exchange (see "The Exchange Ratio"), will only reflect averages ranging from $24.50 to $27.50. Any deviation in the applicable average above $27.50 or below $24.50 will be treated as if the average were $27.50 or $24.50, respectively. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the applicable average price of CVAL Common Stock beyond these upper and lower limits of CVAL Common Stock. In particular, even an extreme drop in the applicable average asked price below $24.50 will not entitle holders of PCIS Common Stock to any corresponding adjustment to the number of shares of CVAL Common Stock they will receive in the Merger. Additionally, neither CVAL nor PCIS has the right to terminate the Merger Agreement in the event of any increase or decrease in the market price of CVAL Common Stock.

          The market price of CVAL Common Stock at the Effective Time may vary from the price at the date of this Proxy Statement/Prospectus and the date of the Meeting, possibly by a material amount including a substantial decrease below $24.50. Such variation may be the result of changes in the business, operations or prospects of CVAL, regulatory considerations, general market and economic conditions and other factors, many of which will be beyond the control of CVAL. Because the Effective Time may occur at a date later than the date of the Meeting, there can be no assurance that the market price of CVAL Common Stock on the date of the meeting will be indicative of its market price at the Effective Time. CVAL and PCIS have no intention of resoliciting shareholder approval should the market price of CVAL Common Stock change materially after the date of the Meeting. The Effective Time will occur no later than the 3lst business day following receipt of all shareholder approvals required by the Merger Agreement and the satisfaction of certain legal requirements. See "The Merger Agreement--The Effective Time." The market value of the CVAL Common Stock issued in the Merger, and the value of the PCIS Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by shareholders. See "Summary--Market Prices and Dividends."


                                   THE MEETING

General; Matters to be Considered

          The Meeting will be held at 1650 Market Street, Suite 3050, Philadelphia, Pennsylvania 19103 on [day], [date], 1998, at 10:00 a.m., local time. The purpose of the Meeting is to consider and vote upon the following matters: (i) the approval of the Merger Agreement and any other actions as may be required in furtherance of the Merger; and (ii) the transaction of such other business as may properly come before the Meeting and any adjournment or postponement thereof, and matters incident to the conduct of the Meeting.


Revocability of Proxies; Default Voting of Proxies

          Any person giving a proxy has the power, unless such proxy is coupled with an interest, to revoke it at any time before its exercise by giving notice of revocation to the Secretary of PCIS. In the absence of contrary instructions, properly executed proxies, received and unrevoked, will be voted by the persons named in the proxy: (i) for the approval of the Merger Agreement and any other actions as may be required in furtherance of the Merger; and (ii) in their discretion, on such other business as may properly come before the Meeting and matters incident to the conduct of the Meeting.

Board of Directors' Recommendations

          THE PCIS BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT PCIS SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER

AGREEMENT AND ANY OTHER ACTIONS AS MAY BE REQUIRED IN FURTHERANCE OF THE MERGER. SEE "THE MERGER--PCIS'S REASONS FOR THE MERGER; RECOMMENDATION OF THE PCIS BOARD."


Record Date; Quorum; Required Vote

          Only holders of record of PCIS Common Stock at the close of business on the PCIS Record Date (which is ___________, 1998) are entitled to receive notice of and to vote at the Meeting. At the close of business on the PCIS Record Date, there were shares of PCIS Common Stock outstanding. Each share of PCIS Common Stock is entitled to one vote on all matters presented to the Meeting with no right to vote cumulatively.

          PCIS's bylaws provide that the presence, in person, by proxy or by conference telephone or similar communications equipment, of a majority of the issued and outstanding shares of PCIS Common Stock entitled to vote at the Meeting will constitute a quorum. A quorum, once established, will not be broken by the withdrawal from the Meeting of enough votes to leave less than a quorum, and the votes present at the Meeting after the establishment of a quorum will be sufficient to transact all business at the Meeting.

          Under Pennsylvania law, approval of the Merger Agreement will require the affirmative vote of a majority of the shares of PCIS Common Stock outstanding as of the PCIS Record Date. Certain provisions of the Merger Agreement may in effect impose the requirement of an affirmative vote of not less than 90% of outstanding PCIS Common Stock. See "The Merger Agreement-- Conditions Precedent to Obligations of CVAL." Abstentions will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the meeting, and, with respect to voting on the Merger proposal, have the same effect as a vote against the Merger.


Share Ownership of Officers, Directors and Certain Shareholders

          At the close of business on the PCIS Record Date, directors and executive officers of PCIS and their affiliates were the beneficial owners of an aggregate of 3,400 shares (59.39%) of the PCIS Common Stock then outstanding. See "Directors and Executive Officers of PCIS--Security Ownership of Certain Beneficial Holders and Management."


Solicitation of Proxies

          Proxies are being solicited hereby on behalf of the PCIS Board. In addition to the use of the mails, solicitation may be made in person or by telephone or otherwise by directors, officers and regular employees of PCIS. Such directors, officers and regular employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation is expected to be nominal. PCIS may retain the services of third parties to aid in the solicitation of proxies.


                                   THE MERGER

General

          The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and incorporated herein by reference.

          At the Effective Time, Merger Subsidiary will merge with and into PCIS, leaving PCIS as the surviving corporation in the Merger and a wholly-owned subsidiary of CVAL. The Merger will become effective on 12:01 a.m. on the first business day following the Closing, which is to take place no later than the

30th business day following receipt of all shareholder approvals required by the Merger agreement and all necessary governmental approvals (if any), the expiration of any related waiting periods and the lifting of any stay of any such governmental approval or of any injunction against the Merger. See "The Merger Agreement--General Conditions Precedent to the Merger." The filing of the certificate of merger will occur immediately following the Closing.

          At the Effective Time, each share of PCIS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares the holders of which are exercising appraisal rights See "Dissenters Rights," below) will by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into the right to receive a number of shares of CVAL Common Stock determined in accordance with the Exchange Ratio set forth in the Merger Agreement. No fractional shares of CVAL Common Stock will be issued in connection with the Merger. In lieu of any fractional shares, CVAL will pay to each holder of PCIS Common Stock otherwise entitled to receive a fractional share, an amount in cash. See the "Merger Agreement--Conversion of PCIS Shares; The Exchange Ratio."

Background of the Merger

          An officer and member of PCIS's Board of Directors has known members of CVAL's senior management for several years and has been a member of the Frazer Community Board of CVAL's bank subsidiary since 1994. Through this employee, PCIS established a formal relationship with CVAL late in 1993, with PCIS offering investment brokerage services at CVAL banking locations. Those relationships continue to the present time. Various employees and officers of PCIS have met with employees and officers of CVAL during this time.

          In September, 1997, an informal meeting was held between members of PCIS's management and their counterparts at CVAL to determine if there could be a mutual benefit to establishing a closer alliance. No substantive talks were held until early November, 1997, at which time CVAL management indicated an offer would be made. There was no indication as to the terms of an offer, when an offer might be made, or whether the offer would be satisfactory to PCIS.
Following the November meeting with CVAL, two members of PCIS's senior management met with senior management of another financial institution which had expressed a general interest in acquiring a brokerage firm. Two members of PCIS's senior management had known the representative of the financial institution for several years.

          Following further discussions with this second financial institution, a formal offer was delivered to PCIS management by such institution on December 2, 1997. A written indication of interest, dated December 3, 1997 and outlining major terms of a proposed acquisition of PCIS by CVAL, was also delivered to PCIS management.

          On December 4, 1997, PCIS's Board of Directors met to consider whether either offer should be accepted and, if so, which. PCIS's Board voted unanimously to recommend to its shareholders that they accept the offer made by CVAL. At a shareholders meeting held on December 9, 1997 called for the purpose, PCIS's shareholders unanimously voted to accept the offer and authorized its Chairman and President to do all things necessary to accomplish the merger on terms no less favorable than those contained in CVAL's offer.

CVAL's Reasons for the Merger

     In approving the Merger Agreement, CVAL's Board of Directors considered, in addition to the terms and conditions of the Merger Agreement, the market price of CVAL Common Stock and the historical financial information and future prospects of PCIS, the following potential benefits of the Merger:

               Opportunity to increase fee income allowing CVAL to rely less on interest margins for core earnings.

               Expand product lines for alternative investments and enhance existing products offered the Bank.

               Create the opportunity to retain an all-inclusive relationship with CVAL customers so that those customers whose investment portfolios are diversified can still retain their entire relationship under a single company umbrella.

               Expand CVAL's market presence further east of Chester County.

               PCIS's personalized customer service fits in well with the service culture of a community bank such as the Bank and creates a competitive advantage over larger banks offering similar broker services.

               The financial advisory services provided by PCIS will work well with the trust services provided by the Bank.

               The opportunity to associate with professionals with extensive experience in a broker/dealer industry with a loyal and long term client base.

          The foregoing list of factors considered and given weight by the CVAL Board is not intended to be exhaustive, but includes material factors considered by the CVAL Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the CVAL Board did not find it practicable to and did not attempt to rank or assign relative weights to the foregoing factors. In addition, individual members of the CVAL Board may have given different weights to different factors.

PCIS's Reasons for the Merger; Recommendation of the PCIS Board

          On April 14, 1998, the PCIS Board, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby (including the Merger) and decided to recommend adoption of the Merger Agreement and the transactions contemplated thereby to PCIS's shareholders. In reaching these conclusions, the PCIS Board considered, among other things, the following factors:

               The terms and conditions of the Merger Agreement, including the amount and form of consideration to be paid pursuant to the Merger Agreement.

               Historical market prices and trading information with respect to CVAL Common Stock.

               Historical results of operations, current financial condition and future prospects of CVAL and PCIS.

               Greater opportunities for representatives of PCIS through the ability to offer a broader product line of financial services which can be offered to clients.

               Greater   opportunity  for  other  employees   through  potential
               advancement in a larger organization.

               A belief that combined financial services organizations will enjoy a competitive advantage over independent broker/dealers which offer a much more restricted array of services.

               The fact that CVAL, as a larger organization, has greater depth of management than PCIS.

               The desirability of enhancing the liquidity of shareholders' investments in PCIS. Shareholders of PCIS have been subject to restrictive covenants if they wish to sell shares; the sale price, based on a formula, is believed to be below that which would be received for shares in a publicly owned brokerage firm. In addition, in certain circumstances a shareholder who wishes to sell may not be able to, due to regulatory constraints on paying out of capital from a brokerage firm. Due to PCIS's small size and lack of need for additional capital, it would not be practical, in the view of PCIS management, to make a public offering of shares. The PCIS Board believes that an exchange of PCIS shares for CVAL shares on the basis of the terms of the Merger Agreement would afford PCIS shareholders both greater marketability and a significantly higher market value than they would have achieved were PCIS to remain an independent and privately owned organization.

          The foregoing list of factors considered and given weight by the PCIS Board is not intended to be exhaustive, but includes material factors considered by the PCIS Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the PCIS Board did not assign any relative or specific weights to the various factors considered by it nor did it specifically characterize any factor as positive or negative (except as described above), and individual directors may have given different weights to different factors and may have viewed certain factors more positively or negatively than others.

          FOR THE REASONS DESCRIBED ABOVE, THE PCIS BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF PCIS COMMON STOCK VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE APPROVAL OF ANY OTHER ACTIONS REQUIRED IN FURTHERANCE OF THE MERGER.


Certain Federal Income Tax Consequences

          Following is a summary of the anticipated federal income tax consequences of the Merger based on current law. Neither CVAL nor PCIS has requested or will request any ruling from the IRS as to the United States federal income tax consequences of the Merger. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. This summary may not apply to certain classes of taxpayers, including, without limitation, dealers in securities, insurance companies, tax-exempt organizations, financial institutions, nonresident aliens, foreign corporations, persons who acquired shares of PCIS Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation, and persons who hold shares of PCIS Common Stock in a hedging transaction or as part of a straddle or conversion transaction. Also, this summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder of PCIS Common Stock (a "Holder") should consult such Holder's own tax advisor as to the specific tax consequences of the Merger to such Holder.

          The Merger is intended to be treated as a "reorganization" within the meaning of Section 368(a) of the Code and CVAL, and it is intended that CVAL and PCIS will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code. Accordingly, for federal income tax purposes, no income, gain or loss will be recognized by either CVAL or PCIS as a result of the Merger, and Holders who exchange shares of PCIS Common Stock for shares of CVAL Common Stock pursuant to the Merger will generally be treated as follows: (i) except for cash received in lieu of fractional shares, no income, gain or loss generally will be recognized by PCIS shareholders on the exchange of their shares of PCIS Common Stock for shares of PCIS Common stock; (ii) the basis of the CVAL Common Stock to be received by the PCIS shareholders will be, in each instance, the same as the basis of the PCIS Common Stock surrendered in exchange therefor; (iii) the holding period of the CVAL Common Stock to be received by the shareholders of PCIS will include the period during which the PCIS Common Stock surrendered in exchange therefor has been held, provided that the PCIS Common Stock surrendered is held as a capital asset on the date of the exchange pursuant to the Merger; and (iv) the payment of cash to the PCIS shareholders in lieu of their fractional share interests of CVAL Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CVAL Common Stock which such shareholders would otherwise be entitled to receive and will qualify as capital gain or loss.

          It is a condition precedent to the obligations of CVAL and PCIS to consummate the Merger that CVAL and PCIS receive an opinion of Schnader Harrison Segal & Lewis LLP, counsel to CVAL, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and PCIS and CVAL will each be a "party to a reorganization" within the meaning of
Section 368(b) of the Code; (ii) no gain or loss will be recognized by PCIS or CVAL by reason of the Merger; (iii) except for cash received in lieu of fractional shares, no gain or loss will be recognized by the shareholders of PCIS who receive solely CVAL Common Stock upon the exchange of their shares of PCIS Common Stock for shares of CVAL Common Stock; (iv) the basis of the CVAL Common Stock to be received by PCIS shareholders will be, in each instance, the same as the basis of the PCIS Common Stock surrendered in exchange therefor; (v) the holding period of the CVAL Common Stock received by a PCIS shareholder receiving CVAL Common Stock will include the period during which the PCIS Common Stock surrendered in exchange therefore was held; and (vi) cash received by a PCIS shareholder in lieu of a fractional share interest of CVAL Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CVAL Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss. The opinion referred to in this paragraph will be based upon certain facts, assumptions and representations and/or covenants, including those contained in certificates of officers of CVAL, PCIS and, possibly, others. If such opinion is not received, the Merger will not be consummated unless the condition requiring its receipt is waived. CVAL and PCIS currently anticipate that such opinion will be delivered and that CVAL and PCIS will not waive the condition requiring receipt of such opinion. Such opinion will not be binding upon the IRS and no assurance can be given that the IRS will not take a contrary position.

          THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH PCIS SHAREHOLDER'S SITUATION. EACH PCIS SHAREHOLDER IS ENCOURAGED TO CONSULT HIS OR HER OWN TAX ADVISORS AS TO PARTICULAR FACTS AND CIRCUMSTANCES WHICH MAY BE UNIQUE TO SUCH SHAREHOLDER AND NOT COMMON TO SHAREHOLDERS AS A WHOLE AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER AND/OR ANY SALE OF CVAL COMMON STOCK RECEIVED IN THE MERGER.


Interests of Certain Persons and Employee Matters

          In considering the recommendation of the CVAL Board and the PCIS Board with respect to the Merger, shareholders of PCIS should be aware that certain members of the management of PCIS have certain interests in the Merger that are in addition to the interests of shareholders of PCIS generally.

          Directorships. CVAL has indicated a desire to invite Edward T. Borer, Chairman of PCIS, to become a director of CVAL following the Merger.

          Employment Agreements. In connection with the Merger, PCIS has entered into employment agreements, which become effective upon consummation of the Merger, with Edward T. Borer, PCIS's Chairman, A. Louis Denton, PCIS's President, and each Vice President (registered representative) of PCIS. The term of the employment agreement is one year in the case of Mr. Borer, and five years in the case of each other individual. Mr. Borer's annual base salary under his agreement will be $35,339 and he will be entitled to receive a bonus for 1998 in an amount not less than the bonus he received for 1997 ($15,187) if the gross revenues of PCIS in 1998 are at least as much as they were in 1997. Mr. Denton's annual base salary under his agreement will be $9,930, and he will be entitled to receive a bonus in an amount not less than the bonus he received for 1997 ($11,390) for any year, 1998 through 2002, inclusive, for which the gross revenues of PCIS are at least as much as they were in 1997. Messrs. Borer and Denton also may receive commissions on their sales of securities. The compensation for each of the Vice Presidents of PCIS under their agreements is comprised solely of commissions. The commission rates provided for Messrs. Borer, Denton and all of the Vice Presidents are the same as the commission rates currently in effect at PCIS and as had been in effect at PCIS prior to commencement of merger negotiations between PCIS and CVAL. The Board of Directors of PCIS believes that the grant of the employment agreements to each of these individuals is appropriate in view of the fact that the Merger Agreement requires each such person, as a shareholder of PCIS, to sign a non-compete agreement having a term of five years as a condition precedent to consummation of the Merger.


Accounting Treatment

          The Merger is intended to be treated as a pooling-of-interests for accounting purposes in accordance with generally accepted accounting principles and under the accounting rules of the Commission. In order to preserve the intended accounting treatment of the Merger as a pooling-of-interests, the Merger Agreement also requires as a condition to the obligations of CVAL and Merger Subsidiary under the Merger Agreement that each person deemed to be an "affiliate" of PCIS enter into an agreement not to sell shares of CVAL Common Stock acquired in the Merger until financial results covering at least 30 days of post-Merger combined operations have been published.


Antitrust

          No  filing  in   respect  of  the   Merger  is   required   under  the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


Dissenters Rights

          General. Pursuant to the BCL, any holder of PCIS Common Stock has the right to dissent from the Merger and to obtain payment of the "fair value" of such holder's PCIS Common Stock, in the event that the Merger is consummated.

          Any shareholder of PCIS who contemplates exercising a holder's right to dissent is urged to read carefully the provisions of Subchapter D of Chapter 15 of the BCL attached to this Proxy Statement/Prospectus as Appendix B. The following is a summary of the steps to be taken if the right to dissent is to be exercised, and should be read in connection with the full text of Subchapter D of Chapter 15 of the BCL. Each step must be taken in the indicated order and in strict compliance with the applicable provisions of the statute in order to perfect dissenter's rights. The failure of any holder of PCIS Common Stock to comply with the aforesaid steps will result in the holder receiving the consideration contemplated by the Merger Agreement in the event that the Merger is consummated. See "The Merger--Conversion of PCIS Shares."

          Any written notice or demand which is required in connection with the exercise of dissenters rights, whether before or after the Effective Time, must be sent to Philadelphia Corporation for Investment Services, 1650 Market Street, Suite 3050, Philadelphia, Pennsylvania 19103, Attention: Edward T. Borer.

          Fair Value. The term "fair value" means the value of a share of PCIS Common Stock immediately before consummation of the Merger taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the Merger.

          Notice of Intention to Dissent. A PCIS shareholder who wishes to dissent must file with PCIS, prior to the vote of shareholders on the Merger at the Meeting, a written notice of intention to demand payment of the fair value of such holder's share of PCIS Common Stock if the Merger is effected, must effect no change in the beneficial ownership of his or her PCIS Common Stock from the date of such notice through the Effective Time, and must refrain from voting his or her PCIS Common Stock for approval of the Merger Agreement. Neither a proxy nor a vote against approval of the Merger will constitute the necessary written notice of intention to dissent.

          Notice to Demand Payment. If the Merger Agreement is approved by the required vote of holders of PCIS Common Stock, PCIS will mail a notice to all dissenters who gave due notice of intention to demand payment and who refrained from voting for approval of the Merger Agreement. The notice will state where and when a written demand for payment must be sent and certificates for PCIS Common Stock must be deposited in order to obtain payment, and will include a form for demanding payment and a copy of Subchapter D of Chapter 15 of the BCL. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.

          Failure to Comply with Notice to Demand Payment, etc. A holder of PCIS Common Stock who fails to timely demand payment or fails to timely deposit his or her PCIS share certificates, as required by PCIS notice, will forfeit his or her dissenters rights and such holder will receive share of CVAL Common Stock determined in conformity with the Exchange Ratio.

          Payment of Fair Value of Shares. Promptly after the Effective Time, or upon timely receipt of demand for payment if the Merger already has been consummated, PCIS will either remit to dissenters who have made demand and have deposited their stock certificates the amount that PCIS estimates to be the fair value of the PCIS Common Stock or give written notice that no such remittance is being made. The remittance or notice will be accompanied by: (i) a closing balance sheet and statement of income of PCIS for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements; (ii) a statement of PCIS' estimate of the fair value of the PCIS Common Stock; and (iii) a notice of the right of the dissenter to demand supplemental payment under the BCL accompanied by a copy of Subchapter D of Chapter 15 of the BCL.

          Estimate by Dissenter of Fair Value of Shares. If a dissenter believes that the amount stated or remitted by PCIS is less than the fair value of the PCIS Common Stock, a dissenter may send to PCIS his or her own estimate of the fair value of the PCIS Common Stock, which shall be deemed to be a demand for payment of the amount of the deficiency. If PCIS remits payment of its estimated value of a dissenter's PCIS Common Stock and the dissenter does not file his or her own estimate within 30 days after the mailing by PCIS of its remittance, the dissenter will be entitled to no more than the amount remitted to him or her by PCIS.

          Valuation Proceedings. If any demands for payment remain unsettled within 60 days after the latest to occur of: (i) the Effective Time; (ii) timely receipt by PCIS of any demands for payment; or (iii) timely receipt by PCIS of any estimates by dissenters of the fair value, PCIS may file in the Court of Common Pleas of Philadelphia County (the "Court") an application requesting that the fair value of the PCIS Common Stock be determined by the Court. In such case, all dissenters, wherever residing, whose demands have not been settled, shall be made parties to the proceeding as in an action against their shares, and a copy of the application shall be served on each such dissenter.

          If PCIS were to fail to file such an application, then any dissenter, on behalf of all dissenters who have made a demand and who have not settled their claim against PCIS, may file an application in the name of PCIS at any time within the 30-day period after the expiration of the 60-day period and request that the fair value be determined by the Court. The fair value determined by the Court may, but need not, equal the dissenters' estimates of fair value. If no dissenter files such an application, then each dissenter entitled to do so shall be paid PCIS' estimates of the fair value of the PCIS Common Stock and no more, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Court finds fair and equitable.

          PCIS intends to negotiate in good faith with any dissenting shareholders. If after negotiation a claim cannot be settled, then PCIS intends to file an application requesting that the fair value of the PCIS Common Stock be determined by the Court.

          Costs and Expenses. The costs and expenses of any valuation proceedings in the Court, including a reasonable compensation and expenses of any appraiser appointed by the Court to recommend a decision on the issue of fair value, will be determined by the Court and assessed against PCIS except that any part of the costs and expenses may be apportioned and assessed by the Court against all and any of the dissenters who are parties and whose action in demanding supplemental payment the Court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.


Nasdaq National Market

          CVAL will use its best efforts to cause the shares of CVAL Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq National Market at or prior to the Effective Time.

                        DESCRIPTION OF CVAL CAPITAL STOCK


          The authorized capital stock of CVAL consists of 10 million shares of common stock, $1.00 par value per share, and five million shares of preferred stock.


Common Stock

          Holders of shares of CVAL Common Stock are entitled to one vote per share, without cumulative voting, on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of CVAL Common Stock are entitled to receive ratably such dividends as may be declared by the CVAL board of directors (the "Board") out of funds legally available therefor after consideration of certain regulatory and tax restrictions. See "Regulations Affecting Dividends on CVAL Capital Stock," below. In the event of a liquidation or dissolution of CVAL, holders of CVAL's Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. CVAL Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of CVAL Common Stock.

          CVAL's articles of incorporation and bylaws contain certain provisions, including a classified board provision, which may operate, either alone, or in combination with other provisions, as anti-takeover devices. See "Anti-takeover Provisions of the Articles of Incorporation and Bylaws of CVAL," below.


Preferred Stock

          The preferred stock may be issued by resolution of the Board from time to time in one or more series, with or without par value, in such amounts and with such voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights as the Board may determine. The issuance of preferred stock does not require approval of shareholders except as may be required by law or regulatory authorities, as would be the case, for example, if shares were to be issued in a merger requiring shareholder approval under Pennsylvania law.


Anti-takeover Provisions of the Articles of Incorporation and Bylaws of CVAL

          "Classified" Board of Directors; Removal of Directors. The articles of incorporation of CVAL provide for a "classified" board, divided into three classes, serving for successive terms of three years each, with one class to be elected at each annual meeting. The number of directors which constitutes the entire board of directors of CVAL is to be fixed by the Board from time to time. The number may not be less than 3, but no maximum number is prescribed. The Board presently consists of nine persons. Neither CVAL's articles of incorporation nor its bylaws permit shareholders to cumulate their votes in an election of directors.

          All vacancies in the Board, including those resulting from an increase in the size of the Board, will be filled by the vote of a majority of the Board then in office, even if less than a quorum. A director elected to fill a directorship resulting other than from an increase in the size of the Board (e.g., resulting from resignation or death of a director) serves for the unexpired term of his or her predecessor in office. In the case of a corporation, such as CVAL, having a classified board of directors, any director chosen to fill a vacancy (including a vacancy resulting from an increase in the number of directors) would hold office until the next election of the class for which such director has been chosen.

          Generally, under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), which apply to CVAL, a director may be removed by action of shareholders with or without cause. However, the BCL provides that directors such as those of CVAL, who have been classified into staggered terms by action of the shareholders, may be removed only for cause. Accordingly, the directors of CVAL will be removable by vote of shareholders only for cause. Cause for removal exists only if the director whose removal is proposed has been either judicially declared of unsound mind or convicted of an offense punishable by imprisonment for a term of more than one year, or if the director has breached or failed to perform his or her fiduciary duty to CVAL and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, or if within 60 days after the director has been notified of his or her election, the director does not accept the office either in writing or by attending a meeting of the Board.

          The election of directors for staggered terms significantly extends the time required to make any change in control of the Board and may tend to discourage any surprise or non-negotiated takeover bid for control of CVAL. Under CVAL's bylaws, it will take at least two annual meetings for the holders of a majority of CVAL's voting securities to make a change in control of the Board because only a minority (approximately one-third) of the directors will be elected at each meeting. Furthermore, because CVAL's articles of incorporation do not provide for cumulative voting in the election of directors, a minority shareholders cannot, solely by voting its shares, gain representation on CVAL's classified Board. Therefore, the holders of a majority of CVAL's outstanding shares can and will elect all directors.

          These provisions may tend to perpetuate management because of the additional time required to change the composition of the Board. Because the provisions will increase the time required for a takeover bidder to obtain control of CVAL without the cooperation of the Board, even if the takeover bidder were to acquire a majority of CVAL's outstanding stock, they may tend to discourage not only hostile attempts to gain control but any attempt not approved by the Board, perhaps including some tender offers that CVAL's shareholders may believe would be in their best interests. The classified board provision will apply to all elections of directors and, accordingly, it will make it more difficult for CVAL's shareholders to change the composition of the Board if the shareholders believe such a change would be desirable, even in the absence of any third person's acquisition of voting control of CVAL.

          The Board believes that these provisions will be in the best interests of CVAL and its shareholders. In the Board's judgment, it is prudent to reduce the vulnerability of CVAL to takeover attempts that are not negotiated with, and approved by, the Board. In the Board's judgment, it will be in the best position to determine the true value of CVAL and to negotiate more effectively for what may be in the best interests of its shareholders. In the Board's view, these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of CVAL and where the transaction is in the best interests of all shareholders. Outside of the takeover context, these provisions are, in the Board's view, desirable in order to promote continuity of policies and stability of management.

          Shareholder Nominations and Proposals; Special Meetings of Shareholders; Shareholders' Action Without a Meeting. CVAL's bylaws set forth certain procedures by which shareholders may propose business to be considered at an annual meeting and may nominate persons to serve on the Board. Any shareholder proposal with respect to business to be considered at the meeting, including a proposal to amend the bylaws, or to change any action of the board with respect thereto must be submitted in writing to the Secretary of CVAL 60 days before the meeting, together with the shareholder's name and address, the number of CVAL's shares owned by the shareholder and a description of any financial interest which the shareholder has in such transaction. Nominations of individuals for election to the Board may be made by any shareholder of CVAL by delivering a written notice to the Secretary of CVAL not less than 30 days prior to an annual meeting, setting forth certain information required by Section 3.8 of CVAL's bylaws. Solely those persons nominated by the Board, acting as the nominating committee, or by shareholders in accordance with Section 3.8 of its bylaws, may be voted upon at an annual meeting unless the Board fails to act at least 30 days prior to the meeting, in which case nominations for directors may be made at the annual meeting by any shareholder entitled to vote at such meeting.

          The Board believes that these procedures afford shareholders an adequate opportunity to propose matters to be voted upon and to nominate directors, and permit annual meetings to be conducted in an orderly manner. They may have the effect, however, of deterring nominations or proposals other than those made by the Board.

          Although the BCL permits a public corporation's bylaws to provide that a special meeting of shareholders may be called by the Secretary upon the written request of the holders of 20% of the shares entitled to vote at the meeting, the bylaws of CVAL contain no such provision. Therefore, shareholders of CVAL are not entitled to call a special meeting of shareholders.

          Under the BCL, any action which may be taken at any annual or special meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by the holders of all outstanding shares entitled to vote, unless the articles of incorporation or bylaws prohibit such action. The bylaws of CVAL do not preclude such action. Nevertheless, the unanimous written consent procedure is not feasible for corporations having a large number of shareholders. This practical consideration effectively requires prior notice and a shareholders' meeting for CVAL's shareholders to take any action.

          The foregoing provisions provide CVAL's Board and shareholders with the opportunity to review any proposed action, express their views and take any action deemed appropriate to protect the interest of the shareholders and CVAL before the action is taken. The provisions preclude a takeover bidder from completing a merger or other business combination with CVAL without granting CVAL's management and its shareholders an opportunity to make their views known and to vote at a shareholders' meeting. The delay caused by requiring a shareholders' meeting to be called by the Board provides management with additional time to take preventive actions.

          Amendment of Articles of Incorporation and Bylaws. Under the BCL, an amendment of the articles of incorporation of CVAL must be proposed by the Board; CVAL shareholders are not entitled by statute to propose amendments to the articles of incorporation. The BCL requires only a majority of the votes cast at a meeting at which a quorum is present to approve amendments to the articles, unless the articles of incorporation require a greater vote. CVAL's articles of incorporation provide that the provisions of the bylaws with respect to the qualifications, classification and terms of office of the Board may not be amended, altered or repealed and no provision of the articles or the bylaws may be adopted inconsistent with those Bylaw provisions without the affirmative vote of the holders of two-thirds of CVAL's Common Stock. The CVAL bylaws may be amended by a majority vote of the Board, except that an amendment to the bylaw provisions with respect to the qualifications, classification or terms of office of the directors requires the affirmative vote of the holders of two-thirds of the common stock of CVAL.


Pennsylvania Anti-Takeover Law Provisions

          CVAL is subject to various statutory "anti-takeover provisions" of the BCL, including Subchapters 25E, F, G and H of the BCL. PCIS is not presently subject to such provisions because it does not have a class of shares registered under the 1934 Act.

          Subchapter 25E (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

          Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. An "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares. Another somewhat similar provision contained in Section 2538 of the BCL requires transactions with an interested shareholder to be approved by a majority of the corporation's directors who are unaffiliated with such shareholders.

          Subchapter 25G (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. If shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the BCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

          Subchapter 25H (relating to  disgorgement)  applies in the event that:
(i) any person or group publicly discloses that the person or group may acquire control of the corporation; or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

          Subchapters 25E, F, G and H contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

          In addition, the BCL permits an amendment of the corporation's articles or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters rights.

          The BCL also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the BCL.


                       COMPARISON OF SHAREHOLDERS' RIGHTS

          Upon the consummation of the Merger, holders of PCIS Common Stock will become shareholders of CVAL. The BCL, PCIS' articles of incorporation and PCIS bylaws presently govern PCIS shareholders' rights. After the Merger, the BCL, the CVAL articles of incorporation and the CVAL bylaws will govern their rights. Certain differences in such rights will arise from differences between such articles of incorporation and bylaws. Set forth below is a table comparing the rights of holders of CVAL Common Stock with the rights of holders of PCIS Common Stock. This table is not intended to provide a complete statement of all differences affecting the rights of shareholders, but to summarize certain material differences. One material difference not summarized in the table below relates to the anti-takeover provisions that CVAL is subject to by law and pursuant to its articles of incorporation and bylaws. See "Anti-Takeover
Provisions of the Articles of Incorporation and Bylaws of CVAL; Pennsylvania Anti-Takeover Law," above.


                            CVAL                                 PCIS
                            ----                                 ----
Authorized Stock         10 million shares of common stock,      50,000 shares of
                         par value $1.00 per share; five         common stock, par
                         million shares of preferred  stock      value $10.00 per
                         with par value to be fixed by the       share
                         Board



                                      -31-

Preemptive Rights        None                                    None


Issuance of additional   Issuance of shares may be               Same as CVAL
shares of authorized     approved by simple majority
common stock             vote of Board

Number of Directors      As determined by the Board, but         3 to 15 in number,
                         not less than 3                         as determined by
                                                                 the Board

Cumulative Voting        None                                    None

Voting:  Election of     Classified Board (1/3 of the Board      No classified Board
Directors                elected each year)

Voting                   One vote for each share of common       Same as CVAL
                         stock owned of record

Removal of  Directors    Only for cause upon the affirmative     With or without cause upon
                         vote of majority of shareholder votes   the affirmative vote of
                         cast                                    majority of shareholder
                                                                 votes cast

Shareholder Action:      Amendment may not be proposed           An amendment requires the
Amendment of Articles    proposed by  shareholders.  An          affirmative vote of the
of Incorporation         amendment requires the affirmative      holders of a majority of outstanding
                         vote of the holders of a majority       shares
                         of outstanding shares,  except that
                         any amendment to the provisions with
                         respect to the qualifications,
                         classification or terms of office of
                         the directors requires the affirmative
                         vote of the holders of 2/3 of the out-
                         standing shares

Shareholder  Action:     Affirmative  vote  of  majority  of     Affirmative  vote of majority  of
Amendment  of  Bylaws    shareholder  votes  cast,  except       outstanding  shares  having  voting
                         that amendments  with  respect  to the  power or (except  with  respect
                         bylaw provisions fixing the quali-      to  provisions relating to director
                         fication, classification  or terms of   liability  and indemnification of
                         office of directors  require  the       directors, officers, employees
                         affirmative vote of holders of 2/3      and agents) by a majority vote
                         outstanding shares                      of the PCIS Board

Shareholder Action:      Yes, if 100% of holders of              Same as CVAL
Action by Written        outstanding shares consent
Consent

Dissenters Rights        Such dissenters rights as are           Same as CVAL
                         granted in the circumstances under
                         Pennsylvania law.  See "The Merger--
                         Dissenters Rights."

Dividends                When declared by the Board from         Same as CVAL
                         legally available funds

Shareholder Action:      Affirmative vote of the holders of a    Same as CVAL
Merger or consolidation  majority of outstanding shares
of CVAL with another
business corporation



                                      -32-

Shareholder Action:      Affirmative vote of holders of a        Same as CVAL
All other action         majority of shares voting at a
                         meeting at which a quorum (50% of
                         outstanding shares plus one share)
                         is present

Right of Shareholders    Meeting may not be called by            Meeting may be called at request
to Call Shareholders'    shareholders                            of holders of 20% of the
Meeting                                                          outstanding shares

Shareholder Derivative   Permitted,  except that a director      Same as CVAL
or Non-Derivative Action shall not be personally liable for
Against Director for     monetary damages unless the act
Director Misconduct      or omission constituted self-dealing,
                         recklessness or willful misconduct

Indemnification of       Required if the person met the statu-   Same as CVAL, except that
Directors,  Officers,    tory standard of conduct,  including    indemnification is optional
Employees and Agents     when the person serves as director,     at PCIS's discretion in the
                         officer, employee or agent of a         case of agents and employees
                         subsidiary or other entity at the       who are not directors or
                         request of CVAL                         officers, and PCIS has no
                                                                 provision for indemnification
                                                                 of persons serving a subsidiary
                                                                 of PCIS

Right of Shareholder     Nominations must be filed with the      PCIS has no procedural requirements
to Nominate Directors    Holding Company's  Secretary at         regarding shareholder nomination of
for Election at Annual   least 30 days before meeting;           directors
Meeting of Shareholders  nominations must include, among other things, the name, age, address,
                         occupation and certain share ownership
                         information regarding nominees

              REGULATIONS AFFECTING DIVIDENDS ON CVAL CAPITAL STOCK

Ability of CVAL's Subsidiary, First Financial Bank, to Pay Dividends to
CVAL

          Thrift Regulation. CVAL's ability to pay dividends is primarily dependent upon receipt of dividends from its savings association subsidiary, First Financial Bank (the "Bank") which is a Pennsylvania state-chartered savings association, the deposits of which are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Federal law imposes restrictions on the ability of savings associations to pay dividends. As a state-chartered savings association, the Bank is subject to regulation by the Pennsylvania Department of Banking, the Office of Thrift Supervision ("OTS") and the FDIC. Savings associations which are subsidiaries of holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

          Federal regulations impose additional limitations on the payments of dividends and other capital distributions by savings associations. Under these regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Institution") generally is permitted without OTS approval to make capital distributions during a calendar year in an aggregate amount equal to the greater of: (i) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its total capital exceeded its fully phased-in risk-based capital requirements at the beginning of the calendar year; or (ii) up to 75% of its net income for the previous four quarters. A savings association with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements (a "Tier 2 Institution") is permitted to make capital distributions without OTS approval of up to between 25% and 75% of its net income for the previous four quarters, less dividends already paid for such period, depending upon the savings association's level of risk-based capital. A savings association which fails to meet current minimum capital requirements (a "Tier 3 Institution") is prohibited from making any capital distributions without the prior approval of OTS. A Tier 1 Institution that has been notified by the OTS that it is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Institution. Though CVAL expects that the Bank will continue to meet its fully phased-in capital requirements and continue to be authorized to pay dividends in accordance with the provisions of the OTS regulations discussed above as a Tier 1 Institution, there can be no assurance of this.

          Savings associations are further prohibited from making any capital distributions if, after making the distribution, a savings association would fail to satisfy the applicable risk-based capital standards or have a leverage ratio of less than 4%.

          In accordance with the above regulatory restrictions, the Bank has the ability to pay dividends, and at December 31, 1997, $5,036,000 was available for the payment of dividends to CVAL.

          Federal Tax. To the extent that the Bank makes certain dividend distributions to CVAL that are considered as made from earnings appropriated to bad debt reserves and deducted for federal income tax purposes, then an amount based on the amount distributed will be included in the Bank's taxable income. The amount of additional taxable income created from this type of distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. A distribution will generally be considered to be deemed out of the bad debt reserves only if it exceeds the sum of the current and accumulated earnings and profits of the Bank, as calculated for federal income tax purposes.

General Corporate Law Restrictions Applicable to CVAL

          CVAL itself will be limited only by certain restrictions generally imposed on Pennsylvania corporations by the BCL. Under the BCL, a distribution may not be made if, after giving effect thereto: (1) the corporation would be unable to pay its debts as they become due in the usual course of its business; or (2) the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its articles of incorporation) the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. For purposes of restriction
(2), total assets and liabilities are to be determined by the board of directors, which may base its determination on such factors as it considers relevant, including, without limitation, the book values of the assets and liabilities of the corporation, as reflected on its books and records, and unrealized appreciation and depreciation of the assets and liabilities of the corporation.


                               RESALE RESTRICTIONS


          All shares of CVAL Common Stock issued pursuant to the Merger will be freely transferable, except that shares of CVAL Common Stock received by any person who may be deemed to be an "affiliate" of PCIS prior to the Merger (for purposes of Rule 145 promulgated under the 1933 Act) may not be resold except in transactions permitted by Rule 145 or as otherwise permitted under the 1933 Act. Persons deemed to be affiliates of PCIS are those individuals or entities that control, are controlled by, or are under common control with, such party and generally include executive officers and directors of such party as well as certain principal shareholders of such party.

          PCIS has agreed to deliver to CVAL a letter identifying all persons who are, at the time of the PCIS Meeting, deemed to be "affiliates" (as defined in the preceding paragraph) of PCIS, and to use its best efforts to cause each person so identified to deliver to CVAL at or before the Closing, a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any CVAL Common Stock received by such person in exchange for shares of PCIS Common Stock pursuant to the Merger, except (i) pursuant to an effective registration statement or in compliance with such Rule 145 or another exemption from the registration requirements of the 1933 Act and (ii) after such time as financial results covering at least thirty (30) days of post-merger combined operations have been published within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies. CVAL will be entitled to issue appropriate stop transfer instructions to the transfer agent for the CVAL Common Stock to be issued to such affiliates pursuant to the Merger, consistent with the terms of the Affiliated Letter. This Proxy Statement/Prospectus does not cover any resale of CVAL Common Stock received by affiliates of PCIS in connection with the Merger. CVAL is under no obligation to register any shares acquired by affiliates of PCIS in connection with the Merger.



                              THE MERGER AGREEMENT

          The following summary of the Merger Agreement contained in this Proxy Statement/Prospectus is not intended to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is attached hereto as Appendix A.


General

          The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with Pennsylvania law, at the Effective Time, CVAL and PCIS will consummate the Merger pursuant to which (i) Merger Subsidiary will be merged with and into PCIS and the separate corporate existence of Merger Subsidiary will thereupon cease, and (ii) PCIS, the surviving corporation, will become a direct wholly-owned subsidiary of CVAL and will continue to be governed by the laws of the Commonwealth of Pennsylvania.


Effective Time

          The Effective Time of the Merger will be at 12:01 a.m. on the first business day following the Closing Date, which date is to be no later than the 30th business day after receipt of all shareholder approvals required by the Merger agreement and all necessary governmental approvals (if any), the expiration of any related waiting periods and the lifting of any stay of any such governmental approval or of any injunction against the Merger. See "The Merger Agreement--General Conditions Precedent to the Merger." CVAL and PCIS currently anticipate that the Effective Time will occur before June 30, 1998. However, there can be no assurance that the conditions to the Merger will be satisfied by such date or at all, or that the Merger Agreement will not be terminated.


Corporate Matters

          The certificate of incorporation of Merger Subsidiary will be the certificate of incorporation of the surviving corporation (except that, at the Effective Time, the name of the surviving corporation will be changed to "PCIS") until thereafter amended in accordance with applicable law and such certificate of incorporation.

          The bylaws of Merger Subsidiary in effect at the Effective Time will be the bylaws of the surviving corporation, until thereafter amended in accordance with applicable law, the certificate of incorporation of the surviving corporation and such bylaws.


Conversion of PCIS Shares

          The Merger Agreement provides that each share of PCIS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares the holders of which are exercising appraisal rights) will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of CVAL Common Stock determined in accordance with the Exchange Ratio set forth in the Merger Agreement. See "The Exchange Ratio", below.

          In lieu of any fractional share of CVAL Common Stock to which a holder of PCIS Common Stock would be entitled, CVAL will pay to each former shareholder of PCIS Common Stock who otherwise would be entitled to receive a fractional share of CVAL Common Stock an amount in cash determined by multiplying (i) such fraction by (ii) the arithmetic mean of the last asked prices for the CVAL Common Stock reported on the Nasdaq National Market on each business day over the period of ten consecutive business days ending on the second business day preceding the Closing.

          The Merger Agreement provides that, on and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of PCIS Common Stock (the "Certificates") will cease to have any rights as shareholders of PCIS, except the right to receive the consideration set forth in the Merger Agreement for each share of PCIS Common Stock held by them.

          BEFORE THE EFFECTIVE TIME, CVAL WILL APPOINT AN AGENT FOR THE PURPOSE OF EXCHANGING CERTIFICATES REPRESENTING PCIS COMMON STOCK FOR THE MERGER CONSIDERATION (THE "EXCHANGE AGENT"). WITHIN FIVE BUSINESS DAYS AFTER THE EFFECTIVE TIME, CVAL OR THE EXCHANGE AGENT WILL MAIL TO EACH HOLDER OF RECORD OF A CERTIFICATE WHOSE SHARES OF PCIS COMMON STOCK WERE CONVERTED IN THE MERGER INTO THE RIGHT TO RECEIVE CVAL COMMON STOCK A LETTER OF TRANSMITTAL AND INSTRUCTIONS FOR USE IN EFFECTING THE SURRENDER OF SUCH CERTIFICATES IN EXCHANGE FOR CVAL COMMON STOCK.

          PCIS  SHAREHOLDERS  SHOULD NOT FORWARD PCIS STOCK  CERTIFICATES TO THE
EXCHANGE  AGENT  UNTIL  THEY  HAVE  RECEIVED  SUCH  TRANSMITTAL  LETTERS.   PCIS
SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

The Exchange Ratio

          The Exchange Ratio is the quotient of (A) the product of (i) the book value of PCIS as of January 30, 1998 minus the aggregate amount (if any) paid, accrued or agreed to be paid by PCIS after January 30, 1998 for the purchase or redemption of any shares of PCIS Common Stock, times (ii) 2.75, divided by (B) the Average Price Per Share of CVAL Common Stock. The Average Price Per Share of CVAL Common Stock will be the arithmetic mean of the last asked prices for the CVAL Common Stock reported on the Nasdaq National Market on each business day over the period of ten consecutive business days ending on the second business day preceding the Closing, unless such Average Price Per Share is greater than $27.50, in which case it will be fixed at $27.50, or if the Average Price Per Share is less than $24.50, in which case it will be fixed at $24.50.


Conduct of PCIS Pending The Merger

          In the Merger Agreement, PCIS has agreed that, until the Effective Time, except as expressly provided in the Merger Agreement or with the prior written consent of CVAL:

          (a) PCIS will carry on its business in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and on-going business will be unimpaired at the Effective Time;

          (b) PCIS will not declare any dividends on or make other distributions in respect of its capital stock or amend or permit the amendment of its articles or certificate of incorporation or bylaws; provided, however, that PCIS may pay a cash dividend to its shareholders in an amount up to 35% of its earnings for the year ended December 31, 1997 (unless it has already done so) and for the subsequent periods up to the Closing Date, if, both after giving effect to such dividend and as determined as of the Closing Date, PCIS's total assets shall exceed $1.5 million, its cash and marketable securities exceed $913,000 and its shareholders' equity exceed the greater of $1.2 million or the amount of its shareholders' equity as at January 30, 1998;

          (c) PCIS will not issue, authorize or agree to the issuance of, or purchase or agree to the purchase of, any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, except that PCIS may purchase and agree to purchase PCIS Common Stock if (i) both after giving effect to such purchase and as determined as of the Closing Date, PCIS's total assets exceed $1.5 million, its cash and marketable securities exceed $913,000, and its shareholders' equity exceed $1.2 million, and (ii) PCIS has received written advice from CVAL that such purchase will not adversely affect the applicability of pooling-of-interests accounting treatment for the Merger;

          (d) PCIS will use its best efforts to comply with all requirements and conditions which federal, state or foreign law may impose on PCIS with respect to the Merger and will promptly cooperate with and, upon receipt of the request of CVAL given to PCIS in writing reasonably in advance and requesting specific information, will use its best efforts to furnish information to CVAL in connection with any such requirements or conditions imposed upon CVAL or on any of its subsidiaries or affiliates in connection with the Merger. To the extent permitted by law, CVAL will request confidential treatment of any or all confidential information supplied by PCIS and used by CVAL in any filing with any governmental body;

          (e) PCIS will use its best efforts to obtain (and to cooperate with CVAL and its subsidiaries and Affiliates in obtaining) any consent, authorization or approval of, or any exemption by, any governmental authority or agency, or other third party, required to be obtained or made by PCIS or any of its Affiliates (or by CVAL or its subsidiaries or Affiliates) in connection with the Merger;

          (f) PCIS will not (i) acquire or agree to acquire, by merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof or
               (ii) commence any new business activity without the prior approval of CVAL;

          (g) PCIS will not sell, lease or otherwise dispose of any assets which are material, individually or in the aggregate, to the business or financial condition of PCIS, except in each case in the ordinary course of business;

          (h) PCIS will not incur any indebtedness for money borrowed or issue or sell any debt securities issued by it, other than borrowings in the ordinary course of business consistent with prior practice;

          (i) PCIS will not grant or agree to any increase in compensation for any officer or employee, or any severance or termination pay, except as may be required under employment or termination agreements in effect on the date hereof and except for compensation increases in the ordinary course of business consistent with prior practice;

          (j) PCIS will not adopt or amend in any material respect any employee pension, profit-sharing, retirement, insurance, incentive compensation, severance, vacation or other plan, agreement, trust, fund or arrangement for the benefit of any employees (whether or not legally binding);

          (k) PCIS will promptly advise CVAL orally and in writing of any change in the condition (financial or otherwise), properties, assets, liabilities, operations, business or prospects of PCIS which is, or in the judgment of PCIS is likely to be, materially adverse to PCIS;

          (l) PCIS will cooperate with CVAL in the preparation of all filings which are required to be made with the Commission and any state or other securities regulators to effect the Merger. PCIS will furnish CVAL with all information concerning PCIS and its shareholders as CVAL may reasonably request;

          (m)  PCIS  will  use  its  best  efforts  to  ensure   application  of
               pooling-of-interests accounting treatment to the Merger.


Conduct of CVAL Pending the Merger

          In the Merger Agreement, CVAL has agreed that, until the Effective Time, except as expressly provided in the Merger Agreement or with the prior written consent of PCIS:

          (a) CVAL and Merger Subsidiary will use their respective best efforts to comply promptly with all requirements and conditions which federal or state law may impose on them or any of their subsidiaries or Affiliates with respect to the Merger and will promptly cooperate with and, upon receipt of the request of PCIS given to CVAL in writing reasonably in advance, and requesting specific information, CVAL will use its best efforts to furnish information to PCIS in connection with any such requirements or conditions imposed upon PCIS or any of its affiliates in connection with the Merger. To the extent permitted by law, PCIS will request confidential treatment of all confidential information supplied by CVAL and used by PCIS in any filing with any governmental body;

          (b) CVAL will use its best efforts to obtain (and to cooperate with PCIS and its Affiliates in obtaining) any consent, authorization or approval of, or exemption by, any governmental authority or agency, or other third party, required to be obtained or made by CVAL or any of its subsidiaries or Affiliates (or PCIS or its Affiliates) in connection with the Merger;

          (c)  CVAL  will  use  its  best  efforts  to  ensure   application  of
               pooling-of-interests accounting treatment to the Merger.


Appointment of Directors

          CVAL may invite Edward T. Borer to become a member of the Board of Directors of CVAL immediately following the Effective Time and would then increase the size of the CVAL Board to ten members.

No Solicitation of Other Acquisition Proposals

          PCIS has agreed that it and its officers and directors will not initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) with respect to a merger, consolidation or similar transaction involving, or any purchase, sale or other disposition of all or any significant portion of the assets or any equity securities of, PCIS (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Also, except to the extent legally required for the discharge by its board of directors of its fiduciary duties as determined upon consultation with counsel, PCIS has agreed not to engage in any negotiations concerning, or provide any confidential information or data to, or have any discussion with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. PCIS has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with, any parties conducted prior to entering into the Merger Agreement with respect to any of the foregoing. PCIS will not solicit or encourage (including by way of furnishing information) any inquiries or the making of any proposal which may reasonably be expected to lead to any proposal for a merger or other business combination involving PCIS and not involving CVAL or any of CVAL's subsidiaries or for the acquisition of a substantial equity interest in PCIS or a substantial portion of the assets of PCIS by any individual or entity other than CVAL or any of CVAL's subsidiaries.


Representations and Warranties

          In the Merger Agreement, PCIS has made customary representations and warranties to CVAL with respect to, among other things, its organization, capitalization, corporate authorization, financial statements, public filings, employee benefit plans, compliance with laws, the capitalization of PCIS, transactions with affiliates and employees, litigation, absence of defaults, contracts, tax matters, labor matters, assets, real property, consents and approvals, information provided by it for inclusion in the Proxy Statement/Prospectus, agreements with third party payors, undisclosed liabilities and the absence of any material adverse change in PCIS since December 31, 1997.

          In addition, PCIS has represented to CVAL that no investment bank, broker, finder, or other intermediary or other individual, entity or organization, is entitled to any fee or commission from PCIS or any subsidiary of PCIS upon consummation of the transactions contemplated by the Merger Agreement. PCIS has also made certain representations to CVAL relating to its status as an investment advisor and as a broker-dealer, as well as to the status of its employees working as broker-dealers.

          In the Merger Agreement, CVAL has made customary representations and warranties to PCIS with respect to, among other things, its organization, capitalization, corporate authorization, financial statements, public filings, employee benefit plans, compliance with laws, the capitalization of CVAL, transactions with affiliates, litigation, absence of defaults, contracts, tax matters, labor matters, assets, real property, consents and approvals, information provided by it for inclusion in this Proxy Statement/Prospectus, agreements with third party payors, undisclosed liabilities and the absence of any material adverse change in CVAL since December 31, 1997.

          In addition, CVAL has represented to PCIS that no investment bank, broker, finder, or other intermediary or other individual, entity or organization, is entitled to any fee or commission from CVAL or any subsidiary of CVAL upon consummation of the transactions contemplated by the Merger Agreement. CVAL has also represented to PCIS that CVAL owns directly all of the issued and outstanding shares of capital stock of First Financial Bank, a Pennsylvania savings and loan association, and that CVAL and First Financial Bank were, as of December 31, 1997, in compliance with the minimum capital requirements applicable to them under state and federal laws.


Capitalization of PCIS

          The authorized capital stock of PCIS consists of 50,000 shares of PCIS Common Stock. As of the close of business on March 31, 1998, 5,725 shares of PCIS Common Stock were issued and outstanding, no shares of PCIS Common Stock were issued and held in the treasury of PCIS, and no shares of PCIS Common Stock were reserved for issuance. As of the same date there were no outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of PCIS.

          PCIS has agreed not to declare any dividends on or make other distributions in respect of its capital stock or amend or permit the amendment of its articles or certificate of incorporation or bylaws; except that it may pay a cash dividend to its shareholders in an amount up to 35% of its earnings for the year ended December 31, 1997 and for the subsequent periods up to the Closing Date, if, both after giving effect to such dividend and as determined as of the Closing Date, PCIS's total assets exceed $1.5 million, its cash and marketable securities exceed $913,000 and its shareholders' equity exceeds the greater of $1.2 million or the amount of its shareholders' equity as at January 30, 1998.


Capitalization of CVAL

          The currently authorized capital stock of CVAL consists of ten million shares of CVAL Common Stock and five million shares of preferred stock. As of the close of business on March 31, 1998, 2,184,753 shares of CVAL Common Stock were issued and outstanding, [no] shares of CVAL Common Stock were issued and held in the treasury of CVAL, and no shares of preferred stock were outstanding. As of the same date options to purchase 62,149 shares of CVAL Common Stock were granted and outstanding of which 33,375 are vested.

General Conditions Precedent to the Merger

          The respective obligations of CVAL, on the one hand, and PCIS, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the party for whose benefit such conditions exist) of the following conditions: (a) the Merger must have been approved by the requisite vote of the shareholders of PCIS in accordance with applicable law; (b) all required approvals, consents or waivers of governmental authorities with respect to the Merger must have been obtained and remain in full force and effect, and all applicable statutory waiting periods must have expired; and the parties to the Merger Agreement must have procured all other regulatory approvals, consents or waivers of governmental authorities that are necessary or appropriate to the consummation of the Merger except those approvals, consents or waivers, if any, for which failure to obtain would not, individually or in the aggregate, have a material adverse effect on PCIS or CVAL (after giving effect to the transactions contemplated by the Merger Agreement); (c) all other requirements prescribed by law which are necessary to the consummation of the Merger must have been satisfied; (d) no party to the Merger Agreement may be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, and no litigation or proceeding may be pending against any of the parties to the Merger brought by any governmental agency seeking to prevent consummation of the Merger; (e) no statute, rule, regulation, order, injunction or decree may have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger; (f) the Merger must as of the date of the Closing meet the requirements for pooling-of-interests accounting treatment under generally accepted accounting principles and under the accounting rules of the Commission; (g) the Registration Statement of which this Proxy Statement/Prospectus is a part must have been filed (the date of which is referred to herein as the "Filing Date") by CVAL with the Commission under the 1933 Act, and must have been declared effective prior to the time this Proxy Statement/Prospectus is first mailed to the shareholders of PCIS, and no stop order with respect to the effectiveness of the Registration Statement shall have been issued; and the CVAL Common Stock to be issued pursuant to the Merger must be duly registered or qualified under the securities or "blue sky" laws of all states in which such action is required for purposes of the initial issuance of such shares and the distribution thereof to the shareholders of PCIS entitled to receive such shares; (h) CVAL and PCIS must have received an opinion of Schnader Harrison Segal & Lewis LLP, counsel to CVAL and Merger Subsidiary, to the effect that: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and PCIS and CVAL will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by PCIS or CVAL by reason of the Merger; (iii) except for cash received in lieu of fractional shares, no gain or loss will be recognized by the shareholders of PCIS who receive solely CVAL Common Stock upon the exchange of their shares of PCIS's Common Stock for shares of CVAL Common Stock; (iv) the basis of the CVAL Common Stock to be received by PCIS's shareholders will be, in each instance, the same as the basis of PCIS's Common Stock surrendered in exchange therefor; (v) the holding period of the CVAL Common Stock received by a PCIS shareholder receiving CVAL Common Stock will include the period during which PCIS Common Stock surrendered in exchange therefore was held; and (vi) cash received by a PCIS shareholder in lieu of a fractional share interest of CVAL Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CVAL Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss.


Conditions Precedent to Obligations of CVAL

          The obligations of CVAL to consummate the Merger are subject to the satisfaction of the following conditions, among others: (a) the representations and warranties of PCIS contained in the Merger Agreement must be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date; PCIS must have performed in all material respects all of its obligations and agreements under the Merger
Agreement to be performed by it at or before the Closing; (b) the Merger Agreement must have been approved by the affirmative vote (in person or by proxy) or written consent of the holders of at least 90% of the outstanding shares of capital stock of PCIS entitled to vote thereon; (c) PCIS must have executed with specified officers and employees an employment agreement (see "The Merger--Interests of Certain Persons and Employee Matters"); (d) there must not have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on Nasdaq, (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or any general limitation by federal or state authorities on the extension of credit by lending institutions, or (iii) in the case of any of the foregoing existing at the date of the Merger Agreement, a material acceleration or worsening thereof, and, in any such case, CVAL must have determined that it is commercially inadvisable to proceed with the Merger; (e) each person required to enter into an employment agreement referred to above under (c) shall have executed a non-compete agreement (see "The Merger--Interests of Certain Persons and Employee Matters"); (f) any litigation pending against PCIS which, individually or in the aggregate, would have a material adverse effect on PCIS's consolidated operations, must have been settled or otherwise resolved on terms satisfactory to CVAL and PCIS; (g) each of the shareholders of PCIS must have executed a shareholder indemnity (see "Shareholder Indemnity," below); (h) there may not have occurred any change in the financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operation of PCIS which, individually or in the aggregate, has had or might reasonably be expected to result in an material adverse effect on PCIS other than such changes resulting from (i) changes in securities laws or regulations or (ii) changes in generally accepted accounting principles, or interpretations thereof, that affect the securities industry; (i) CVAL must have received from all PCIS affiliates an executed affiliate's agreement (see "Resales of CVAL Common Stock"); (j) all issued and outstanding options, warrants or rights to acquire PCIS Common Stock or any capital stock of PCIS must have been canceled; (k) CVAL must have received the audited financial statements of PCIS for the fiscal year ended December 31, 1997, unaudited interim financial statements of PCIS as of the close of the fiscal month ended most recently before the Closing and for the fiscal year to date then ended, and unaudited financial statements of PCIS for the 12-month period ended as of the close of the last full fiscal month immediately preceding the Closing, which statements must evidence that: (i) the total assets of PCIS at the dates thereof exceeded $1.5 million, and cash and marketable securities of PCIS at the dates thereof exceeded $913,000; (ii) the shareholders' equity of PCIS at the dates thereof exceeded $1.2 million; (iii) annual revenue for 1997, and for the 12 months ended as of the close of the last full fiscal month immediately preceding the Closing, exceeded $2.75 million; and
(iv) annual net income for 1997, and for the 12 months ended as of the close of the last full fiscal month immediately preceding the Closing, exceeded $350,000, excluding the impact of any expenses incurred by reason of the Merger Agreement.


Conditions Precedent to Obligations of PCIS

          The obligations of PCIS to consummate the Merger are subject to the satisfaction of the following conditions, among others: (a) each of the representations and warranties of CVAL contained in the Merger Agreement must be true and correct in all material respects as of the Closing Date with the same effect as though made as of such date; CVAL and Merger Subsidiary must have performed in all material respects all of their obligations under the Merger Agreement to be performed by them at or before the Closing; and PCIS must have received certificates to that effect; (b) there may not have occurred any change in the financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operation of CVAL which, individually or in the aggregate, has had or might reasonably be expected to result in a material adverse effect on CVAL other than such changes resulting from (i) change in banking or thrift laws or regulations or (ii) changes in generally accepted accounting principles, or interpretations thereof, that affect the banking or thrift industries; (c) the shares of CVAL Common Stock to be issued in the Merger must have been authorized to be listed for quotation on the Nasdaq National Market; (d) no transaction or event involving CVAL or any subsidiary of CVAL may have occurred or be pending which would result in a change in the nature of the securities as the same are described in CVAL's articles of incorporation or in the issuer of the securities to be issued in the Merger to holders of PCIS Common Stock or which would result in CVAL's ceasing to own the Bank.


Shareholder Indemnity

          Pursuant to the Merger Agreement, each Shareholder of CVAL entered into a Shareholder Indemnity, dated as of March 18, 1998, pursuant to which such shareholder joined with PCIS in making representations and warranties to CVAL under the Merger Agreement, except that those representations and warranties that were made to the knowledge of PCIS are deemed to be modified so as to be made by each shareholder to the best of his or her knowledge. Each shareholder further joined with PCIS in making the various covenants of PCIS set forth in the Merger Agreement. If the Merger occurs, the Shareholder Indemnity requires each shareholder to indemnify, defend and hold harmless CVAL, its successors and assigns, from any and all liabilities, losses, costs or damages (collectively, "Loss") and reasonable attorneys' and accountants' fees and expenses, court costs and other reasonable out of pocket expenses (collectively "Expense") suffered or incurred by CVAL (directly, or indirectly through PCIS as the corporation surviving the Merger) resulting from, arising out of or relating to a breach of the foregoing representations, warranties or covenants, or any claim, action, suit or proceeding made or instituted by any former shareholder of PCIS relating to PCIS's purchase of such person's shares in PCIS. If the Merger occurs, PCIS shareholders will not have any right to contribution from PCIS with regard to the indemnification obligations of the shareholders.

          The indemnification obligations of PCIS's shareholders under the Shareholder Indemnity are limited as follows: First, no action or proceeding seeking damages for relief for breach of a representation, warranty or covenant may be commenced against a shareholder more than one year after the Effective Time of the Merger with respect to all claims which have not previously been asserted during such one-year period, with reasonable specificity, by written notice to Edward T. Borer, as agent for all PCIS shareholders. Second, no shareholder of PCIS will be liable with regard to any of PCIS's representations, warranties or covenants contained in the Merger Agreement unless the aggregate Loss and Expense directly or indirectly suffered or incurred by CVAL, exceeds $50,000, but once such aggregate Loss and Expense exceeds $50,000, the shareholders will be liable for the full amount thereof including the $50,000 threshold amount. Third, except for a shareholder's liability under the Shareholder Indemnity resulting from a breach of a representation or warranty made by PCIS which is known by a shareholder to be untrue when made, and except for any liability under the Shareholder Indemnity resulting directly or indirectly from PCIS' willful misconduct, (i) each shareholder would be liable only for his or her proportionate share of the aggregate Loss and Expense, determined by the percentage stock interest of such shareholder in PCIS as of the date of Merger Agreement, and (ii) the maximum liability of each shareholder under the Shareholder Indemnity would equal the product of $3.4 million times such shareholder's percentage stock interest in PCIS as of the date of the Merger Agreement.

Termination

          The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time either before or after approval by the holders of PCIS Common Stock: (a) by the mutual, written consent of CVAL and PCIS if the board of directors of each so determines by a vote of a majority of the members of the entire board; (b) by either CVAL or PCIS (i) by written notice to the other party if there has been a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach is not cured or not curable within thirty days after written notice of such breach is given to the breaching party by the terminating party, (ii) by written notice to the other party if any condition precedent to the other party's obligations under the Merger Agreement (see "The Merger Agreement--General Conditions Precedent to the Merger; Conditions Precedent to Obligations of CVAL; Conditions Precedent to Obligations of PCIS") has not been met or waived by the terminating party at such time as such condition can no longer be satisfied; (c) by PCIS (i) if the board of directors of PCIS fails to make, withdraws or modifies or changes its favorable recommendation of the Merger Agreement and the Merger to PCIS's shareholders, or (ii) if the board of directors of PCIS recommends to the shareholders of PCIS that an alternative acquisition proposal is likely to be more favorable, from a financial point of view, to the shareholders of PCIS than the Merger; (d) by CVAL or PCIS by written notice to the other, in the event that the Merger is not consummated by June 30, 1998, unless the failure to consummate is due to the breach of any representation, warranty or covenant contained in the Merger Agreement by the party seeking to terminate; provided, however, that such date may be extended by the written agreement of CVAL, PCIS and Merger Subsidiary.


Termination Fees and Expenses

          So long as CVAL has not breached any of its obligations under the Merger Agreement, PCIS must pay to CVAL a termination fee of $250,000 if (i) the Merger Agreement is terminated because the board of directors of PCIS recommends to the shareholders of PCIS that an alternative acquisition proposal is likely to be more favorable, from a financial point of view, to the shareholders of PCIS than the Merger; or (ii) the Merger Agreement is terminated because the board of directors of PCIS fails to make, withdraws or modifies or changes its favorable recommendation of the Merger to PCIS's shareholders other than as a result of a material adverse change in CVAL's financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operations. The non-terminating party will be obligated to pay to the other damages and out-of-pocket expenses incurred in connection with its entering into the Merger Agreement and carrying out the acts contemplated thereunder in the event that (A) the terminating party terminates the Merger Agreement because (i) there has been a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, or (ii) because a condition precedent to the other party's obligations under the Merger Agreement has not been met or waived, and (B) the relevant breach of representation or warranty or covenant is caused by willful conduct or gross negligence.

                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES

          PCIS is a securities broker/dealer and investment advisor. It is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Industry Association ("SIA"). It is registered as a broker/dealer in all 50 states and the District of Columbia, and as an investment advisor with the Commission. PCIS is subject to stringent minimum capital and licensing requirements.

          PCIS's clients are primarily individuals and smaller corporations, including various retirement plans. PCIS offers investment advice to and executes transactions for its customers. PCIS does not engage in commodity transactions, nor does it maintain an investment account. Although registered as a self clearing firm, approximately 99% of PCIS's transactions are cleared through another broker/dealer, which also executes nearly all PCIS directed transactions except for certain other fixed income transactions. PCIS does not trade for its own account except in limited circumstances; such principal transactions as it executes are almost all done to satisfy customer orders.

          PCIS is subject to the regulations of the Commission, the NASD, the MSRB, SIPC, and each of the state jurisdictions within which it is registered. PCIS is routinely examined as a broker/dealer by the NASD and as an investment advisor by the Commission.

          PCIS's principal executive offices are located at 1650 Market Street, Suite 3050, Philadelphia, PA 19103, and its telephone number at that address is
(215) 419-6400.



                          SELECTED PCIS FINANCIAL DATA

                               At or For the Year Ended
                                      December 31
                          -------------------------------------------------------------------
                               1997          1996           1995          1994        1993
                          -------------------------------------------------------------------

Revenues:
Commissions                   $ 1,708,112      $ 1,549,568      $ 1,557,175      $ 1,307,238     $ 1,541,569
Principal transactions            478,775          511,825          443,754          624,371         468,807
Gains on firm securities           12,728           12,926           13,839           12,291          14,102
Investment advisory fees          311,799          277,179          200,776          131,037         103,153
Money market fund fees            207,983          184,204          149,932          116,429          86,915
Underwriting fees                       0                0                0                0          85,151
Interest income                    68,543           68,993           79,010           54,720          33,283
Other income                       78,522           48,118           36,316           45,286          38,095
                              -----------      -----------      -----------      -----------     -----------
  Total revenue               $ 2,866,462      $ 2,652,813      $ 2,480,802      $ 2,291.372     $ 2,371,075
                              -----------      -----------      -----------      -----------     -----------

Expenses:
Compensation and
  benefits                    $ 1,611,558      $ 1,533,529      $ 1,417,923      $ 1,327,306     $ 1,301,513
Commissions and clearance
 charges                          324,245          285,257          275,514          251,702         276,566
Communications                    247,096          233,011          228,177          208,323         177,469
Occupancy and equipment
 costs                            110,133          131,851          131,523          154,219         120,112
Promotional expenses               33,916           30,836           12,741            4,998           5,055
Other expenses                    147,778          143,069          145,647          138,613         133,391
                              -----------      -----------      -----------      -----------     -----------
  Total expense               $ 2,474,726      $ 2,357,553      $ 2,211,525      $ 2,085,161     $ 2,014,106
                              -----------      -----------      -----------      -----------     -----------
Net Income before taxes
 on income                    $   391,736      $   295,260      $   259,277      $   206,211     $   356,969
  Provision for income
   taxes                               (1)              (1)              (1)          55,438         117,440
                              -----------      -----------      -----------      -----------     -----------
Net Income                    $   391,736      $   295,260      $   269,277      $   150,773     $   239,529
                              ===========      ===========      ===========      ===========     ===========
Earnings per share (1)              64.63            48.52            44.80            24.88           44.87
Weighted average shares             6,061            6,085            6,011            6,060           5,338

Total Assets                  $ 1,787,389      $ 1,833,749      $ 1,731,985      $ 1,426,042     $ 1,144,666
Total Liabilities                 506,296          532,571          455,488          319,156         213,990
Total Stockholders'
  equity                        1,281,093        1,301,178        1,276,497        1,106,886         930,676
Book Value per share          $    223.77      $    213.31      $    210.30      $    181.46     $    156.68
Cash distributions paid
  per share                         53.18            45.41            11.88             0.00            0.00


(1) Beginning with years beginning January 1, 1995, no provisions have been made for income taxes since PCIS has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, PCIS does not pay income taxes on its taxable income. Instead, shareholders are liable for individual income taxes based on their respective shares of PCIS's taxable income.

          The selected financial data and related footnotes set forth above should be read in connection with "PCIS Management's Discussion and Analysis of PCIS's Financial Condition and Results of Operations" set forth below and "Consolidated Financial Statements of Philadelphia Corporation for Investment
Services" included in this Proxy Statement/Prospectus.

               PCIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF PCIS's
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



General

Results of Operations 1997 Compared to 1996

Earnings

          As a Subchapter "S" corporation, PCIS pays no taxes on its income; shareholders are individually responsible for taxes on their proportionate share of PCIS's profit. Net Income for 1997 was a record $391,736, which represents a 32.7% increase over the $295,260 Net Income for 1996. The 1997 increase was due primarily to greater margins resulting from growth in transaction and investment advisory revenues in combination with cost containment. Profit margin increased from 11.1% to 13.7%.

Revenues

          Revenues were  $2,866,462 in 1997,  compared to $2,652,813 in 1996, an increase of 8.1%. The increase resulted primarily from increased transaction revenues, investment advisory fees, and money market fund fees, which rose 6.0%, 12.5% and 12.9%, respectively. Transactions executed rose to 11,592 from 10,920, an increase of 6.2%.

Expenses

          Expenses  increased   $117,173,   or  5.0%,  to  $2,474,726  in  1997.
Approximately 30% of PCIS's costs are relatively fixed in nature and do not rise or fall in proportion to revenue changes. Outsourcing of certain functions during 1997 helped contain expenses.

Results of Operations 1996 Compared to 1995

Earnings

          Net Income for 1996 was $295,260, which represented a 9.6% increase over the $269,277 Net Income for 1995. The 1996 increase was due primarily to higher margins resulting from growth in fee income, including investment advisory revenues. Profit margin increased to 11.1% from 10.9% in the prior year.

Revenues

          Revenues were  $2,652,813 in 1997,  compared to $2,480,802 in 1996, an increase of 6.9%. The increase resulted primarily from increased fee income, including investment advisory revenues, which rose 28.6% and 41.0%, respectively. Transactions executed rose to 10,920 from 10,287, an increase of 6.1%.

Expenses

          Expenses increased  $146,028,  or 6.60%, to $2,357,553 in 1996. Nearly
80% of the increase was attributable to compensation increases resulting from revenue and business mix changes. Approximately 30% of PCIS's costs are relatively fixed in nature and do not rise or fall in proportion to revenue changes.

Capital Resources and Liquidity

          PCIS is subject to the Net Capital provisions of the Securities and Exchange Commission, and is required to maintain minimum Net Capital as defined under such provisions. Net capital and the related Net Capital Ratio may fluctuate on a daily basis. At December 31, 1997, PCIS had Net Capital of $1,151,594 which was $901,594 in excess of its required Net Capital of $250,000. PCIS's Net Capital Ratio was .03 to 1, compared to a maximum permitted of 15 to 1.

          PCIS's capital expenditure requirements are not significant. At December 31, 1997, cash, cash equivalents, inventory, and refundable deposits exceeded all liabilities by $1,115,859. PCIS's capitalization consists of common stock equity only. Since PCIS has been profitable in each month since February, 1991, it believes its current capital resources and liquidity are adequate to meet its foreseeable needs.

Year 2000 Issue

          PCIS is aware of the "Year 2000" issue and is in the process of modifying its internal computer systems to eliminate such problems as existed; no material costs have been or are anticipated to be incurred. PCIS's clearing broker has assured PCIS that its systems will be compliant by September, 1998; user testing is scheduled to begin on September 22, 1998.

          Management believes that PCIS has taken all reasonable precautions to ensure a smooth transition. However, like all securities firms, PCIS's brokerage business is highly dependent on outside providers and, as such, any problems encountered could potentially have a material adverse effect on PCIS's activities and, accordingly, its results of operations, financial condition and cash flows.


             DIRECTORS AND EXECUTIVE OFFICERS OF PCIS

          The following sets forth the name and age of each director and executive officer of PCIS, his positions and offices with PCIS, his period of service with PCIS, and his business experience for at least the past five years, and with respect to directors, their present principal occupation and other directorships held in public companies.


Directors

          Directors are elected to serve for a one-year term and until their successors are elected and qualified. The bylaws of PCIS provide that the number of directors will be determined from time to time by the Board of Directors or the shareholders of PCIS, but that there will be no more than 15 and no less than three directors, except in cases where there is only one or two shareholders. Directors of PCIS are as follows:


Name                               Age                 Director Since

Edward T. Borer, Chairman          59                       1989
Philip J. Baldassari               42                       1989
Frederick A. Bluefeld              44                       1989
A. Louis Denton                    40                       1989
R. Wayne Raffety                   57                       1989
Vernon C. Walker                   55                       1989
Spencer D. Wright, III             77                       1989


Edward T. Borer. Mr. Borer is Chairman and Chief Financial Officer of PCIS. From 1989 until 1995 he was President and from 1989 until 1996 he was Chief Executive Officer; he has been Chief Financial Officer since 1990 and Chairman since 1995. He has been employed by PCIS since 1989. Since 1982 he has been Chairman of EnergyNorth, Inc., a New York Stock Exchange listed company, and serves on the Boards of various of that company's subsidiaries.

Philip J. Baldassari. Mr. Baldassari has been a Senior Vice President of PCIS since 1997. From 1989 until 1997 he was a Vice President of PCIS. He has been employed by PCIS since 1989.

Frederick A. Bluefeld. Mr. Bluefeld is a Vice President of PCIS, a position he has held since 1989. He has been employed by PCIS since 1989.

A. Louis Denton. Mr. Denton is President and Chief Executive Officer of PCIS. From 1989 until 1993 he was Vice President; from 1993 until 1994 he was Senior Vice President, from 1994 until 1995 he was Executive Vice President; since 1995 he has been President. From 1994 until 1995 he was Chief Operating Officer, and since 1996 he has been Chief Executive Officer. He has been employed by PCIS since 1989. He is a Director of First Commercial Bank of Philadelphia, a NASDAQ traded company, and of London Life Reinsurance Company, an indirect subsidiary of Great West Lifeco, a Toronto Stock Exchange traded company.

R. Wayne Raffety. Mr. Raffety has been a Senior Vice President of PCIS since 1993. He has been employed by PCIS since 1989. From 1989 until he was a Vice President of the Company.

Vernon C. Walker. Mr. Walker has been a Senior Vice President of PCIS since 1993. He has been employed by PCIS since 1989. From 1989 until 1993 he was a Vice President of the Company.

Spencer D. Wright, III. Mr. Wright has been Chairman Emeritus of PCIS since 1995. He has been employed by PCIS since 1989. From 1989 until 1995 he was Chairman of the Company.


Executive Officers

          Executive officers are elected by the PCIS Board and serve until they resign or are removed by the PCIS Board. PCIS's executive officers are as follows:

Name                     Age       Positions and Offices

Edward T. Borer          59        Chairman, Chief Financial Officer, Director
A. Louis Denton          40        President, Chief Executive Officer, Director

          The business experience of Messrs. Borer and Denton is set forth under the listing of directors of PCIS.


Security Ownership of Certain Beneficial Holders and Management

       The following table sets forth certain information regarding beneficial ownership of the outstanding PCIS Common Stock at April 6, 1998 by (i) each person known by PCIS to own beneficially more than 5% of the outstanding PCIS Common Stock; (ii) each of the directors of PCIS; (iii) the executive officers named in the Summary Compensation Table, "Executive Compensation" and (iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes, PCIS believes that the beneficial owners of PCIS Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to the shares of PCIS Common Stock shown as beneficially owned by them.

Security Ownership of Certain Beneficial Holders and Management


     Name and Address              Number of Shares         Percertage of Class
     of Beneficial Owner           of Common Stock

Eugene Arnold, Jr. (3)                  500                      8.7%
485 Devon Park Drive, Suite 109
Wayne, PA  19087

Frederick J. Arnold (3)                 500                      8.7%
1650 Market St., Suite 3050
Philadelphia, PA  19103

Philip J. Baldassari (1)(3)             500                      8.7%
1650 Market St., Suite 3050
Philadelphia, PA  19103

Frederick A. Bluefeld (1)(3)            400                      7.0%
485 Devon Park Drive, Suite 109
Wayne, PA  19087

Edward T. Borer (1)(2)(3)               500                      8.7%
1650 Market St., Suite 3050
Philadelphia, PA  19103

A. Louis Denton (1)(2)(3)               500                      8.7%
1650 Market St., Suite 3050
Philadelphia, PA  19103

R. Wayne Raffety (1)(3)                 500                      8.7%
485 Devon Park Drive, Suite 109
Wayne, PA  19087

Vernon C. Walker (1)(3)                 500                      8.7%
485 Devon Park Drive, Suite 109
Wayne, PA  19087

Robert S. Woodcock (3)                  350                      6.1%
1650 Market St., Suite 3050
Philadelphia, PA  19103

Spencer D. Wright, III (1)(3)           500                      8.7%
1650 Market St., Suite 3050
Philadelphia, PA  19103

All Directors and Executive Officers  3,400                     59.4%
as a Group
(7 persons)

(1) Director of PCIS.
(2) Executive officers of PCIS.
(3) Owner of 5% or greater of PCIS shares.

                   PCIS EXECUTIVE COMPENSATION

This section contains information about compensation, stock options grants and employment arrangements and other information concerning certain of the executive officers of PCIS.

Summary Compensation Table

The following table sets forth the compensation PCIS paid for services rendered during the fiscal years ended December 31, 1997, December 31, 1996 and December 31, 1995 by the Chief Executive Officer. No other executive officer received annual compensation in excess of $100,000 in 1997, 1996 or 1995.

                             Annual Compensation
                         --------------------------
                                                            Other
                                                            Annual
Name and Principal       Fiscal    Salary*   Bonus       Compensation(1)
Position                 Year        ($)      ($)           ($)
A. Louis Denton       1997     169,351      11,752           0
President and CEO     1996     138,428       8,858           0
                      1995     135,389       8,078           0

---------------------

  *     Includes commissions.  PCIS has never granted stock options.

Directors' Compensation

       Directors of PCIS serve without compensation.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PCIS

       PCIS does not engage in any transactions with its directors, officers or their affiliates.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

       THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS OR FINANCIAL POSITION THAT WOULD HAVE OCCURRED, NOR IS IT NECESSARILY INDICATIVE OF THE FUTURE OPERATING RESULTS OR FINANCIAL POSITION OF CVAL FOLLOWING THE MERGER.

              Pro Forma Unaudited Combined Condensed Balance Sheet
                       as of June 30, 1997 (in thousands)

                                                  PCIS Merger
                                                  Pro Forma       CVAL & PCIS
                              CVAL      PCIS      Adjustments       Combined
                              -----------------------------------------------
Cash and amounts due from
   depository institutions     9,455     752       ---                 10,207
Investment securities
  available for sale         27,566     252       ---                 27,818
Investment securities        19,469     ---       ---                 19,469
Loans, gross (1)            260,001     ---       ---                260,001
Allowance for possible
  loan losses               (2,855)     ---       ---                (2,855)
Other assets                 10,037     524       ---                 10,561
                            -------------------------------------------------
     Total Assets           323,673   1,528       ---                325,201
                            =================================================


Deposits                   260,750      ---       ---                260,750
Borrowings                  30,447      252       ---                 30,699
Other liabilities            5,411       62       ---                  5,473
                           ---------------------------------------------------

     Total Liabilities     296,608      314       ---                296,922
                           ---------------------------------------------------

Common stock (2)             1,739      ---       ---                  1,739
Additional paid-in capital  12,773      ---       ---                 12,773
Retained earnings           12,749    1,214       ---                 13,963
Treasury stock               (199)      ---       ---                  (199)
Net unrealized gain on
  securities available
  for sale                      3       ---       ---                      3
                            --------------------------------------------------
Total shareholders' equity  27,065    1,214       ---                 28,279
                            --------------------------------------------------

     Total liabilities and
      shareholders' equity 323,673    1,528       ---                325,201
                           ===================================================


(1) Loans include loans held for sale.
(2) Common stock is net of common stock acquired by ESOP.

              Pro Forma Unaudited Combined Condensed Balance Sheet
                       as of December 31, 1997 (in thousands)

                                                  PCIS Merger
                                                  Pro Forma       CVAL & PCIS
                              CVAL      PCIS      Adjustments       Combined
                              -----------------------------------------------
Cash and amounts due from
  depository institutions     9,295     835       ---                 10,130
Investment securities
  available for sale         24,411    787        ---                 25,198
Investment securities        17,352    ---        ---                 17,352
Loans (1)                   267,942    ---        ---                267,942
Allowance for possible
 loan losses                (3,080)    ---        ---                (3,080)
Other assets                 9,723     165        ---                  9,888
                           --------------------------------------------------
     Total assets          325,643    1,787       ---                327,430
                           ==================================================
Deposits                   266,648      ---       ---                266,648
Borrowings                  27,112      442       ---                 27,554
Other liabilities            3,177       64       ---                  3,241
                           --------------------------------------------------

     Total Liabilities     296,937     506        ---                297,443
                           ---------------------------------------------------

Common stock (2)             1,934      57        ---                  1,991
Additional paid-in capital  14,890     292        ---                 15,182
Retained earnings           11,699     932        ---                 12,631
Treasury stock               (115)     ---        ---                  (115)
                            --------------------------------------------------
Net unrealized gain on
  securities available
  for sale                     298                                       298
                            --------------------------------------------------
Total shareholders' equity  28,706    1,281       ---                 29,987
                            --------------------------------------------------

     Total liabilities and
      shareholders' equity 325,643    1,787       ---                327,430
                           ===================================================


(1) Loans include loans held for sale.
(2) Common stock is net of common stock acquired by ESOP.


             Pro Forma Unaudited Combined Condensed Income Statement
                       for the Year Ended June 30, 1997
                      (in thousands, except per share data)

                                                  PCIS Merger
                                                  Pro Forma       CVAL & PCIS
                              CVAL      PCIS      Adjustments       Combined
                              -----------------------------------------------
Interest income               22,569    ---       ---                 22,569
Interest expense              11,503    ---       ---                 11,503
                              ----------------------------------------------
Net interest income           11,066    ---       ---                 11,066
Provision for possible
 loan losses                     523    ---       ---                    523
                              ----------------------------------------------
Net interest income after
  provision for possible loan
   losses                     10,543    ---       ---                 10,543
Other non-interest income      1,324  2,676       ---                  4,000
Non-interest expense           9,184  2,365       ---                 11,549
                              -----------------------------------------------
Income before taxes            2,683    311       ---                  2,994
                              -----------------------------------------------
Income taxes                     757    ---       ---                    757
Net income                     1,926    311       ---                  2,237
                              ===============================================

Earnings per share (1)

     Basic               $      0.89    51.12     ---                   0.97
     Diluted             $      0.89    51.12     ---                   0.96



(1) Combined earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average CVAL Common Stock outstanding during the year ended June 30, 1997 (2,152,613 for basic and 2,164,666 for diluted) plus (ii) the weighted average PCIS Common Stock outstanding during the year ended June 30, 1997 (6,095 for both basic and diluted) multiplied by the Exchange Ratio.


              Pro Forma Unaudited Combined Condensed Income Statement
                   for the Six Months Ended December 31, 1997
                     (in thousands, except per share data)

                                                  PCIS Merger
                                                  Pro Forma       CVAL & PCIS
                              CVAL      PCIS      Adjustments       Combined
                              -----------------------------------------------
Interest income               12,569    ---       ---                 12,655
Interest expense               6,621    ---       ---                  6,621
                              ----------------------------------------------
Net interest income            6,034    ---       ---                  6,034
Provision for possible
 loan losses                     240    ---       ---                    240
                              ----------------------------------------------
Net interest income after
  provision for possible loan
   losses                      5,794    ---       ---                  5,794
Other non-interest income        833  1,487       ---                  2,320
Non-interest expense           4,246  1,259       ---                  5,505
                              -----------------------------------------------
Income before taxes            2,381    228       ---                  2,609
                              -----------------------------------------------
Income taxes                     697    ---       ---                    697
Net income                     1,684    228       ---                  1,912
                              ===============================================

Earnings per share

     Basic               $      0.78    37.83     ---                   0.83(1)
     Diluted             $      0.77    37.83     ---                   0.82(1)


(1) Combined earnings per share are calculated based on combined net income divided by the sum of (i) the weighted average CVAL Common Stock outstanding during the six months ended December 31, 1997 (2,162,436 for basic and 2,193,681 for diluted) plus (ii) the weighted average PCIS
       Common Stock  outstanding  during the six months ended  December 31, 1997
       (5,967 for both basic and diluted) multiplied by the Exchange Ratio.

                                     EXPERTS

       The consolidated financial statements of Chester Valley Bancorp Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997, included in Chester Valley Bancorp Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, LLP, independent public accountants, and upon the authority of such firm as experts in accounting and auditing.

       The financial statements of Philadelphia Corporation for Investment Services as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995, included in this Proxy Statement/Prospectus, have been audited by Sanville & Company, independent auditors, as stated in their report, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

       The validity of the CVAL Common Stock to be issued pursuant to the Merger will be passed upon for CVAL by Schnader Harrison Segal & Lewis LLP. It is a condition precedent to the obligations of PCIS to consummate the Merger Agreement that PCIS receive an opinion of Schnader Harrison Segal & Lewis LLP to the effect that neither PCIS nor any of its shareholders will recognize gain or loss for United States federal income tax purposes as a result of the Merger (other than in respect of any cash paid in lieu of fractional shares). John J. Cunningham, III, a senior partner in the Schnader firm, is a director of CVAL.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          CVAL's bylaws provide that CVAL will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of CVAL, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of CVAL, or is or was serving at the request of CVAL as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full
extent  permissible  under  Pennsylvania  law.  Statutory   authority  for  such
indemnification is contained in Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended.

          Reasonable expenses incurred by an officer, director, employee or agent of CVAL in defending a civil or criminal action, suit or proceeding described above may be paid by CVAL in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by CVAL.

          The duties of CVAL to indemnify and to advance expenses to any person shall be in the nature of a contract between CVAL and each such person, and no amendment or repeal of any provision of the bylaws of CVAL shall alter to the detriment of such person the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

          CVAL shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a) The exhibits to this registration statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") are listed in the Exhibit Index hereto and are incorporated herein by reference.

          (b) All financial statement schedules have been omitted because they are not required or the information required to be set forth therein is included in the financial statements included in CVAL's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, which is incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

          (a) The undersigned Registrant hereby undertakes as follows:

               (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    A. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                    B. to reflect in the  prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                    C. to include any material  information  with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

               (ii) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) The undersigned Registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (d) The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph
(c), or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and shall be governed by the final adjudication of such issue.

          (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Chester, state of Pennsylvania, on April 13, 1998.

                                      CHESTER VALLEY BANCORP INC.



                                  By: /s/ Ellen Ann Roberts
                                      Ellen Ann Roberts
                                      Chairman of the Board

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                               Title
/s/Anthony J. Biondi                    Director, President, and Chief Operating
--------------------------------          Officer
Anthony J. Biondi
Date:April 8, 1998

--------------------------------        Director
Robert J. Bradbury
Date:


/s/John Cunningham, III, Esquire        Director
--------------------------------
John Cunningham, III, Esquire
Date:April 8, 1998

/s/Christine N. Dullinger               Chief Financial Officer and Treasurer
--------------------------------        (Principal Financial and Accounting
Christine N. Dullinger                    Officer)
Date:April 9, 1998

/s/Gerard F. Griesser                   Director
--------------------------------
Gerard F. Griesser
Date: April 8, 1998

/s/James E. McErlane, Esquire           Director
---------------------------------
James E. McErlane, Esquire
Date: April 8, 1998

---------------------------------       Director
Richard L. Radcliff
Date:

/s/Ellen Ann Roberts                    Director, Chairman, and Chief
---------------------------------         Executive Officer
Ellen Ann Roberts
Date: April 8, 1998

---------------------------------       Director
Emory S. Todd
Date:

/s/William M. Wright                    Director
---------------------------------
William M. Wright
Date:April 8, 1998


                                  EXHIBIT INDEX


Exhibit
Number              Description
---------           --------------
2.1                 Agreement  and Plan of  Merger  dated as of March 18,
                    1998 among the Registrant,  Philadelphia  Corporation
                    for Investment Services and Chester   Valley
                    Acquisition Corporation (incorporated by reference to
                    Appendix A to the Proxy Statement/Prospectus included
                    as part of this Registration Statement)*

3.1 Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1990)

3.2 Bylaws of the Registrant, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1991)

4.1                 Specimen Common Stock Certificate of the Registrant
                    (incorporated by reference to the Registrant's Registration
                    Statement on Form S-4 dated August 10, 1989, File No.
                    33-30433)

5.1 Opinion of Schnader Harrison Segal & Lewis LLP as to the legality of the securities being registered by this Registration Statement**

8.1 Opinion of Schnader Harrison Segal & Lewis LLP as to certain tax matters relating to the Merger**

10.1                Key Employee Stock Compensation  Program,  as amended
                    (incorporated  by  reference  from  the  Registrant's
                    Annual  Report on Form 10-K for the year  ended  June
                    30, 1990)

10.2 Employee Stock Ownership Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1990)

10.3                Employment Agreement By and Between the the Registrant and
                    Ellen Ann Roberts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended
                    June 30, 1990)

10.4                Employment Agreement By and Between the Registrant and
                    Colin N. Maropis (incorporated by reference to the Registrant's Registration Statement on Form S-4 dated
                    August 10, 1989, File No. 33-30433)

10.5                Employment Agreement By and Between the Registrant and
                    Anthony J. Biondi (incorporated herein by reference from the Registrant's Annual Report on Form 10-K for the year ended June 30, 1990)

10.6 Amendment No. 1 to the Employment Agreement By and Between the Registrant and Ellen Ann Roberts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1992)

--------

* Pursuant to Item 601(b)(2) of Regulation S-K, certain of the schedules and similar attachments to this exhibit have been omitted. The Registrant agrees to furnish supplementally such schedules and attachments to the Commission upon request.

** To be filed by amendment.



10.7                Amendment No. 1 to the  Employment  Agreement By and Between
                    the  Registrant  and  Edward  H.  Plank   (incorporated   by
                    reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1992)

10.8                Amendment No. 1 to the  Employment  Agreement By and Between
                    the  Registrant  and  Colin  N.  Maropis   (incorporated  by
                    reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1992.)

10.9 Amendment No. 1 to the Employment Agreement By and Between the Registrant and Anthony J. Biondi (incorporated by reference to the Registrant's Annual Report on Form 10- K for the year ended June 30, 1992)

10.10               1997 Stock  Option Plan  (incorporated  by  reference to the
                    Registrant's   Registration  Statement  on  Form  S-8  dated
                    December 12, 1997, File No. 333-42099)

10.11               1993 Stock Option Plan, as amended **

13.1 Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997

13.2 Registrant's Quarterly Reports on Form 10-QSB for the fiscal quarters ended September 30 and December 31, 1997

23.1                Consent  of  KPMG  Peat  Marwick  LLP  with  respect  to the
                    Registrant's financial statements

23.2                Consent of Sanville & Company with respect to the  financial
                    statements  of   Philadelphia   Corporation  For  Investment
                    Services

23.3                Consent of Schnader  Harrison Segal & Lewis LLP (included in
                    Exhibit 5.1 above)

23.4                Consent of Schnader  Harrison Segal & Lewis LLP (included in
                    Exhibit 8.1 above)

99.1                Form  of  Proxy  Card  of   Philadelphia   Corporation   For
                    Investment Services

----------------

** To be filed by amendment.

                 INDEX TO PCIS FINANCIAL STATEMENTS

       Page

Independent Auditor's Report . . . . . . . . . . . . . . . . . . . F-2
Statements of Financial Condition December 31, 1997 and 1996 . . . F-3 Statements of Income for the Years Ended
     December 31, 1997, 1996 and 1995. . . . . . . . . . . . . . . F-4
Statements of Changes in Stockholders' Equity for
     the Years Ended December 31, 1997, 1996 and 1995. . . . . . . F-5
Statements of Cash Flows for the Years Ended
     December 31, 1997, 1996 and 1995. . . . . . . . . . . . . . . F-6
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . F-8

                    INDEPENDENT AUDITOR'S REPORT


Board of Directors
Philadelphia Corporation For Investment Services

     We have audited the accompanying statements of financial condition of the Philadelphia Corporation for Investment Services as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Corporation for Investment Services at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.






Abington, Pennsylvania                       Sanville & Company
January 13, 1998                             Certified Public Accountants



                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                       Statements of Financial Condition
                           December 31, 1997 and 1996


                                                  1997           1996
                                                  ____           ____
ASSETS

Cash                                            $  833,560     $  862,690
Cash segregated under SEC Rule 15c3-3                1,944          2,079
Receivable from clearing broker                     77,261         68,119
Deposit with clearing broker (Note 3)              345,000        345,000
Securities owned, at market value (Note 2):
    State and municipal obligations                441,651        470,997
Furniture and office equipment at cost,
    net of accumulated depreciation: 1997 -
      $167,790; 1996 - $154,135                     24,343         35,118
Interest receivable                                  2,719          1,981
Prepaid expenses, deposits and other assets         60,911         47,762
                                                    ------         ------

        Total assets                            $1,787,389     $1,833,746
                                                ==========     ==========

LIABILITIES AND STOCKHOLDERS'
EQUITY

Payable to clearing broker (Note 3)             $   441,655     ($  471,799)
Accounts payable and accrued expenses                37,764          38,120
Distributions to stockholders                        26,877          22,652
                                                 -----------     -----------

     Total liabilities                              506,296         532,571
                                                -----------     -----------

Commitments and contingent liabilities (Note 5)

Stockholders' equity (Note 8):
  Common stock, $10 par value,
  authorized 1,000,000 shares;
  issued and outstanding 5,725 shares - 1997,
  6,100 shares - 1996                                57,250          61,000
   Additional paid-in capital                       374,250         370,459
   Retained earnings                                849,593         869,716

     Total stockholders' equity                   1,281,093       1,301,175
                                                  ---------       ---------
     Total liabilities and stockholders' equity $ 1,787,389     $ 1,833,746
                                                ===========     ===========





                       See notes to financial statements.



                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                              Statements of Income
                           December 31, 1997 and 1996


                                        1997           1996            1995
                                        ----           ----            ----

REVENUES:

     Commissions                        $1,708,112    $1,549,568   $1,557,175
     Principal transactions                400,807       434,646      382,300
     Gains on firm securities               12,728        12,926       13,839
     Revenue from sale of investment
       company shares                       77,968        77,179       61,454
     Investment advisory fees              311,799       277,179      200,776
     Money market fund fees                207,983       184,204      149,932
     Interest income                        68,543        68,993       79,010
     Other income                           78,522        48,118       36,316
                                            ------        ------       ------
                                         2,866,462     2,652,813    2,480,802
                                         ---------     ---------    ---------

EXPENSES:


     Registered representatives'
       compensation                     1,282,312      1,190,974   1,096,393
     Clerical and administrative
       salaries                           329,246        342,555     321,530
     Commissions and clearance
       charges                            324,245        285,257     275,514
     Communications                       247,096        233,011     228,177
     Occupancy and equipment costs        110,133        131,851     131,523
     Promotional costs                     33,916         30,836      12,741
     Interest expense                       7,272         14,285      14,511
     Losses in error account                1,626          3,132       5,198
     Regulatory fees and expense           26,940         22,541      22,237
     Other expenses                       111,940        103,111     103,701
                                          -------        -------     --------
                                        2,474,726      2,357,553   2,211,525
                                        ---------      ---------   ---------
Net income                            $   391,736     $  295,260  $  269,277
                                      ===========     ==========  ==========





                       See notes to financial statements.


                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                 Statements of Changes in Stockholders' Equity
              For the years ended December 31, 1997, 1996 and 1995

                       Common Stock
                      $10 par value    Additional                    Total
                                         Paid in        Retained  Stockholders'
                    Shares     Amount    Capital        Earnings     Equity
                    ------     ------    --------       --------   ------------

BALANCE-
 DECEMBER 31, 1994  6,100      $61,000   $325,422       $720,464   $1,106,886

Issuance of common    110        1,100     19,117              -       20,217
Repurchase of common (140)      (1,400)   (13,862)       (10,374)     (25,636)
Adjustment to paid-in
capital due to 1994
merger                  -            -     34,328        (34,328)           -
Net income for the year -            -          -        269,277      269,277
Distribution to         -            -          -        (94,247)     (94,247)
                       -------  -------    -------      ----------   --------

BALANCE-
 DECEMBER 31, 1995  6,070       60,700    365,055        850,792   1,276,497

Issuance of common     30          300      5,454              -       5,754
Net income for the year -            -          -        295,260     295,260
Distribution to         -            -          -       (276,336)   (276,336)
                      --------  ------    -------       --------    --------

BALANCE -
 DECEMBER 31, 1996  6,100       61,000    370,459        869,716  1,301,175

Issuance of common    150        1,500     28,520              -     30,020
Repurchase of common (525)      (5,250)   (24,729)       (82,596)  (112,575)
Net income for the year -            -          -        391,736    391,736
Distribution to         -            -          -       (329,263)  (329,263)
                      --------  -------   -------       --------   ---------

BALANCE -
 DECEMBER 31, 1997  5,725       57,250   $374,250       $849,593 $1,281,093
                    ======     =======   ========       ======== ==========


                   See notes to financial statements.



                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                            Statements of Cash Flows
              For the years ended December 31, 1997, 1996 and 1995



                                        1997           1996           1995
                                        ----           ----           ----
Cash flows from operating activities:
Net income                              $391,736       $295,260       $269,277
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation                             13,655         19,758          25,337
(Increase) decrease
  Receivable from clearing broker        (9,142)        14,827          25,073
  Securities owned, at market value      29,346        (82,496)       (126,361)
  Interest receivable                      (738)         6,393          (5,165)
  Other assets                          (13,149)        (2,692)          1,531
Increase (decrease)
  Payable to clearing broker            (30,144)        83,153         128,899
  Accounts payable and accrued
  expenses                                 (356)        (6,626)         (3,577)
  Income taxes payable                        -              -         (11,086)
  Distribution to stockholders            4,225            556          22,096
                                          -----            ---          ------
Net cash provided by operating
 activities:                            385,433        328,133         326,024
                                        -------        -------         -------

Cash flow from investing activities

  Proceeds from sale of fixed assets         -              -           1,425
  Purchase of fixed assets              (2,880)        (10,357)       (15,896)

Net cash expended in investing
 activities:                            (2,880)        (10,357)       (14,471)

Cash flows from financing activities:

  Proceeds from issuance of common
   stock                                30,020          5,754          20,217
  Repurchase of common stock          (112,575)             -         (25,636)
  Distribution to stockholders        (329,263)      (276,336)        (94,247)
                                      --------       --------         -------
Net cash expended in financing
  activities:                        (411,818)       (270,582)        (99,666)

Net (decrease) increase in cash       (29,265)         47,194         211,887

Cash and cash equivalents* at
  beginning of year                   864,769         817,575         605,688
                                      -------         -------         -------
Cash and cash equivalents* at
  end of year                        $835,504        $864,769        $817,575
                                     ========        ========        ========










                    See notes to financial statements


                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                      Statements of Cash Flows (Continued)
              For the years ended December 31, 1997, 1996 and 1995

                                        1997           1996           1995
                                        ----           ----           ----

Supplemental disclosures of cash flow
information

     Cash paid (received)during the
      year for:
     Interest paid (received) - net($60,533)      ($57,899)      ($68,069)
     Income taxes                        $0            $0         $11,086


*Cash and cash equivalents  includes
 amounts segregated under S.E.C. Rule 15c3-3 and amounts in money market funds.






                 See notes to financial statements.

                PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                          Notes To Financial Statements
                        December 31, 1997, 1996 and 1995


1. ORGANIZATION

     Philadelphia Corporation For Investment Services (the "Company") is a registered investment advisor and registered broker dealer with the Securities and Exchange Commission ("SEC") and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other investment advisors and registered broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.


 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, which is not materially different from trade date.

     Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

     The market value of securities owned, consisting of state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties.

     Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

     Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

     Depreciation - Fixed asset purchases are classified as five or seven-year property for depreciation purposes under the Modified Accelerated Cost Recovery System of 1986.

     Income Taxes - No provisions have been made for income taxes since the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes based on their respective shares of the Company's taxable income.

     Use of Estimates - The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates. PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES Notes to Financial Statements (Continued) December 31, 1997, 1996 and 1995


3. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

     The Company maintains a clearing agreement with BHC Securities Inc. ("BHC") (See Note 4). Under the agreement the Company maintains a clearing deposit of $35,000 and a $310,000 inventory deposit whereby the Company can carry equity, corporate debt and municipal inventory up to $950,000. Any inventory in excess of $310,000 is financed by BHC. The Company earns interest on the clearing deposit and any unused portion of the $310,000 at a rate based upon the three month U.S. Treasury Bill rate at the beginning of each month. The Company pays interest on any payable to BHC at brokers call rate. For the years ended December 31, 1997, 1996 and 1995 the Company earned $9,400, $8,577 and $12,028 and paid $2,433, $11,059 and $10,941, respectively.

 4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

     The Company will principally operate in accordance with the exemptive provisions of paragraph (K)(2)(B) of SEC Rule 15c3-3. Substantially all customer transactions are cleared through BHC on a fully disclosed basis. From time to time the Company self clears customer transactions not eligible to be cleared through BHC. For such transactions the Company maintains a special reserve account for the exclusive benefit of the customers of the Company, in which all customer funds are deposited and withdrawn under the exemptive provisions of paragraph (K)(2)(A) of SEC Rule 15c3-3.

 5. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases its main office, a branch office and certain equipment under leases expiring in 1998 through 2002. The aggregate office rental and equipment rental for the years ended December 31, 1997, 1996 and 1995 were as follows:


                              1997           1996            1995
                              ----           ----            ----
         Office rental    $  95,502      $  92,029        $  92,029
         Equipment rental    40,334         37,965           15,736

The  approximate  minimum future rental  payments  through 2002 are:



                                   Office         Equipment
              Fiscal Year          Leases           Leases
              -----------          -------        ---------
               1998                $112,208        $20,226
               1999                  76,237          8,084
               2000                  51,231          4,762
               2001                  51,962              -
               2002                  48,246              -


           PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES
                  Notes to Financial Statements (Continued)
                     December 31, 1997, 1996 and 1995


5. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

     In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open as of December 31, 1997, 1996 and 1995 had no material effect on the financial condition of the Company as of these dates.


6.  NET CAPITAL REQUIREMENTS

     Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 1997, the Company had net capital of $1,151,594 which was $901,594 in excess of its required net capital of $250,000. The Company's net capital ratio was .03 to 1. At December 31, 1996, the Company had net capital of $1,173,216 which was $923,216 in excess of its required net capital of $250,000. The Company's net capital ratio was .03 to 1. At December 31, 1995, the Company had net capital of $1,146,834 which was $896,834 in excess of its required net capital of $250,000. The Company's net capital ratio as .04 to 1.

 7.  401(K) SAVINGS PLAN

     Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no matching or elective contributions to the plan for the years ended December 31, 1997, 1996 and 1995.


 8.  ACQUISITION AGREEMENT

     In December, 1997 the Board of Directors and the shareholders of the Company approved, in principle, an offer by Chester Valley Bancorp Inc., or one of its subsidiaries, to acquire all the issued and outstanding stock of the Company. Consummation of the merger is expected to occur during the first half of 1998, and is subject to various conditions and regulatory approvals.

                                                          APPENDIX A

                         MERGER AGREEMENT

                    dated as of March 18, 1998

                              Among

                   Chester Valley Bancorp Inc.,

             Chester Valley Acquisition Corporation,

                               and

         Philadelphia Corporation for Investment Services

                   AGREEMENT AND PLAN OF MERGER


          THIS AGREEMENT AND PLAN OF MERGER, dated as of March 18, 1998, among Chester Valley Bancorp Inc., a Pennsylvania corporation ("CVAL"), Chester Valley Acquisition Corporation, a Pennsylvania corporation ("CVAC"), and Philadelphia Corporation for Investment Services, a Pennsylvania corporation (the "Company"),

                         WITNESSETH THAT:

          WHEREAS, CVAL is a unitary thrift holding company; and

          WHEREAS, CVAC is a wholly-owned subsidiary of CVAL created solely for the purpose of facilitating the transactions described in this Agreement; and

          WHEREAS, the boards of directors of CVAL and the Company have each determined that it is in the best interest of their respective shareholders for CVAL to acquire the Company by means of a merger of CVAC with and into the Company (the "Merger") as a result of which the Company will become a wholly-owned subsidiary of CVAL, all upon the terms and subject to the conditions set forth herein; and

          WHEREAS,   the  parties   desire  to  make  certain   representations,
warranties, covenants and agreements in connection with this Agreement and to set forth the conditions to the Merger; and

          WHEREAS, the parties hereto desire to adopt this Agreement as a plan of reorganization and to consummate such plan in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code");

          NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

                                    ARTICLE I

                                   The Merger

          Section 1.01 Merger. (a) Subject to the terms and conditions of this Agreement and in accordance with the applicable laws of the Commonwealth of Pennsylvania, at the Effective Time (as defined in Section 1.01(d)), CVAC shall be merged with and into the Company, the separate existence of CVAC shall cease and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation"), in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"). The Merger shall have the effects specified in the BCL.

               (b) At the Effective Time, the Articles of Incorporation and Bylaws of CVAC in effect immediately before the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until amended in accordance with the provisions thereof and the BCL; provided, however, that the name of the Surviving Corporation shall be "Philadelphia Corporation for Investment Services." At the Effective Time: the directors of the Company immediately before the Effective Time shall be the directors of the Surviving Corporation with such additions or deletions as CVAL, in its sole discretion, may determine; and the officers of the Company immediately before the effective time shall be the officers of the Surviving Corporation until their successors are elected and qualified or until their earlier resignation or removal.

               (c) The closing of the Merger (the "Closing") shall take place at such place and time and on such date (the "Closing Date") as shall be agreed upon by all parties, which date shall not be later than the 30th business day after (i) the last approval of required governmental authorities (if any) is granted and any related waiting periods expire, (ii) the lifting, discharge or dismissal of any stay of any such governmental approval or of any injunction against the Merger and (iii) all shareholder approvals required by the parties hereunder are received.

               (d) Immediately following the Closing, and provided that this Agreement has not been terminated or abandoned pursuant to Section 5.06, CVAL and CVAC will cause articles of merger effectuating the Merger (the "Articles of Merger") to be delivered and properly filed with the Pennsylvania Department of State (the "Department of State"). The Merger shall become effective at the time specified in the Articles of Merger, which shall be at 12:01 a.m. on the first business day following the Closing (the "Effective Time"). The "Effective Date" when used herein means the day on which the Effective Time for the Merger occurs.

          Section 1.02 Conversion of Shares. (a) At the Effective Time, by virtue of the Merger, automatically and without any action on the part of the holder thereof, subject to the provisions of Section 1.03 hereof with respect to payment of fractional shares in cash and Section 1.04 hereof with respect to dissenters rights, if any, each share of common stock, par value $10.00 per share, of the Company ("Company Common Stock") issued and outstanding at the Effective Time (other than shares the holders of which (each a "Dissenting Shareholder") are exercising appraisal rights pursuant to the BCL (the "Dissenters Shares"), if any) shall become and be converted into the right to receive shares of common stock, par value $1.00 per share, of CVAL ("CVAL Common Stock") determined in conformity with the Exchange Ratio set forth in Schedule
1.02 hereof.

               (b) The shares of common stock of CVAC issued and outstanding immediately prior to the Effective Time, by virtue of and after the Merger, shall be converted into and thereafter constitute the outstanding shares of the capital stock of the Surviving Corporation.

               (c) If prior to the Effective Time, the number of outstanding shares of CVAL common stock shall have been increased or decreased through a reclassification, stock dividend, stock split or reverse stock split, or other similar change, appropriate adjustment shall be made to the Exchange Ratio.

          Section 1.03   Surrender and Exchange of Company Certificates

               (a) Within five business days after the Effective Date, the Company shall cause to be sent to each Person who, immediately prior to the Effective Time, was a holder of record of Company Common Stock transmittal materials and instructions for surrendering certificates for Company Common Stock ("Old Certificates") in exchange for a certificate for the number of whole shares of CVAL Common Stock to which such Person is entitled under Section 1.02.

               (b) No certificates for fractional shares of CVAL Common Stock shall be issued in connection with the Merger. In lieu thereof, CVAL shall issue to any holder of Company Common Stock certificates otherwise entitled to a fractional share, upon surrender of such certificates in accordance with the instructions furnished by CVAL, a check for an amount of cash equal to the fraction of a share of CVAL Common Stock represented by the certificates so surrendered multiplied by the Average Price Per Share of CVAL Common Stock as determined in conformity with this Section 1.03(b), provided, however, that if such Average Price Per Share is more than $27.50 the amount of the check to be issued for fractional shares shall be the same as though the Average Price Per Share had been $27.50, and if the Average Price Per Share is less than $24.50 the amount of the check to be issued for fractional shares shall be the same as though the Average Price Per Share had been $24.50. The "Average Price Per Share" of CVAL Common Stock shall be determined by adding the last asked price of a share of CVAL Common Stock, as reported on the principal securities exchange on which shares of CVAL Common Stock are then listed or admitted to trading or as reported on the National Association of Securities Dealers Automated Quotation System, on each business day over the period of ten business days ending on the second business day preceding the date set for the Closing and dividing such total by ten (or, if such asked prices were not available for all business days during such ten-day period, then the number of business days in such ten-day period for which such asked prices were available).

               (c) If the record date of any dividend on CVAL Common Stock occurs after the Effective Time, the declaration shall include dividends on all whole shares of CVAL Common Stock into which shares of Company Common Stock have been converted under this Agreement, but no former holder of Company Common Stock shall be entitled to receive payment of any such dividend until surrender of the shareholder's Old Certificates shall have been effected in accordance with the instructions furnished by CVAL. Upon surrender for exchange of a shareholder's Old Certificates, such shareholder shall be entitled to receive from CVAL an amount equal to all such dividends (without interest thereon and less the amount of any taxes, if any, which may have been imposed or paid thereon) declared, and for which the payment date has occurred, on the whole shares of CVAL Common Stock into which the shares represented by such Old Certificates have been converted.

               (d) After the Effective Time, there shall be no transfer on the stock transfer books of the Company of shares of Company Common Stock. If Old Certificates are presented for transfer after the Effective Time, they shall be canceled and certificates representing whole shares of CVAL Common Stock (and a check in lieu of any fractional share) shall be issued in exchange therefor as provided herein.

               (e) In the event that any Old Certificates have not been surrendered for exchange in accordance with this Section on or before the second anniversary of the Effective Date, CVAL may at any time thereafter, with or without notice to the holders of record of such Old Certificates, sell for the accounts of any or all of such holders any or all of the shares of CVAL Common Stock which such holders are entitled to receive under Section 1.02 hereof (the "Unclaimed Shares"). Any such sale may be made by public or private sale in such manner and at such times as CVAL shall determine. If, in the opinion of counsel for CVAL, it is necessary or desirable, any Unclaimed Shares may be registered for sale under the Securities Act of 1933, as amended (the "Securities Act") and applicable state laws. CVAL shall not be obligated to make any sale of Unclaimed Shares if it shall determine not to do so, even if notice of sale of the Unclaimed Shares has been given. The net proceeds of any such sale of Unclaimed Shares shall be held for holders of the unsurrendered Old Certificates whose Unclaimed Shares have been sold, to be paid to them upon surrender of the Old Certificates. From and after any such sale, the sole right of the holders of the unsurrendered Old Certificates whose unclaimed Shares have been sold shall be the right to collect the net sale proceeds held by CVAL for their respective accounts, and such holders shall not be entitled to receive any interest on such net sale proceeds held by CVAL.

               (f) If outstanding certificates for shares of Company Common Stock are not surrendered prior to the date on which such certificates would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of CVAL (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any Person previously entitled to such claims. Notwithstanding the foregoing, neither CVAL nor its agents or any other Person shall be liable to any former holder of Company Common Stock for any property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

               (g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by CVAL, the posting by such Person of a bond in such amount as CVAL may direct as indemnity against any claim that may be made against it with respect to such Certificate, CVAL will issue in exchange for such lost, stolen or destroyed Old Certificate, the shares of CVAL Common Stock into which such Old Certificates have been converted pursuant to this Agreement.

          Section 1.04 Dissenters  Rights.  In accordance with the provisions of
Section 1571 of the BCL, the Company's shareholders are entitled to exercise dissenters rights.

                                   ARTICLE II

                         Representations and Warranties

          Section 2.01 Representations and Warranties of the Company. The Company represents and warrants to CVAL that, except as set forth in a letter from the Company to CVAL delivered concurrently with this Agreement (the "Company Disclosure Letter"):

               (a) Organization and Good Standing; Business. The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania, with all requisite corporate power and authority to own its properties and conduct its business as now being conducted, and is duly qualified to do business as a foreign corporation in each jurisdiction where the ownership of its properties or the conduct of its business makes such qualification necessary and where failure to qualify would have a material adverse effect on the assets, business or financial condition of the Company. Except as set forth in the Company Disclosure Letter by reference to this subsection, the Company does not have any subsidiaries and does not own or control (as "control" is defined in Section 2.01(c) below), directly or indirectly, any shares of capital stock of or other equity interest in any corporation, limited liability company, business trust, partnership or other entity or Person. In this Agreement, a "Person" means an individual, a sole proprietorship, a corporation, a partnership, a joint venture, an association, a trust, or any other entity or organization, including a government or political subdivision, agency or instrumentality thereof.

               (b) Capitalization. The authorized capital stock of the Company consists solely of (i) 50,000 shares of Company Common Stock, of which 5,725 shares are issued and outstanding and no shares are held in treasury. Each issued and outstanding share of Company Common Stock is duly and validly authorized and issued and is fully paid and nonassessable. The Company does not have any shares of capital stock reserved for issuance and does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with shareholders on any matter. The outstanding shares of capital stock of the Company have not been issued in violation of any preemptive rights. There are no outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company. The Company is not a party to and does not know of the existence of any agreement, understanding or arrangement among any Persons relating to the voting of any shares of capital stock of the Company other than as described in the Company Disclosure Letter by reference to this subsection.

               (c) Loans to Employees, Shareholders, Etc. Except as set forth in the Company Disclosure Letter by reference to this subsection, the Company has not made any loans or extended credit to any Company employees, officers, directors, shareholders or any Affiliates thereof within the past three (3) years. None of the Company's employees, officers, directors, shareholders or any Affiliates thereof are indebted to the Company as of the date of this Agreement, except as set forth in the Company Disclosure Letter with reference to this subsection. For purposes of this Agreement, an "Affiliate" of a Person shall mean any other Person who or which directly or indirectly controls, is controlled by, or is under common control with such Person. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and, in any event and without limiting the generality of the foregoing, any Person owning 10% or more of the voting securities of another entity shall be deemed to control that Person.

               (d) Transactions with Employees, Shareholders, Etc. Except as described in the Company Disclosure Letter by reference to this subsection, neither any director, officer, shareholder or employee of the Company, nor any Affiliate of any such Person has, during the past three years: (i) received or earned, or (ii) had an ownership interest (whether direct or indirect) in any business, corporate or otherwise (except ownership of one percent or less of publicly owned companies), which has or had any business arrangement or relationship of any kind under which he, she or it has received or earned, payments from or to the Company in excess of $20,000.00 in any year (other than salaries, wages, commissions or bonuses as employees of the Company). There are no contracts or arrangements, whether written or oral, between the Company and any director, officer, shareholder or employee, or any Affiliate of any such Person, except for those described in the Company Disclosure Letter by reference to this subsection, a true and complete copy of each of which (including, without limitation, all amendments or modifications thereto) has been delivered to CVAL. All transactions required to be described in said portions of the Company Disclosure Letter have been recorded in the books and records of the Company at their full value, the same as if they were rendered in arms length transactions.

               (e)  Disciplinary  Actions.  Except as set  forth in the  Company
Disclosure Letter by reference to this subsection, no governmental agency, self-regulatory body or other securities regulator has initiated any disciplinary proceeding, or enforcement action, imposed any fine or sanction or taken other disciplinary action against the Company or any officer, director or employee of the Company since January 1, 1992, and, to the best of the Company's knowledge, no investigation by any such agency, body or regulator has been initiated with respect to the Company or any officer, director or employee of the Company since January 1, 1992.

               (f) Corporate Documents. The Company has previously delivered to CVAL true and complete copies of (i) the articles of incorporation and by-laws of the Company, and neither the Board of Directors nor the stockholders of the Company have taken any action for the purpose of effecting the amendment or modification of any of such documents, and (ii) all of the documents disclosed in the Company Disclosure Letter and the Schedules thereto.

               (g) Corporate Authority. The Company has all necessary corporate power and authority to enter into and perform this Agreement in accordance with its terms. This Agreement has been duly authorized, executed and delivered by the Company and represents a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement of remedies may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and by principles of equity.

               (h) No Violation. The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any provision of the articles of incorporation or by-laws of the Company or any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, loan agreement or other agreement, instrument or obligation to which the Company is a party, or by which it or any of its properties may be bound, except as set forth in the Company Disclosure Letter by reference to this subsection.

               (i) Consents. Except as expressly set forth in the Company Disclosure Letter by reference to this subsection, no consent, approval, permit or license from or filing with any governmental authority, self-regulatory body, creditor, landlord or other Person is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement other than (i) the approval of this Agreement by the Board of Directors of the Company, which approval has already been obtained,
(ii) the approval of the Merger by holders of a majority of the issued and outstanding shares of Company Common Stock and (iii) the filing of the Articles of Merger with the Pennsylvania Department of State.

               (j) Financial Statements. The Company has furnished to CVAL true and complete copies of the audited balance sheets of the Company as of December 31, 1995, 1996 and 1997, and the related statements of income and stockholders' equity and cash flows for each of the years ended December 31, 1995, 1996, and 1997, all such financial statements having been certified by Sanville & Company, certified public accountants. The financial statements referred to above fairly present the financial position of the Company and the results of its operations and changes in its financial position at the dates thereof and for the periods covered thereby in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved. Except as expressly set forth in the Company Disclosure Letter by reference to this subsection, the Company did not have, as of December 31, 1997 any material liabilities or obligations (contingent or otherwise) not fully reflected or reserved against in such December 31, 1997 balance sheet.

               (k)  Absence of Certain Changes or Events.

                    (i) Except as specifically disclosed to CVAL in the Company Disclosure Letter by reference to this subsection, since December 31, 1997, the Company has conducted its business in the ordinary course and in the manner consistent with its past practices, and there has not been:

                         (A)  any  material  adverse  change  in the  prospects,
business, operations, properties, assets or financial condition of the Company, or any event which has had or reasonably could have a material adverse effect on the foregoing;

                         (B) any loss,  damage,  destruction  or other  casualty
materially and adversely affecting the properties, assets or business of the Company (whether or not covered by insurance);

                         (C)  any  change  in  any  method  of   accounting   or
accounting practice of the Company; or

                         (D)  any  claim,  demand,   complaint,   suit,  action,
proceeding or notice by any Person alleging actual or potential liability on the part of the Company, or on the part of any director, officer or employee of the Company, relating to the Company or its business (a "Claim"), or alleging any default, breach or violation by the Company, or by any director, officer, or employee of the Company relating to the Company or its business, of any statute, code, ordinance, rule, regulation, order, decree, writ, license, permit, instrument, agreement or other obligation (a "Default").

                    (ii) Except as specifically disclosed to CVAL in the Company Disclosure Letter by reference to this subsection or as contemplated or permitted by this Agreement, since December 31, 1997 the Company has not:

                         (A)  conducted  its  business in any  material  respect
other than in its usual manner or incurred any material liabilities or obligations other than in the ordinary course of business;

                         (B) issued or sold any shares of the  capital  stock of
the Company or any options, warrants or other rights to purchase or otherwise acquire any shares of capital stock, or obligations or securities convertible into shares of capital stock of the Company;

                         (C)  discharged or satisfied any lien or encumbrance or
paid or satisfied any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) in an amount greater than $10,000 as to each such lien, encumbrance, obligation or liability other than liabilities shown on the latest balance sheet referred to in Section 2.01(j) and other than liabilities incurred since December 31, 1997 in the ordinary course of business and consistent with past practice;

                         (D)  declared,  paid  or  set  aside  for  payment  any
dividend or other distribution (whether in cash, stock or property) in respect of its capital stock;

                         (E) split,  combined or reclassified  any shares of its
capital stock, or redeemed, repurchased or otherwise acquired any shares of capital stock or other securities of the Company;

                         (F) sold,  assigned or transferred a material amount of
its assets (real, personal or mixed, tangible or intangible), canceled any material amount of debts or claims or waived any rights of substantial value, except, in each case, in the ordinary course of business and consistent with past practice;

                         (G) entered into any other material transaction other than in the ordinary course of business and consistent with past practice; or


                         (H)  entered  into  any  agreement  to do  any  of  the
foregoing.

               (l) Taxes. The Company has duly and properly filed all tax returns (including franchise tax returns) which were required to be filed by it and all such returns were true, correct and complete in all material respects when filed. Except as set forth in the Company Disclosure Letter by reference to this subsection, the Company has paid, or has set up reserves on its financial statements which are adequate for the payment of all federal, state, local, foreign and other income, franchise and other taxes (together with applicable interest, penalties and other additions to tax, if any) whether or not disputed, payable by it in respect of all periods covered by such returns, and will pay, reflect or set up on its books for all relevant subsequent periods reserves which are adequate for the payment of all such taxes (together with applicable interest, penalties and other additions to tax, if any). Except as specifically set forth in the Company Disclosure Letter by reference to this subsection or reflected or reserved against in the financial statements referred to in Section 2.01(j) or in the notes thereto, to the best of the Company's knowledge there are no deficiencies, assessments, charges or other claims for any federal, state, local, foreign or other income, franchise or other taxes which have been proposed, asserted or assessed against the Company in respect of any period covered by any returns for fiscal years commencing after 1991 or any period since the periods covered by such returns, and no waivers or requests for waivers of the time to assert a deficiency, assessment, charge or other claim with respect to any such taxes are outstanding or pending.

               (m) No  Defaults.  The  Company  is not in  default  under  or in violation of any provision of its articles of incorporation or bylaws or any note, bond, mortgage, indenture, deed of trust, license agreement, loan agreement or any other agreement, instrument or obligation to which it is a party or by which it is bound or to which any of its properties is subject which could reasonably be expected to have a material adverse effect on the business or financial condition of the Company, and the Company is not in violation of any statute, code, ordinance, rule, regulation, order, writ, decree or injunction of any court or federal, state or other governmental agency or authority or self-regulatory body having jurisdiction over it or any of its properties which if enforced could reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

               (n) Litigation. Except as set forth in the Company Disclosure Letter by reference to this subsection, there are no actions, suits, proceedings or claims (governmental or other) pending, or to the best knowledge of the Company, threatened against the Company or the business, properties, assets or good will of the Company, which individually or in the aggregate would, if decided adversely to the interests of the Company, have a material adverse effect on the prospects, business, condition (financial or other) or results of operations, present or prospective, of the Company or on the transactions contemplated by this Agreement.

               (o) Contracts and Commitments. Except as set forth in the Company Disclosure Letter with specific reference to this Section and except as contemplated by this Agreement, the Company is not a party to or bound by any written or oral, express or implied:

                    (i) employment, bonus, profit-sharing, percentage compensation, deferred compensation, pension, welfare, retirement, stock purchase or stock option plan, contract, agreement, commitment, arrangement, practice, or understanding with any directors, officers or employees, or consulting agreement, excluding (A) agreements, commitments, arrangements, practices, or understandings terminable by the Company on not more than 30 days notice without liability or penalty and (B) commitments, arrangements, practices, and understandings (1) with employees who are not officers or directors of the Company which are, in the aggregate, not material to the Company and (2) as to officers and directors which are routine business practices (in both scope and amount) in the financial services industry;

                    (ii) note, mortgage, contract, agreement, commitment, arrangement or understanding for the repayment or borrowing of money by the Company, or for any guarantee by the Company of any obligation of any other Person;

                    (iii) contract, agreement, commitment, arrangement or understanding relating to any joint venture, partnership or sharing of profits or losses with any Person or permitting any Person to utilize any technology, know-how or proprietary information of the Company;

                    (iv)  contract,   agreement,   commitment,   arrangement  or
understanding which would require the consent of any party thereto to the consummation of the transactions contemplated hereby;

                    (v)  contract,   agreement,   commitment,   arrangement   or
understanding containing covenants purporting to limit the freedom of the Company to compete in any line of business or in any geographic area;

                    (vi) contract, agreement, commitment, arrangement or understanding to which any present or former directors, officers, Affiliates or "associates" (as such term is defined in the rules and regulations promulgated under the Securities Act) of the Company are parties in excess of $5,000 in the aggregate as to any one Person, each of which contracts or agreements is valid and binding in accordance with its terms;

                    (vii) contract, agreement, commitment, arrangement or understanding, not elsewhere specifically disclosed pursuant to this Agreement, involving the payment or receipt by the Company of more than $5,000 per year or $10,000 over the term thereof other than for transactions in the ordinary course of the Company's business; or

                    (viii) any other material contract or agreement not made in the ordinary course of business.

               (p) Operations. Except as set forth in the Company Disclosure Letter by reference to this subsection, the present operational systems, procedures and capacity are sufficient to support current and reasonably anticipated volume of trading and other activity of the Company.

               (q) Disclosure. To the best of the Company's knowledge no representation or warranty made by the Company contained in this Agreement and no statement contained in any schedule or certificate delivered or to be delivered by the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading in the light of the circumstances under which they were made.

               (r) Compliance with Laws. The Company (i) is in compliance, in all material respects, with all laws, regulations, reporting and licensing requirements, and orders applicable to its business or to employees conducting its business the breach or violation of which could, either individually or in the aggregate, reasonably be expected to have a materially adverse effect on the Company; and (ii) has received no notification or communication from any agency or department of federal, state, or local government or the staff thereof or from any self-regulatory body (A) asserting that, or commencing an investigation as to whether, the Company is not in compliance with any of the statutes, regulations, or ordinances which such governmental authority or self-regulatory body enforces, or (B) threatening to revoke any license, franchise, permit, or governmental authorization. The Company has and its employees and officers have all permits, licenses and registrations required for the conduct of the Company's businesses as now conducted, whether issued or issuable by, or filed or to be filed with, any governmental authority or self-regulatory body, all of which are specified in the Company Disclosure Letter with specific reference to this subsection.

               (s)  Employee Benefit Plans.

                    (i) The Company has delivered or made available to CVAL, prior to the execution of this Agreement, copies (or with respect to unwritten plans, written descriptions) of (A) each pension, retirement, deferred compensation, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership or other similar plan as in effect on the date of this Agreement, including, without limitation, any "employee pension benefit plan", as that term is defined in Section 3(2) of the Employment Retirement Income Security Act of 1974, as amended, ("ERISA"), in respect of any of the present or former employees of, or dependents, spouses, or other beneficiaries of any of such employees of the Company, (B) each employment or consulting agreement, severance, bonus, profit-sharing, incentive, deferred compensation, supplemental or excess retirement, life insurance, health, or other plan, policy, contract, or arrangement as in effect on the date of this Agreement which provides benefits or perquisites to or in respect of any of the present or former directors or officers, or dependents, spouses or other beneficiaries of any such directors or officers of the Company and (C) each severance, bonus, profit-sharing, incentive, deferred compensation, supplemental or excess retirement, life insurance, health, vacation, tuition assistance or reimbursement, legal services, salary continuation, travel or accident insurance or benefits, disability insurance or benefits or unemployment benefits, plans, policies, contracts or arrangements, including, without limitation, each "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA as in effect on the date of this Agreement which provides benefits or perquisites to or in respect of present or former employees, or dependents, spouses, or other beneficiaries of, any of such employees of the Company (the "Company Welfare Plans") (all of the foregoing being collectively, the "Company Benefit Plans"). All such Company Benefit Plans are listed on the Company Disclosure Letter. The Company has not participated in or been a member of, and no Company Benefit Plan is or has been, a "multiemployer plan" within the meaning of
Section 3(37) of ERISA.

                    (ii) Except as disclosed in the Company Disclosure Letter, all Company Benefit Plans conform to, and their administration is in compliance in all material respects with, the applicable provisions of ERISA and the Internal Revenue Code, and any other applicable laws, rules, and regulations the breach or violation of which would have a material adverse effect on the Company. With respect to the Company Benefit Plans, no event has occurred and, to the best knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company would be subject to any liability, lien or encumbrance or loss of tax deduction under ERISA or the Internal Revenue Code.

                    (iii) Except as disclosed in the Company's Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not obligate the Company to provide any current or former officer, director or employee of the Company with severance pay, unemployment compensation or any other payment.

               (t) Reports. Since January 1, 1992, the Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it has been required to file (i) with the Securities and Exchange Commission ("SEC"), (ii) any other applicable federal or state securities, insurance or other regulatory authorities and (iii) any self-regulatory body. To the best of the Company's knowledge, as of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all materials respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were not misleading.

               (u)  Broker-Dealer and Investment Advisory Businesses.

                    (i) The Company, as a registered investment adviser, has $64 million in assets under management, as of December 31, 1997.

                    (ii) The Company is registered and in good standing as a broker/dealer with the SEC and in each state of the United States and the District of Columbia, and is a member in good standing of the NASD. The Company is an SEC-registered investment adviser.

                    (iii) Each individual acting under authorization from the Company or with its consent in effecting or attempting to effect sales of securities is duly licensed as an agent or salesman under the securities laws of each jurisdiction in which such licensing is so required. The Company has no knowledge that any Person has effected or attempted to effect sales of securities on behalf of the Company without the Company's authorization or consent.

                    (iv) The Company is not a party to any contract with any third-party provider in relation to its broker-dealer or investment advisory business, except as set forth in the Company Disclosure Letter with reference to this subsection.

               (v)  Certain   Actions.   Except  as  disclosed  in  the  Company
Disclosure Letter with reference to this subsection, to the best of the Company's knowledge, neither the Company, any director, officer or employee of the Company nor any Affiliate of any such Person:

                    (i) has ever been convicted of a felony or a misdemeanor or been held liable in a civil action by final judgment of a court, wherein such felony, misdemeanor or civil action (A) involved the purchase or sale of any security, or any other aspect of the securities business, (B) arose out of conduct with respect to a security or transaction in violation of any securities registration requirement under any federal or state securities law, or (C) involved any embezzlement, fraudulent conversion or misappropriation of property, funds or securities;

                    (ii) is permanently or temporarily enjoined, or has ever been permanently or temporarily enjoined, by any court of competent jurisdiction from engaging in or continuing any conduct or practice involving any aspect of the securities business or involving fraudulent conduct in the banking or insurance business;


                    (iii) is or has ever been subject to any order of the SEC or the securities administrator of any state denying registration to or revoking or suspending the registration of any securities issued by such Person or the registration of such Person as a broker or dealer in securities, an agent or salesman in securities or investment advisor, or is or has ever been subject to any order of any national securities association or national securities exchange suspending or expelling such Person from membership in such association or exchange, or is or has ever been the subject of a United States Postal Service fraud order; or

                    (iv) has been found, by any administrative agency or any court in a civil or criminal proceeding, to have violated any provision of the Securities Act, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Advisers Act of 1940, the Investment Company Act of 1940, or the securities or blue sky laws of any state or the District of Columbia, or any rule or regulation under any such laws, or has been found, in any proceeding before or by any court or administrative agency, to have willfully aided, abetted, counseled, induced or procured the violation by any other Person of any such laws, rules or regulations.

               (w) There is no pending order, notice, claim, litigation, proceeding or, to the best of the Company's knowledge, investigation against or affecting the Company, any director, officer, or employee of the Company or, to the best of the Company's knowledge, any Affiliate of any such Person, with respect to any matter described in Section 2.01(v).

               (x) Proxy Statement/Prospectus, Etc. Except for information relating to CVAL and its subsidiaries and pro forma financial information reflecting the combined operations of CVAL and the Company, neither (i) the Proxy Statement/Prospectus referred to in Section 3.05 or any amendment or supplement thereto, at the time it is filed with the SEC, at the time the Registration Statement (as defined hereinafter at Section 3.05) is declared effective, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the date of the Company's shareholders' meeting to consider this Agreement nor (ii) any other documents to be filed by the Company with any regulatory agency in connection with this Agreement or the transactions contemplated hereby will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

               (y) Fees. Neither the Company nor any of its respective Affiliates, officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for it in connection with this Agreement or the transactions contemplated hereby.

          Section 2.02 Representations and Warranties of CVAL. CVAL represents and warrants to the Company as follows:

               (a) Organization. Each of CVAL and CVAC is a corporation duly organized and validly existing under the laws of the Commonwealth of
Pennsylvania, with all requisite corporate power and authority to own its properties and conduct its business as now being conducted, and is duly qualified to do business as a foreign corporation in each jurisdiction where the ownership of its properties or the conduct of its business makes such qualification necessary and where failure to qualify would have a material adverse effect on its assets, business or financial condition. CVAL is a unitary thrift holding company registered with the Office of Thrift Supervision ("OTS").

               (b) Consents. No consent, approval, permit or license from or filing with any governmental authority or other Person is required to be obtained or made by CVAL or CVAC in connection with the execution, delivery and performance by them of this Agreement, except (i) the filing of the Articles of Merger with the Pennsylvania Department of State and (ii) filings with the SEC and OTS in connection with the Registration Statement.

               (c) Corporate Authority. Each of CVAL and CVAC has all necessary corporate power and authority to execute, deliver and perform this Agreement in accordance with its terms. This Agreement has been duly authorized, executed and delivered by CVAL and CVAC and represents the valid and binding obligation of CVAL and CVAC, enforceable against them in accordance with its terms, except as enforcement of remedies may be limited by bankruptcy, insolvency, and other similar laws affecting creditors' rights generally and by principles of equity.

               (d) No Violation. The execution, delivery and performance of this Agreement by CVAL and CVAL does not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws of CVAL or CVAC or any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CVAL or CVAC or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event, which, with or without due notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CVAL or CVAC under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement or loan agreement or other agreement, instrument or obligation to which CVAL or CVAC is a party, or by which CVAL or CVAC or any of their respective properties may be bound.

               (e) Financial Statements. CVAL has furnished to the Company true and complete copies of the audited consolidated balance sheets of CVAL and its subsidiaries as of June 30, 1995, 1996 and 1997, and the related statements of income and retained earnings and changes in financial position for each of the years ended June 30, 1995, 1996, and 1997, all such financial statements having been certified by KPMG Peat Marwick LLP, certified public accountants, and its unaudited financial statements for the quarter ended September 30, 1997. The financial statements referred to above fairly present the consolidated financial position of CVAL and its subsidiaries and the results of their operations and changes in their financial position at the dates thereof and for the periods covered thereby in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved.

               (f) Absence of Certain Changes or Events. Since December 31, 1997, there has not been any material adverse change in the prospects, business, operations, properties, assets or financial condition of CVAL and its subsidiaries taken as a whole, or any event which has had or reasonably may be expected to have a material adverse effect on any of the foregoing.

               (g) Litigation. There are no actions, suits, proceedings or claims (governmental or other) pending, or to the best knowledge of CVAL, threatened against CVAL or any of its subsidiaries or the business, properties, assets or goodwill of any of them which individually or in the aggregate would, if decided adversely to the interest of CVAL or its subsidiaries, have a material adverse effect on the prospects, business, condition (financial or other), or results of operations, present or prospective, of CVAL and its subsidiaries, taken as a whole or on the transactions contemplated by this Agreement.

               (h)   Disclosure.   To  the   best  of   CVAL's   knowledge,  no
representation or warranty made by CVAL in this Agreement and no statement contained in any schedule or certificate delivered or to be delivered by CVAL or any of its subsidiaries pursuant to this Agreement, contains or will contain any untrue statement of a material fact and omits or will omit to state any material fact necessary to make the statements contained therein not misleading in the light of the circumstances under which they were made.

               (i) Capitalization of CVAC. The authorized capital stock of CVAC consists of 1,000 shares of common stock, all of which are or, at the Closing will be, issued and outstanding and owned of record and beneficially by CVAL. CVAL, as the sole shareholder of CVAC, will vote to approve this Agreement and the Merger. CVAC will not engage in any activities other than in connection with the consummation of the Merger.

               (j) Capitalization. The authorized capital stock of CVAL consists as of the date of this Agreement of 10,000,000 shares of CVAL Common Stock, of which 2,168,542 shares were issued and outstanding as of December 31, 1997 (and no shares are held as treasury stock) and 5,000,000 shares of Preferred Stock of which none are outstanding. Since December 31, 1997, CVAL has not issued any shares of CVAL Common Stock except pursuant to exercise of employee stock options and/or pursuant to CVAL's Dividend Reinvestment and Stock Purchase Plan. Sufficient shares of authorized, but unissued, shares of CVAL Common Stock to effect the transactions herein contemplated will be reserved by CVAL. Except as disclosed in CVAL's Proxy Statement for its 1997 Annual Meeting, and except for stock options for not more than 5,644 shares of CVAL Common Stock granted after August 1, 1997 to employees of the Bank (as defined in Section 2.02(k) below), there are no outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character (excluding CVAL's Dividend Reinvestment and Stock Purchase Plan) relating to the issued or unissued capital stock or other securities of CVAL.

               (k) Bank Subsidiary. CVAL owns, directly, all of the issued and outstanding shares of capital stock of First Financial Bank (the "Bank"), a savings and loan association organized under the laws of the Commonwealth of Pennsylvania. The Bank is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly authorized to engage in the savings and loan business under the Pennsylvania Savings Association Code of 1967, as amended. The Bank has the corporate power and legal authority and governmental authorizations which are material to its operations and to transact the businesses in which it is presently engaged.

               (l) CVAL Reports. CVAL has furnished to the Company true and complete copies of (i) all of its annual reports on Form 10-KSB filed with the SEC since June 30, 1994 and its annual reports to shareholders for each of the three years ended June 30, 1997, 1996 and 1995, respectively; (ii) all of its quarterly reports on Form 10-QSB and current reports, if any, on Form 8-K filed with the SEC since June 30, 1997; and (iii) each definitive proxy statement distributed by CVAL to it shareholders since June 30, 1995. All such reports comply in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC thereunder, do not contain any untrue statement of a material fact, and do not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (m) Financial Reports. Each of CVAL and the Bank has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since June 30, 1995 with the SEC, the OTS, the Federal Deposit Insurance Corporation ("FDIC") or the Pennsylvania Department of Banking (collectively, the "CVAL Regulatory Agencies") and all other material reports and statements required to be filed by it since June 30, 1995, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States or any regulatory agency and has paid all fees and assessments due and payable in connection therewith, and no such report, registration or statement contains any material misstatement or omission or is otherwise in material noncompliance with any law, regulation or requirement.

               (n) Fees. Neither CVAL nor any of its Affiliates, officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for it in connection with the Agreement or the transactions contemplated hereby.

               (o) Registration Statement, Etc. Except for information relating to the Company, neither (i) the Registration Statement, the Proxy
Statement/Prospectus or any amendment or supplement thereto, or any other registration statement filed with the SEC during the term of this Agreement, at the time it is filed with the SEC, at the time it is declared effective, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the date of the Company's Shareholders' Meeting to consider the approval of this Agreement nor (ii) any other documents to be filed by CVAL with the SEC or any regulatory agency in connection with this Agreement or the transactions contemplated thereby will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents which CVAL is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the requirements of applicable law.

               (p) Compliance with Laws. Each of CVAL, CVAC and the Bank has the permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental authorities, including regulatory agencies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would, individually or in the aggregate, have a material adverse effect on CVAL, on a consolidated basis; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened.

               (q) Absence of Regulatory Actions. Neither CVAL, CVAC nor the Bank is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities, including, without limitation, any of the CVAL Regulatory Agencies, charged with the supervision or regulation of savings and loan holding companies or engaged in the insurance of savings and loan deposits, nor has it been advised by any CVAL Regulatory Agency that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

               (r) No Defaults. Neither CVAL, CVAC nor the Bank is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject, other than such defaults or violations as could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on CVAL and its subsidiaries, taken as a whole.

               (s) Regulatory Compliance. CVAL and the Bank are in compliance in all material respects with the applicable rules and regulations of the CVAL Regulatory Agencies, except where the failure to comply would not have a material adverse effect on CVAL and its subsidiaries, taken as a whole.

               (t) Capital Compliance. As of December 31, 1997, CVAL and the Bank were in compliance with the minimum capital requirements applicable to them under state and federal laws, including as to leverage ratio requirements, tangible capital requirements and risk-based capital requirements. The Bank continues to satisfy applicable requirements as a Qualified Thrift Lender.

               (u) Assessments Fully Paid. All payments, fees and charges assessed by appropriate state and federal agencies against CVAL and the Bank, and due on or prior to the date of this Agreement, have been paid in full.

                           ARTICLE  III

                      Additional Agreements

          Section 3.01 Conduct of Business. During the period commencing on the date hereof and continuing until the Effective Time, the Company agrees (except as expressly contemplated by this Agreement or to the extent that CVAL shall otherwise consent in writing) that:

               (a) The Company will carry on its business in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and on-going business shall be unimpaired at the Effective Time.

               (b) The Company will not declare any dividends on or make other distributions in respect of its capital stock or amend or permit the amendment of the articles or certificate of incorporation or bylaws of the Company; provided, however, that the Company may pay a cash dividend to its shareholders in an amount up to 35% of its earnings for the year ended December 31, 1997 (unless it has already done so) and for the subsequent periods up to the Closing Date, if, both after giving effect to such dividend and as determined as of the Closing Date, the Company's total assets shall exceed $1.5 million, its cash and marketable securities shall exceed $913,000 and its shareholders' equity shall exceed the greater of $1.2 million or the amount of its shareholders' equity as at January 30, 1998.

               (c) The Company will not issue, authorize or agree to the issuance of, or purchase or agree to the purchase of, any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, except that the Company may purchase and agree to purchase Company Common Stock if (i) both after giving effect to such purchase and as determined as of the Closing Date, the Company's total assets shall exceed $1.5 million, its cash and marketable securities shall exceed $913,000, and its shareholders' equity shall exceed $1.2 million, and (ii) the Company shall have received written advice from CVAL that such purchase will not adversely affect the applicability of pooling-of-interests accounting treatment for the Merger.

               (d) The Company will use its best efforts to comply with all requirements and conditions which federal, state or foreign law may impose on the Company with respect to the Merger and will promptly cooperate with and, upon receipt of the request of CVAL given to the Company in writing reasonably in advance and requesting specific information, will use its best efforts to furnish information to CVAL in connection with any such requirements or conditions imposed upon CVAL or on any of its subsidiaries or affiliates in connection with the Merger. To the extent permitted by law, CVAL will request confidential treatment of any or all confidential information supplied by the Company and used by CVAL in any filing with any governmental body.

               (e) The Company will use its best efforts to obtain (and to cooperate with CVAL and its subsidiaries and Affiliates in obtaining) any consent, authorization or approval of, or any exemption by, any governmental authority or agency, or other third party, required to be obtained or made by the Company or any of its Affiliates (or by CVAL or its subsidiaries or Affiliates) in connection with the Merger.

               (f) The Company  agrees that it and its  officers  and  directors shall not, and that it shall direct and use its best efforts to cause its shareholders, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, consolidation or similar transaction involving, or any purchase, sale or other disposition of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by its board of directors of its fiduciary duties as determined upon consultation with counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussion with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with, any parties conducted heretofore with respect to any of the foregoing. The Company agrees that it will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken by each of them in this Section. The Company agrees that it will notify CVAL immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations, or discussions are sought to be initiated or continued with it. The Company will not, and will not authorize or permit any of its directors, officers or employees, any investment banker, attorney, accountant or other representative of the Company to, solicit or encourage (including by way of furnishing information) any inquiries or the making of any proposal which may reasonably be expected to lead to any proposal for a merger or other business combination involving the Company and not involving CVAL or any of CVAL's subsidiaries or for the acquisition of a substantial equity interest in the Company or a substantial portion of the assets of the Company by any Person other than CVAL or any of CVAL's subsidiaries. The Company will promptly advise CVAL orally and in writing of any such inquiries or proposals.

               (g) The Company will not (i) acquire or agree to acquire, by merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof or (ii) commence any new business activity without the prior approval of CVAL.

               (h) The Company will not sell, lease or otherwise dispose of any assets which are material, individually or in the aggregate, to the business or financial condition of the Company, except in each case in the ordinary course of business.

               (i) The Company will not incur any indebtedness for money borrowed or issue or sell any debt securities issued by it, other than borrowings in the ordinary course of business consistent with prior practice.

               (j) The Company will not grant or agree to any increase in compensation for any officer or employee, or any severance or termination pay, except as may be required under employment or termination agreements in effect on the date hereof and except for compensation increases in the ordinary course of business consistent with prior practice.

               (k) The Company will not adopt or amend in any  material  respect any employee pension, profit-sharing, retirement, insurance, incentive compensation, severance, vacation or other plan, agreement, trust, fund or arrangement for the benefit of any employees (whether or not legally binding).

               (l) The Company will promptly advise CVAL orally and in writing of any change in the condition (financial or otherwise), properties, assets, liabilities, operations, business or prospects of the Company which is, or in the judgment of the Company is likely to be, materially adverse to the Company.

               (m) The Company shall cooperate with CVAL in the preparation of all filings which are required to be made with the SEC and any state or other securities regulators to effect the Merger. The Company shall furnish CVAL with all information concerning the Company and its shareholders as CVAL may reasonably request.

               (n) The Company will use its best efforts to ensure application of pooling-of-interests accounting treatment to the Merger.

          Section 3.02 Actions by CVAL and CVAC. During the period commencing on the date hereof and continuing until the Effective Time, CVAL and CVAC agree (except as expressly contemplated by this Agreement or to the extent that the Company shall otherwise consent in writing) that:

               (a) CVAL and CVAC will use their respective best efforts to comply promptly with all requirements and conditions which federal or state law may impose on them or any of their subsidiaries or Affiliates with respect to the Merger and will promptly cooperate with and, upon receipt of the request of the Company given to CVAL in writing reasonably in advance, and requesting specific information, CVAL will use its best efforts to furnish information to the Company in connection with any such requirements or conditions imposed upon the Company or any of its affiliates in connection with the Merger. To the extent permitted by law, the Company will request confidential treatment of all confidential information supplied by CVAL and used by the Company in any filing with any governmental body.

               (b) CVAL will use its best efforts to obtain (and to cooperate with the Company and its Affiliates in obtaining) any consent, authorization or approval of, or exemption by, any governmental authority or agency, or other third party, required to be obtained or made by CVAL or any of its subsidiaries or Affiliates (or the Company or its Affiliates) in connection with the Merger.

               (c) CVAL will use its best efforts to ensure application of pooling-of-interests accounting treatment to the Merger.

          Section 3.03 Completion of Transactions. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy any conditions set forth in, and to consummate and make effective the transactions contemplated by, this Agreement and other agreement referred to herein.

          Section 3.04 Further Developments. At all times prior to the Effective Time, each party shall promptly notify the other in writing of the occurrence of any event which will or in the judgment of each party may result in the failure to satisfy the conditions specified in Section 4.01, 4.02 or 4.03.

          Section 3.05   Securities Registration and Disclosure.

               (a) The Company shall cooperate with CVAL in the preparation, in accordance with the requirements of the proxy rules under the Exchange Act, and the rules and regulations of the SEC, of the Proxy Statement/Prospectus and the filing thereof as part of the Registration Statement. Following the date hereof, CVAL will prepare and file with the SEC under the Securities Act a registration statement for the registration of the shares of CVAL Common Stock to be issued pursuant hereto (the "Registration Statement"), and each party shall be responsible for providing all information concerning itself and its subsidiaries required to be included therein. CVAL shall take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of shares of CVAL Common Stock pursuant to this Agreement and the Company shall furnish CVAL all information concerning the Company and its shareholders as CVAL may reasonably request in connection with any such action.

               (b) At least ten (10) days prior to its filing with the SEC, CVAL shall provide a copy of the Registration Statement to the Company and its counsel for review. Each party will promptly provide the other with copies of all correspondence, comment letters, notices or other communications to or from the SEC relating to the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto, and CVAL will advise the Company promptly after it receives notice thereof, of the effectiveness of the Registration Statement, of the issuance of any stop order with respect to the effectiveness thereof, of the suspension of the qualification of the CVAL Common Stock issuable in connection herewith for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose.

               (c) The Company will take appropriate action to call a meeting of its shareholders (the "Company Shareholders' Meeting") to be held not more than twenty-five (25) days following the effective date of the Registration Statement, to consider approval of this Agreement and, except to the extent legally required for the discharge by the Company's board of directors of its fiduciary duties, will use its best efforts to secure such approval. In connection with the Company Shareholders' Meeting, the Company will duly solicit the vote of its shareholders by mailing or delivering to each such shareholder, as soon as practicable after the effectiveness of the Registration Statement, the Proxy Statement/ Prospectus, and as soon as practicable thereafter, any amendments or supplements thereto as may be necessary to assure that at the date of the Company Shareholders' Meeting the Proxy Statement/Prospectus shall conform to the requirements of Sections 2.01(x) and 2.02(o) hereof.

               (d) The Company will furnish to CVAL a list of all persons known to the Company who at the date of Shareholders' Meeting may be deemed to be "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company will use its best efforts to cause each such person identified in its list to deliver at or prior to the Closing a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of the shares of CVAL Common Stock to be received by such person hereunder except (i) in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (ii) after such time as financial results covering at leastthirty (30) days of post-merger combined operations have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies.


                           ARTICLE  IV

                      Conditions to Closing

          Section 4.01 Conditions to Each Party's Obligations. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

               (a) The Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company in accordance with applicable law.

               (b) All required approvals, consents or waivers of governmental authorities with respect to this Agreement (including the Merger) and the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all applicable statutory waiting periods (including without limitation all applicable statutory waiting periods relating to the Merger) shall have expired; and the parties shall have procured all other regulatory approvals, consents or waivers of governmental authorities that are necessary or appropriate to the consummation of the transactions contemplated by this Agreement except those approvals, consents or waivers, if any, for which failure to obtain would not, individually or in the aggregate, have a material adverse effect on the Company or CVAL (after giving effect to the transaction contemplated hereby); provided, however, that no approval, consent or waiver referred to in this Section 4.01(b) shall be deemed to have been received if it shall include any condition or requirement that reasonably would result in a material adverse effect on CVAL or the Company.

               (c) All other requirements prescribed by law which are necessary to the consummation of the transaction contemplated by this Agreement shall have been satisfied.

               (d) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, or any other transaction contemplated by this Agreement, and no litigation or proceeding shall be pending against any of the parties herein or any of their subsidiaries brought by any governmental agency seeking to prevent consummation of the transactions contemplated hereby.

               (e) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger, or any other transaction contemplated by this Agreement.

               (f) The Merger shall as of the date of the Closing meet the requirements for pooling-of-interests accounting treatment under generally accepted accounted principles and under the accounting rules of the SEC.

               (g) The Registration Statement shall have been filed (the date of which is referred to herein as the "Filing Date") by CVAL with the SEC under the Securities Act, and shall have been declared effective prior to the time the Proxy Statement/Prospectus is first mailed to the shareholders of the Company, and no stop order with respect to the effectiveness of the Registration Statement shall have been issued; and the CVAL Common Stock to be issued pursuant to this Agreement shall be duly registered or qualified under the securities or "blue sky" laws of all states in which such action is required for purposes of the initial issuance of such shares and the distribution thereof to the shareholders of the Company entitled to receive such shares.

               (h) CVAL and the Company shall have received an opinion of Schnader Harrison Segal & Lewis LLP, counsel to CVAL and CVAC, to the effect that:

                    (i) The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and the Company and CVAL will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

                    (ii) No gain or loss will be recognized by the Company or CVAL by reason of the Merger;

                    (iii) Except for cash received in lieu of fractional shares, no gain or loss will be recognized by the shareholders of the Company who receive solely CVAL Common Stock upon the exchange of their shares of Company Common Stock for shares of CVAL Common Stock;

                    (iv) The basis of the CVAL Common Stock to be received by the Company's shareholders will be, in each instance, the same as the basis of the Company Common Stock surrendered in exchange therefor;

                    (v) The holding period of the CVAL Common Stock received by a Company shareholder receiving CVAL Common Stock will include the period during which the Company Common Stock surrendered in exchange therefore was held; and

                    (vi) Cash received by a Company shareholder in lieu of a fractional share interest of CVAL Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of CVAL Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss.

          Section 4.02 Conditions to Obligations of CVAL and CVAC. The obligations of CVAL and CVAC to complete the Merger shall be subject to satisfaction or waiver of each of the following conditions precedent:

               (a) Continuing Warranties; Performance; Certificate. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date; the Company shall have performed in all material respects all of its obligations and agreements hereunder to be performed by it at or before the Closing; and CVAL shall have received certificates to the foregoing effect dated the Closing Date and executed on behalf of the Company by its Chief Executive Officer.

               (b) Vote by the Company's Shareholders. This Agreement shall have been approved by the affirmative vote (in person or by proxy) or written consent of the holders of at least 90% of the outstanding shares of capital stock of the Company entitled to vote thereon.

               (c) Employment Agreements. The Company and each of the following employees of the Company shall have executed and delivered, simultaneously with the execution and delivery of this Agreement (but to be effective upon Closing), an Employment Agreement in the form attached as Exhibit A hereto (with such variations from such form as are specified as to each on Exhibit B hereto):
Messrs.  A.L. Denton,  S.D. Wright,  III, P.J.  Baldassari,  R.W. Raffety,  V.C.
Walker, J.R. Carr, W.Z. Suplee, III, R.S. Woodcock, E. Arnold, Jr., F.A. Bluefeld, C.F. Case, O. Bailey, V.C. Gorman, Jr., and E.T. Borer.

               (d) Certain Events. There shall not have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the National Association of Securities Dealers Automated Quotation System, (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or any general limitation by federal or state authorities on the extension of credit by lending institutions, or (iii) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof, and, in any such case, CVAL shall have determined that it is commercially inadvisable to proceed with the Merger.

               (e) Non-Compete  Agreement.  All of the individuals identified in
Section 4.02(c) above shall have executed and delivered, simultaneously with the execution and delivery of this Agreement (but to be effective upon the Closing), a Non-Compete Agreement in the form attached hereto as Exhibit C.

               (f) Litigation. All litigation pending against the Company which, individually or in the aggregate, would have a material adverse effect on the Company's consolidated operations, shall have been settled or otherwise resolved on terms satisfactory to CVAL and the Company.

               (g) Shareholder Indemnity. Each of the shareholders of the Company shall have executed and delivered to CVAL, concurrently with the execution and delivery of this Agreement, the Shareholder Indemnity in the form of Exhibit D.

               (h)  [Intentionally omitted.]

               (i) CVAL shall have received an opinion or opinions dated as of the Closing Date, from Reed Smith Shaw & McClay LLP, counsel to the Company, substantially in the form attached hereto as Exhibit E.

               (j) There shall not have occurred any change in the financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operation of the Company which, individually or in the aggregate, has had or might reasonably be expected to result in an material adverse effect on the Company other than such changes resulting from (i) changes in securities laws or regulations or (ii) changes in generally accepted accounting principles, or interpretations thereof, that affect the securities industry.

               (k) CVAL shall have received from each of the Persons identified by the Company pursuant to Section 3.05(d) hereof an executed counterpart of an affiliate's agreement as contemplated by such Section.

               (l) All issued and outstanding options, warrants or rights to acquire Company Common Stock or any capital stock of the Company shall have been canceled. No compensation or other rights will be payable or exchangeable in the Merger in respect of any such rights which remain unexercised at the Effective Time.

               (m) CVAL shall have received the audited financial statements of the Company for the fiscal year ended December 31, 1997, unaudited interim financial statements of the Company as of the close of the fiscal month ended most recently before the Closing and forthe fiscal year to date then ended, and unaudited financial statements of the Company for the 12-month period ended As of the close of the last full fiscal month immediately preceding the Closing, all prepared in accordance with generally accepted accounting principles consistently applied by the Company, which statements evidence that:

                    (i) the total assets of the Company at the dates thereof exceeded $1.5 million, and cash and marketable securities of the Company at the dates thereof exceeded $913,000;

                    (ii) the shareholders' equity of the Company at the dates thereof exceeded $1.2 million;

                    (iii) annual revenue for 1997, and for the 12 months ended as of the close of the last full fiscal month immediately preceding the Closing, exceeded $2.75 million; and

                    (iv) annual net income for 1997, and for the 12 months ended as of the close of the last full fiscal month immediately preceeding the Closing, exceeded $350,000, excluding the impact of any expenses incurred by reason of this Agreement.

          Section 4.03 Conditions to Obligations of the Company. The Company's obligations to complete the Merger are subject to satisfaction or waiver of each of the following conditions precedent:

               (a) Continuing Warranties; Performance; Certificate. Each of the representations and warranties of CVAL contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date; CVAL and CVAC shall have performed in all material respects all of their obligations and agreements hereunder to be performed by them at or before the Closing; and the Company shall have received certificates to the foregoing effect dated such date and executed on behalf of CVAL by a senior executive officer thereof.

               (b) The Company shall have received an opinion dated as of the Closing Date, from Schnader Harrison Segal & Lewis llp, counsel to CVAL and CVAC, substantially in the form attached hereto as Exhibit F.

               (c) There shall not have occurred any change in the financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operation of CVAL which, individually or in the aggregate, has had or might reasonably be expected to result in a material adverse effect on CVAL other than such changes resulting from (i) change in banking or thrift laws or regulations or (ii) changes in generally accepted accounting principles, or interpretations thereof, that affect the banking or thrift industries.

               (d) The shares of CVAL Common Stock to be issued in the Merger shall have been authorized to be listed for quotation on the NASDAQ National Market Issues System.

               (e) No transaction or event involving CVAL or any subsidiary of CVAL shall have occurred or be pending which would result in a change in the nature of the securities as the same are described in CVAL's Articles of Incorporation as in effect on the date of this Agreement or in the issuer of the securities to be issued in the Merger to holders of Company Common Stock or which would result in CVAL's ceasing to own the Bank.

                            ARTICLE  V

                          Other Matters

          Section 5.01 Information and Cooperation. At all times prior to the Effective Time, the Company will give CVAL and its representatives full access to its books, records, reports, notifications and applications to regulatory authorities, offices and other facilities, and to its employees, agents and independent accountants, and the Company will comply with all reasonable requests for the furnishing of information and documents to CVAL, subject to the terms of the confidentiality agreement between the Company and CVAL (the "Confidentiality Agreement"). Each party hereto will cooperate with the other in every way in carrying out the transactions contemplated herein and in delivering all documents and instruments deemed reasonably necessary or useful by counsel for any party hereto. The Company and CVAL will coordinate all publicity relating to the transactions contemplated hereby and neither party will issue any press release, publicity statement or other public notice relating to this Agreement or the transactions contemplated hereby without prior consultation with the other.

          Section 5.02 Survival. Except as provided in the Shareholder Indemnity to be signed by each shareholder of the Company, the representations, warranties and agreements of the parties set forth in this Agreement shall not survive the Effective Time, and shall be terminated and extinguished at the Effective Time, and from and after the Effective Time none of the parties hereto shall have any liability to the other on account of any breach or failure of any of those representations, warranties and agreements; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed either in whole or in part after the Effective Time, and (ii) shall not relieve any Person of liability for fraud, deception or intentional misrepresentation.

          Section 5.03 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns (including but not limited to any entity with which CVAL shall merge)(it being understood and agreed that each party shall remain bound hereby following any change in control of such party), and, other than the right to receive the consideration payable in the Merger pursuant to Article I hereof, is not intended to and shall not confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 5.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally or mailed by registered mail, postage prepaid, as follows:

          (a)  If to CVAL or CVAC, to:

               Chester Valley Bancorp Inc.
               100 E. Lancaster Avenue
               Downingtown, PA 19335-2923
               Attn: Anthony J. Biondi, President

               with a copy to:

               David S. Petkun, Esquire
               Schnader Harrison Segal & Lewis llp
               1600 Market Street, Suite 3600
               Philadelphia, PA 19103

          (b)  If to the Company, to:

               Philadelphia Corporation for Investment Services
               1650 Market Street, Suite 3050
               Philadelphia, PA 19103
               Attn: Edward T. Borer

               with a copy to:

               Peter J. Tucci, Esquire
               Reed Smith Shaw & McClay LLP
               2500 One Liberty Place
               1650 Market Street
               Philadelphia, PA 19103-7301

          Section 5.05 Entire Agreement; Amendment; Waiver. This Agreement, the Company Disclosure Letter including all Schedules thereto and the Confidentiality Agreement contain the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement, superseding all prior agreements and understandings, written or oral, with respect thereto. Prior to the Effective Time, any provision of this Agreement may be: (i) waived by the party benefited by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors, except that no amendment or waiver may be made that would change the form or the amount of the Merger consideration or otherwise have the effect of prejudicing the Company's shareholders' interest in the Merger consideration following the Company Shareholders' Meeting.

          Section 5.06 Termination. This Agreement may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the shareholders of the Company:

               (a) by the mutual, written consent of CVAL and the Company if the board of directors of each so determines by a vote of a majority of the members of the entire board;

               (b) by the Company (i) by written notice to CVAL if there has been a material breach by CVAL of any representation, warranty, covenant or agreement contained herein and such breach is not cured or not curable within thirty (30) days after written notice of such breach is given to CVAL by the Company, (ii) by written notice to CVAL if any condition precedent to the Company's obligations as set forth in Section 4.01 or 4.03 of this Agreement has not been met or waived by the Company at such time as such condition can no longer be satisfied, (iii) if the board of directors of the Company fails to make, withdraws or modifies or changes its favorable recommendation of this Agreement and the Merger to the Company's shareholders, or (iv) if the board of directors of the Company recommends to the shareholders of the Company that an Acquisition Proposal is likely to be more favorable, from a financial point of view, to the shareholders of the Company than the Merger;

               (c) by CVAL by written notice to the other parties,  in the event
(i) of a material breach by the Company of any representation, warranty, covenant or agreement contained herein and such breach is not cured or not curable within thirty (30) days after written notice of such breach is given to the Company by CVAL or (ii) any condition precedent to CVAL's obligations as set forth in Section 4.01 or 4.02 of this Agreement has not been met or waived by CVAL at such time as such condition can no longer be satisfied;

               (d) by CVAL or the Company by written notice to the other, in the event that the Merger is not consummated by June 30, 1998, unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; provided, however, that such date may be extended by the written agreement of the parties hereto.

          In the event of the termination of this Agreement, as provided above, this Agreement shall thereafter become void and have no effect, except that the provision of Section 2.01(y) and 2.02(n) (Fees), and 5.07 (Expenses) of this Agreement shall survive any such termination and abandonment.

          Section 5.07 Expenses.  Any termination of this Agreement  pursuant to
Section 5.06(a) or (d) hereof shall be without cost, expense or liability on the part of any party to the others. Any termination of this Agreement pursuant to clause (iii) of Section 5.06(b) shall be without cost, expense or liability on the part of the Company to any other party, if the board of directors of the Company failed to make, withdrew, modified or changed its favorable recommendation described therein as a result of a material adverse change in CVAL's financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operations. Any termination of this Agreement pursuant to Section 5.06(b)(i) or (ii) or 5.06(c) hereof shall also be without cost, liability or expense on the part of any party to the others, unless the breach of a representation or warranty or covenant is caused by the willful conduct or gross negligence of a party, in which event said party shall be fully liable to the other parties for all damages and for all out-of-pocket costs and expenses, including without limitation, reasonable legal and accounting and fees and expenses, incurred by such other party in connection with their entering into this Agreement and their carrying out of any and all acts contemplated hereunder ("Expenses").

          So long as CVAL shall not have breached its obligations hereunder, if this Agreement is terminated by the Company pursuant to clause (iv) of Section 5.06(b) hereof, or pursuant to clause (iii) of Section 5.06(b) other than as a result of a material adverse change in CVAL's financial condition, properties, assets, liabilities (including contingent liabilities), business or results of operations, the Company shall promptly, but in no event later than two (2) business days after such termination, pay CVAL a fee of $250,000 which amount shall be payable by wire transfer of same day funds. If the Company fails to promptly pay the amount due pursuant to this Section 5.07, and, in order to obtain such payment, CVAL commences a suit which result in a judgment against the Company for all or a substantial portion of the fee set forth in this
Section 5.07, the Company shall pay to CVAL all costs and expenses (including reasonable attorneys' fees) incurred by CVAL in connection with such suit.

          Section 5.08 Cumulative Rights and No Waiver. Each and every right granted to either party hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of either party to exercise, and no delay in exercising, any right shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any right preclude any other or future exercise thereof or the exercise of any other right. No investigation, review or audit by CVAL of the Company prior to or after the date hereof shall stop or prevent CVAL from exercising any right hereunder or be deemed to be a waiver of any such right.

          Section 5.09 Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each other party.

          Section 5.10 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania and applicable provisions of federal law.

          Section 5.11 Definitions. Reference is made to Exhibit G attached hereto for a listing of each term defined herein and the cross-reference to the various Sections in this Agreement containing the applicable definitions.

          IN WITNESS WHEREOF, this Agreement has been executed on behalf of the Company, CVAL and CVAC by their respective officers, all on the date first above written.


CHESTER VALLEY BANCORP INC.             PHILADELPHIA CORPORATION FOR
                                        INVESTMENT SERVICES


By /s/ Anthony J. Biondi                By /s/ A. Louis Denton
   ____________________________            __________________________________
   Anthony J. Biondi, President            A. Louis Denton, President and CEO



CHESTER VALLEY ACQUISITION CORPORATION


By /s/ Anthony J. Biondi
   ___________________________
   Anthony J. Biondi, President

                          Schedule 1.02

                          Exchange Ratio

All outstanding shares of the Company (except shares held by persons exercising dissenters rights) will be exchanged for shares of CVAL Common Stock in conformity with the following:

          1. If the Average Price Per Share (as defined in Section 1.03(b) of the Agreement and Plan of Merger) for the period of ten business days ending two business days immediately before the scheduled Closing is at least $24.50 but not more than $27.50, the number of shares of CVAL Common Stock which will be exchanged for all of the outstanding shares of the Company will be the quotient of (A) the product of (i) the book value of the Company as of January 30, 1998 minus the aggregate amount (if any) paid, accrued or agreed to be paid by the Company after January 30, 1998 for the purchase or redemption of any shares of Company Common Stock, times (ii) 2.75, divided by (B) the Average Price Per Share for the aforesaid period.

          2. If the Average Price Per Share for the aforesaid period is less than $24.50, the number of shares of CVAL Common Stock to be issued in exchange for all of the outstanding shares of the Company will be the same as though the Average Price Per Share had been $24.50; and if the Average Price Per Share for such period is greater than $27.50, the number of shares of CVAL Common Stock to be issued in exchange for all of the outstanding shares of the Company will be the same as though the Average Price Per Share had been $27.50.

          3. The Exchange Ratio of CVAL shares for each share of Company Common Stock will be the total number of shares of CVAL Common Stock to be issued pursuant to paragraph 1 or 2 above, divided by the number of shares of Company Common Stock issued and outstanding at the Effective Time.

          4. No fractional shares of CVAL Common Stock will be issued. If fractional shares result from the above calculations, cash will be paid in lieu thereof in accordance with Section 1.03(b) of the Agreement and Plan of Merger.

                            EXHIBIT A

                   Form of Employment Agreement

                            EXHIBIT B

          Individual Variations in Employment Agreements

                            EXHIBIT C

                  Form of Non-Compete Agreement

                            EXHIBIT D

                  Form of Shareholder Indemnity

                            EXHIBIT E

                Form of Opinion of Company Counsel

                            EXHIBIT F

           Form of Opinion of Counsel for CVAL and CVAC

                            EXHIBIT G

                           Definitions


     Each of the following terms is defined in the section specified below:

         Defined Term                   Section Reference

     Acquisition Proposal                    3.01(f)

     Articles of Merger                      1.01(d)

     Average Price Per Share                 1.03(b)

     Bank                                    2.02(k)

     BCL                                     1.01(a)

     Claim                                   2.01(k)

     Closing                                 1.01(c)

     Closing Date                            1.01(c)

     Code                                    Recitals

     Company                                 Recitals

     Company Benefit Plans                   2.01(s)

     Company Common Stock                    1.02(a)

     Company Shareholders' Meeting           3.05(c)

     Company Welfare Plans                   2.01(s)

     Confidentiality Agreement               5.01

     Control                                 2.01(c)

     CVAC                                    Recitals

     CVAL                                    Recitals

     CVAL Common Stock                       1.02(a)

     Default                                 2.01(k)

     Department of State                     1.01(d)

     Dissenters' Shares                      1.02(a)

     Dissenting Shareholder                  1.02(a)

     Effective Date                          1.01(d)

     Effective Time                          1.01(d)

     ERISA                                   2.01(s)

     Exchange Act                            2.02(l)

     Expenses                                5.07

     FDIC                                    2.01(m)

     Filing Date                             4.01(g)

     Merger                                  Recitals

     Old Certificates                        1.03(a)

     OTS                                     2.02(a)

     Person                                  2.01(b)

     Registration Statement                  3.05(a)

     Securities Act                          1.03(e)

     SEC                                     2.01(t)

     Surviving Corporation                   1.01(a)

     Unclaimed Shares                        1.03(e)

                                                      APPENDIX B

                   DISSENTERS RIGHTS PROVISIONS

                                                       APPENDIX B

                          PROVISIONS OF
        PENNSYLVANIA BUSINESS CORPORATION LAW RELATING TO
                DISSENTERS RIGHTS OF SHAREHOLDERS

       15 Pa. C.S.A. Sections 1571 through 1580, inclusive.

Section 1571.  Application and effect of subchapter

     (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

          Section 1906(c) (relating to dissenters rights upon special treatment). Section 1930 (relating to dissenters rights). Section 1931(d) (relating to dissenters rights in share exchanges). Section
          1932(c) (relating to dissenters rights in asset transfers). Section 1952(c) (relating to dissenters rights in division). Section 1962(c) (relating to dissenters rights in conversion).
          Section 2104(b) (relating to procedure).
          Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid). Section 2325(b) (relating to minimum vote requirement). Section 2704(c) (relating to dissenters rights upon election). Section 2705(d) (relating to dissenters rights upon renewal of election). Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions). Section 7104(b)(3) (relating to procedures).

     (b) Exceptions.

          (1) Except as otherwise provided in paragraph (2), the holders of the shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

               (i) listed on a  national  securities  exchange;  or
               (ii) held of record by more than 2,000 shareholders;

shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

               (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

               (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

               (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) a copy of this subchapter.

     (e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

     (g) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

Section 1572.  Definitions

          The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

          "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

          "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

          "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

          "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.


Section 1573.  Record and beneficial holders and owners

     (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

Section 1574.  Notice of intention to dissent

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

Section 1575.  Notice to demand payment

     (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

               (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

               (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

               (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

               (4)  Be accompanied by a copy of this subchapter.

          (b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.


Section 1576. Failure to comply with notice to demand payment, etc.

     (a) Effect of failure of shareholder to act.-A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.


     (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

Section 1577.  Release of restrictions or payment for shares

     (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of notice of demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

               (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

               (2) A statement of the corporation's estimate of the fair value of the shares.

               (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.


Section 1578.  Estimate by dissenter of fair value of shares

     (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect or failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.


Section 1579.  Valuation proceedings generally

     (a)  General rule.  Within 60 days after the latest of:

               (1)  effectuation of the proposed corporate action;

               (2) timely receipt of any demands for payment under section 1575 relating to notice to demand payment); or

               (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-&y period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Section 1580.  Costs and expenses of valuation proceedings

     (a) General rule.-The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided in this subchapter.

     (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.